Exhibit 99.1

Information to the shareholders of

LBI INTERNATIONAL AB (PUBL)

regarding the merger with

OBTINEO NETHERLANDS HOLDING N.V.

This document describes the statutory cross-border merger between Obtineo Netherlands Holding N.V. (to be renamed LBi International N.V.), a public company (naamloze vennootschap) under the laws of the Netherlands, registered with the Dutch Commercial Register under number 30277334 (“Obtineo”), with its official seat in Amsterdam, the Netherlands, and LBI International AB (publ), a public company (Aktiebolag) under the laws of Sweden, corporate registration number 556528-6886 (“LBi”) with its registered office in Stockholm, Sweden. The complete information material consists of several parts; this Information Document, LBi’s annual reports for the 2007, 2008 and 2009 financial years as well as bigmouthmedia’s annual reports for the 2006/2007, 2007/2008 and 2008/2009 financial years. In order to obtain the complete information material concerning the merger, please visit the LBi website www.lbi.com. These documents can also be obtained free of charge from LBi, telephone +46 (0)8 449 88 16, e-mail lbi@strd.se or downloaded from Danske Markets’ website www.danskemarkets.com.

This Information Document has been prepared in Swedish and English language versions. In case of any inconsistency between the Swedish and the English version of this document, the Swedish version shall prevail.

Danske Markets

IMPORTANT INFORMATION

This document has been prepared for the shareholders of LBi regarding the merger with Obtineo. The Boards of Directors have approved a merger plan on 24 February 2010. The Merger is subject to approval of the shareholders of LBi at a shareholders’ meeting which will be held on April 26, 2010.

This Information Document has been reviewed by the Swedish Financial Supervisory Authority (Finansinspektionen) (“SFSA”) pursuant to the provisions of Chapter 2b, Act, Sections 2 and 4 of the Financial Instruments Trading Act. The SFSA has indicated that this Information Document has a content that is equal to that of a prospectus, which implies that the exemption in Chapter 2, Article 5 § 3 of the Financial Instruments Trading Act (1991:980) is applicable. This Information Document is governed by Swedish law. The courts of Sweden have exclusive jurisdiction to settle any dispute arising out of or in connection with this Information Document.

This Information Document is made available at LBi’s head office and LBi’s website www.lbi.com as well as Danske Markets’ website www.danskemarkets.com.

This Information Document has been prepared in Swedish and English language versions. In case of any inconsistency between the Swedish and the English version of this document, the Swedish version shall prevail.

With the exception of bigmouthmedia’s annual reports for 2006/2007-2008/2009 (incorporated by reference), LBi’s annual reports for 2007-2009 (incorporated by reference) and the section “Pro forma financial information” in the chapter “New LBi”, no other information in this information document has been reviewed or audited by BMM’s, LBi’s or Obtineo’s auditors.

Danske Markets, a division of Danske Bank A/S (“Danske Markets”) and Jefferies International are financial advisors to LBi in connection with the Merger. Erik Penser Bankaktiebolag has rendered a fairness opinion regarding the exchange ratio to the Board of Directors of LBi.

This Information Document includes “forward-looking statements” relating to New LBi that are subject to risks and uncertainties, including those pertaining to the anticipated benefits to be realised from the proposed Merger. Factors that could cause New LBi’s actual results, performance or achievements to differ materially from those described in this Information Document include but are not limited to, the inability to successfully integrate the operations of LBi and BMM or to realise synergies from such integration and the economic environment of the industries in which LBi and BMM operate. For additional information identifying further economic, currency, regulatory, competitive and important factors that could cause New LBi’s actual results to differ materially from those anticipated, see the chapter “Risk factors”.

Further information on the Listing and the Rights Offering will be made available in a separate prospectus which will be published a few trading days prior to the completion of the Merger.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The New LBi shares and the transferable subscription rights have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or under any of the relevant securities laws of any state or other jurisdiction of the United States. Neither the US Securities and Exchange Commission nor any US state securities commission has approved of the New LBi shares or the transferable subscription rights or determined whether this Information Document is accurate or complete. Any representation to the contrary is a criminal offence in the United States. The New LBi shares and the transferable subscription rights may not be offered or sold in the United States except pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

The Merger relates to the securities of a Dutch and a Swedish company. The Merger is subject to disclosure requirements of the Kingdom of Sweden and the Netherlands which are different from those of the United States. Financial statements included in this Information Document, if any, have been prepared in accordance with International Financial Reporting Standards (IFRS) that may not be comparable to the financial statements of United States companies.

It may be difficult to enforce rights and claims arising under the federal securities laws, since the issuer is located in a non-US jurisdiction, and some or all of its officers and Directors may be residents of non-US jurisdictions. US Investors may not be able to sue a non-US company or its officers or Directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a licence has been filed under chapter 421-B of the New Hampshire revised statutes (“RSA”) with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state of New Hampshire that any document filed under the RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the security of state has passed in any way upon the merits or qualifications of, or recommended, or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any presentation inconsistent with the provisions of this paragraph.

IMPORTANT DEFINITIONS IN THIS DOCUMENT

•	“LBi” (LBI International AB (publ)) is a Swedish registered company which is proposed to merge with Obtineo

•

“Obtineo” (Obtineo Netherlands Holding N.V.) is a newly incorporated company which, if the Merger is approved by the LBi shareholders, has contracted to acquire bigmouthmedia and to raise EUR 40 million of invested capital prior to the Merger

•	“bigmouthmedia” and “BMM” means bigmouthmedia GmbH, or the group in which bigmouthmedia GmbH used to be the parent company prior to Obtineo’s acquisition of bigmouthmedia

•	“New LBi” means the combined company which will be the result of the contemplated Merger between LBi and Obtineo, becoming effective on the day after the execution of the Merger Deed

•

“Merger” means the contemplated merger between LBi and Obtineo, as a consequence whereof LBi will cease to exist and its assets and liabilities will be acquired and assumed by Obtineo under universal title of succession

THE MERGER IN BRIEF

•	LBi and Obtineo have agreed on a merger pursuant to the Swedish Companies Act and the Dutch Companies Act with Obtineo as the absorbing company

•	For each share held in LBi, one share in New LBi will be obtained

•	Simultaneously with the completion of the Merger, the name of Obtineo will be changed into LBi International N.V. This entity will be referred to as New LBi in this document

•	The Extraordinary general meeting of LBi to decide on the Merger will take place on April 26, 2010

•	LBi is expected to be delisted a few trading days prior to the completion of the Merger

•	The Merger is expected to be completed in July 2010

•	New LBi is expected to be listed on Euronext Amsterdam upon completion of the Merger

•	The current shareholders of LBi are offered the opportunity to participate in a Rights Offering following the listing of the shares in New LBi on NYSE Euronext Amsterdam

Contents

Summary	4
The Merger in brief	4
New LBi in brief	7

Risk factors	9

The Merger	19
Background and reasons	19
Responsibility for the content of this information document	21
Method for determining the exchange ratio	22
Statement of the Board of Directors of LBi	23
Approval and implementation of the Merger	24
Merger terms and instructions	25
What will happen with your shares?	29
Fairness opinion from Erik Penser Bankaktiebolag	30
The PIPE	33
The Rights Offering – a new share issue with preferential rights for LBi’s current shareholders	34

New LBi	35
Operations and strategy	35
Market	37
Pro forma ownership	40
Board structure, strategic advisory committee and auditors	42
Pro forma financial information	43
Auditors’ report regarding unaudited pro forma financial information	49
Other financial information for New LBi	50
Articles of association in brief	52
Equity incentive plans and corporate governance	59

Additional information on Obtineo and bigmouthmedia	61
Introduction – Obtineo	61
Description of operations – bigmouthmedia	62
Financial information – bigmouthmedia	64
Commentary on bigmouthmedia’s financial development	67
Other financial information for bigmouthmedia	70
History	75
Share capital development of bigmouthmedia	76
Board of Directors, management and auditors – Obtineo	77
Material agreements and related party transactions	79

Additional information on LBi	84
Financial overview	84
Board of Directors, management and auditors of LBi	87
Legal issues and other additional information	91

Other	93
Dutch securities laws in brief	93
Tax issues in the Netherlands	97
Tax issues in Sweden	108
Glossary	112
Addresses	114

Appendices	115
Merger plan	115
Supplementary information in accordance with Chapter 23, Section 10, Item 2 of the Companies Act (2005:551)	129
Auditors’ statement regarding merger plan according to Chapter 23 Section 11 of the Swedish Companies Act (2005:551)	131

New LBi’s ownership and organisational overview

1) Subject to successful completion of the drag-along procedure, outlined in chapter “Risk factors” under “Full Control of BMM”

THE MERGER IN BRIEF

On February 25, 2010 the Boards of Directors announced a proposal regarding a merger of LBi and Obtineo. The Boards of Directors have unanimously decided on the form of the merger in a joint merger plan. The Merger will be implemented by way of a cross border statutory merger pursuant to which LBi will disappear and Obtineo will effectively absorb LBi. The agreed exchange ratio means that one share in LBi entitles to one share in New LBi.

Introduction

Following the approval of the Merger by the Extraordinary general meeting of LBi due to be held on April 26, 2010, it is anticipated that Obtineo will acquire bigmouthmedia and effect the PIPE. The Merger is expected to be completed by July 2010.

Background and reasons

Following a difficult last 18 months for the marketing industry in general, there is now increasing evidence of a recovery in online digital marketing spend. The structural shift towards Internet as the primary sales and communication channel and the consequent growing demand for online marketing and e-commerce continues apace. Both LBi and bigmouthmedia have benefited from this trend.

The consolidation trend within the Internet consultancy industry has been driven partly by the quest for footprint and sales growth but also by a demand shift in the market. Blue chip customers are increasingly demanding more extensive full-service and geographical capabilities as well as more profound web consultancy and systems integration skills. In addition, these customers are also focusing on using fewer suppliers of these services. This increases the pressure on Internet consultants to reach critical mass on both a service level and a geographic level. The changing customer requirements and the fact that LBi and bigmouthmedia have complementary service areas and can leverage their similar geographical coverage have created a natural platform for discussions regarding a merger.

A merger between the operations of LBi and bigmouthmedia creates a group with greater critical mass and a stronger strategic position in relation to both customers and capital markets. Post Merger, the combined group will be one of the largest independent European digital marketing, communications, search, design, branding and technology firms. The combined group will have a market capitalisation of around EUR 180 million, based on the volume weighted average share price for LBi for one month up to April 6, 2010, with pro forma annualised 2009 net revenue for the combined group of approximately EUR 166 million and approximately 1,600 employees. Western continental Europe will represent the largest geographic area of the combined group with 44% of sales followed by the UK (30%), US (18%) and the Nordic countries (8%).

The Boards of Directors believe that the Merger will enable the new entity to meet customer demand for a wider service offering and geographical reach. The joint entity will be a market leader in the following key European markets – the UK, Denmark, Sweden, Germany, Belgium, and the Netherlands.

The Boards of Directors hold the view that the preferred way to implement the Merger is by means of a statutory cross-border merger in accordance with the Swedish Companies Act and the Dutch Companies Act. The intention is that the terms of the Merger shall not generally imply any transfer of value from the shareholders of one company to the shareholders of the other company. The Board of Directors of LBi shall convene an Extraordinary general meeting at which the Merger Plan, including any necessary decisions, will be presented for approval. This shareholders’ meeting is expected to be held on April 26, 2010.

Method for determining the exchange ratio

In determining a fair exchange ratio for both LBi’s and Obtineo’s shareholders, the Boards of Directors have taken a number of factors into consideration. The Boards of Directors have primarily considered the relative profitability of the Merging Companies by using EBITDA and taken into account the actual net debt and working capital positions for which normalisations have been made. By taking the above factors into account, the Boards of Directors have arrived at a relative value of one share in New LBi for one share in LBi. The exchange ratio for the Merger has therefore been set so that each LBi share will be exchanged for one share in New LBi.

The Board of Directors of LBi has obtained a fairness opinion regarding the exchange ratio from Erik Penser Bankaktiebolag, which has concluded that the exchange ratio is fair for the LBi shareholders from a financial perspective.

Approval and implementation of the merger

Final approval of the Merger requires a qualified majority of 2/3 of votes cast and shares represented at the Extraordinary general meeting of LBi which will be held on April 26, 2010.

LBi has received irrevocable undertakings from shareholders representing 38,622,758 ordinary shares or 62.27 % of LBi’s share capital to vote in favour of the Merger Plan.

Shareholders who wish to attend the Extraordinary general meeting shall have entered their names in the register of shareholders maintained by Euroclear Sweden AB (former VPC AB) no later than on Tuesday April 20, 2010 and notify their intention to participate to LBI International AB no later than on Tuesday April 20, 2010 at 4 p.m.

If LBi’s Extraordinary general meeting approves the Merger Plan, certain steps must be completed before the Merger can be effected, including the BMM acquisition, the PIPE and certain creditor related procedures in accordance with the Swedish Companies Act. LBi has already received irrevocable undertakings from its major known creditors not to object to the Merger as part of these creditor related procedures. The LBi shares will be delisted from Nasdaq OMX Stockholm and NYSE Euro-next Amsterdam a few trading days prior to the Merger.

The Merger is expected to be completed at the earliest by July 2010. The Merger is effective on the day following the execution of the Merger Deed and will result in LBi being dissolved and its assets and liabilities being acquired by Obtineo under a universal title of succession. After the Merger has been registered with the Swedish Companies Registration Office (Sw: Bolagsverket) (the “SCRO”) LBi shareholders will, without further action, receive newly issued shares in New LBi.

Shares in New LBi that are issued as Merger consideration will entitle the holders to dividends as of the day after the execution of the Merger Deed. New LBi is expected to be listed on NYSE Euronext Amsterdam upon the completion of the Merger.

The PIPE

Following the approval of the Merger it is anticipated that, in addition to Obtineo’s acquisition of bigmouthmedia, Obtineo will conduct a private placement of shares in Obtineo of an amount of EUR 40 million—referred to herein as “PIPE”. The purpose of this capital raising is to fund organic growth as well as growth through acquisitions.

Obtineo has signed a subscription agreement (dated February 24, 2010) regarding the PIPE with Janivo, Cyrte, Carlyle, two other BMM Shareholders (Stephen Leach and Seamus O’Brien) and certain executive managers of LBi (Ewen Sturgeon, Luke Taylor and Huub Wezenberg) which will result in these parties holding in total 33,333,332 shares in Obtineo, against payment of EUR 1.20 per share.

Rights Offering

The Merging Companies have agreed that, following the Merger, Listing and trading of the New LBi shares on NYSE Euronext Amsterdam, New LBi will launch a fully-underwritten EUR 10 million Rights Offering (the “Rights Offering”) with a subscription price of EUR 1.00 per share. The share issue provides existing LBi shareholders with the opportunity to invest in New LBi.

Janivo has committed to exercise its pro rata share of the Rights Offering in respect of the shares it receives in New LBi as a result of the Merger.Further, Obtino has entered into a subscription agreement (dated 24 February, 2010) with Janivo and Cyrte in respect of undertakings from them to subscribe for shares, which are not subscribed for by eligible shareholders in the Rights Offering, at a price of EUR 1.00, and are entitled to an underwriting fee of 3.5% of the aggregate amount of the Rights Offering, i.e. EUR 350,000. The Underwriters have informed LBi that they have received irrevocable undertakings from a number of the current shareholders of LBi, together representing 48.42% of the total issued shares in LBi, that they will participate in the Rights Offering. The shares allotted to these shareholders under the Rights Offering will be subject to a 180 day lock-up and the Underwriters will forward to them the underwriting fee in respect of their subscription undertakings.

The BMM Shareholders and the PIPE Investors are excluded from the Rights Offering in respect of the shares acquired by them pursuant to the acquisition of bigmouthmedia and the PIPE (including any shares currently owned in New LBi).

Following the Merger, if LBi shareholders take up their full allotment in the Rights Offering, they will in the aggregate own 51% of New LBi (see chapter “New LBi”, section “Pro forma ownership” for an overview of the shareholdings as a result of the various transactions).

Further information will be provided in the Listing and Rights Offering prospectus to be published by New LBi a couple of trading days before the Effective Date. The Listing and Rights Offering prospectus will be registered in the Netherlands.

NEW LBI IN BRIEF

Operations

New LBi will combine LBi’s digital media, marketing, communications, design, branding and technology services with bigmouthmedia’s search engine marketing. New LBi will be one of Europe’s largest independent marketing and technology agencies, with strong capabilities in the US and a foothold in Asia and the Middle East. As a larger and more geographically spread company, New LBi will be able to meet the growing customer demand for one agency providing services across geographies. In addition, it will bring together a strong customer base of global blue chip companies and create a stronger appeal to attract and retain a talented workforce. Going forward, New LBi aims to capitalise on the structural shift in spend from offline to online channels. With a strengthened financial position, New LBi will also be well-positioned to drive further industry consolidation.

Strategy and vision

New LBi aims to transform the combined entity from currently being a leading independent European to a truly global full-service digital marketing and technology agency. The merger of LBi and Obtineo, and the integration of bigmouthmedia’s operations into LBi’s international footprint are the first and most important steps in achieving this goal.

With the strong support from existing and new shareholders who have provided significant equity resources, the combined entity is the ideal platform to make additional acquisitions to expand the current service offering and geographical footprint. For entrepreneurs and business owners in the digital marketing space the combined entity will be a highly attractive partner for those who are seeking new opportunities and routes to develop their businesses.

Dividends

Future dividend payments will depend, among other things, on New LBi’s performance, financial position, funding arrangements and expected capital requirements. In deciding whether to propose a dividend, the Management Board will also take into consideration contractual, legal and regulatory restrictions on the payment of dividends and other factors that may be deemed relevant. There can be no assurance that New LBi will generate sufficient earnings to allow it to pay dividends and if it does, the Management Board may elect to reinvest instead of paying dividends. Management Board decisions regarding dividends are subject to the prior approval of the Supervisory Board.

Organisation

New LBi will employ approximately 1,600 employees across 15 countries, located primarily in major European, American and Asian business centers. The head office, responsible for central administration and financial functions, will be relocated to Amsterdam to coincide with the newly created single NYSE Euronext Amsterdam listing.

Shares in New LBi that are issued as Merger consideration will entitle the holders to dividends as of the day after the execution of the Merger Deed.

Board structure

In line with the Dutch Companies Act, New LBi will have a two-tier board structure consisting of a Management Board, with responsibility for the day-to-day operations of the business, and a Supervisory Board, which will be responsible for the supervision of the management by the Management Board and the general course of affairs of New LBi. For further information on the allocation of powers and responsibilities between the Management Board and the Supervisory Board, see chapter “New LBi”, section “Articles of association in brief”.

It is proposed that Luke Taylor, current CEO of LBi, shall be the new CEO of the Management Board of New LBi, and Huub Wezenberg, current CFO of LBi, shall be CFO of New LBi. Fred Mulder, LBi’s current Chairman, shall become Chairman of the Supervisory Board. In addition to Mr Mulder, the Supervisory Board shall include Joost Tjaden (as nominee of Janivo, a Dutch private equity firm), Nazo Moosa (as appointee of Carlyle, a global private equity firm), George William Fink (recently joined the Board of Directors of LBi as an independent director) and an independent fifth member to be proposed by Carlyle. Janivo and Cyrte are currently the sole shareholders of Obtineo. After the completion of the acquisition of BMM by Obtineo, Carlyle and the other shareholders of bigmouthmedia will become shareholders of Obtineo. In addition thereto, the PIPE Investors will obtain shares in Obtineo pursuant to the PIPE (for more information see chapter “Additional information on Obtineo and bigmouthmedia”, section “Material agreements and related party transactions” under “Material agreements – Obtineo”).

Strategic Advisory Committee

A Strategic Advisory Committee will be formed to advise on the developments in New LBi’s markets and within the peer group. This committee will be chaired by Frank Botman, CEO of Cyrte, and include Michiel Mol and Steve Leach, founders of Lost Boys and bigmouthmedia respectively.

Proforma financial information, January–December 2009

SEK million	Proforma New LBi
Net sales	1,766
Earnings before depreciation and amortisation	191
Operating result (EBIT)	–759
Net result for the period	–751

Cash and cash equivalents	663
Total short and long-term liabilities	1,436
Shareholders’ equity	2,336

Auditors

PricewaterhouseCoopers Accountants N.V. is proposed as New LBi’s auditor.

Risk factors

LBi’s, Obtineo’s, bigmouthmedia’s and New LBi’s operations and the ownership of shares in New LBi are associated with risks related, but not limited to, market and competition, operational performance, key management, acquisitions, revenue and cost structure, technical development, taxation, restructuring, refinancing and the Merger and integration of LBi and BMM. The omission or inclusion of a risk is not an indication of its importance.

RISK FACTORS

Below is a general outline of certain risk factors which may be of significance for -Obtineo, BMM, LBi and New LBi and an investment in the New LBi shares.

Investing in shares in New LBi involves inherent risks. A number of factors affect and may affect the operations in Obtineo, BMM, LBi and New LBi, which might affect the price performance of the New LBi shares. There are risks regarding circumstances that are linked to Obtineo, BMM, LBi and New LBi and circumstances which are not directly linked to Obtineo, BMM, LBi and New LBi but which affect the industry where BMM, LBi and New LBi will operate.

The risk factors are not presented in any order of priority, nor is the outline exhaustive but Obtineo, BMM and LBi consider these risks to be the most material risks. This means that additional risks and uncertainties not presently known to Obtineo, BMM and New LBi or that Obtineo, BMM and LBi currently deem immaterial may also have a material adverse effect on BMM’s, LBi’s and New LBi’s operations. In addition to the risk factors mentioned below and other inherent risks, the reader is also advised to pay close attention to the other information in this Information Document.

A share’s market price may both increase and decrease and hence, investing in shares involves an inherent risk for large value fluctuations. A prospective investor should carefully consider the factors set forth below and elsewhere in this Information Document. Further prospective investors should consult a financial advisor as to the suitability of an investment in New LBi. An investment in the shares is suitable only for investors who understand the risk factors associated with this type of investment and who can afford a loss of all or a part of the investment.

Risks related to the industry and the companies

Market and competition

BMM and LBi operate in a highly competitive environment. To maintain and improve its market position, New LBi must invest continuously in the quality of its services, IT capability and personnel. In the market in which New LBi will be operating, competition is met from several directions, including, but not limited to internet consultants, management consultants, IT consultants and communication agencies and also to a large extent the present and prospective client’s in-house IT and marketing divisions. Every failure to meet the client’s demands and remain a competitive choice in an environment of increasing competition could adversely affect New LBi’s operations, profitability and financial position.

Operational performance

LBi made losses in earlier years and current profit margins cannot be taken as an assurance for New LBi’s future profitability.

Dependence on key management

BMM and LBi are characterised by their decentralised company structures and consist of several operating companies operating in several geographical areas headed by local management. New LBi’s country managers will be vital to the ongoing stability and growth in their respective regions. Any unplanned change in key managers at the holding and at the operating level could have a negative impact on the business.

Trends in digital media and reliance on skilled employees

BMM’s, LBi’s and New LBi’s businesses are built around leading the development and also to a great extent the knowledge of the employees. New LBi is therefore dependent upon being able to attract and retain skillful personnel. Should New LBi be unable to retain and to recruit skillful personnel, this would have a material adverse effect on New LBi’s business, financial condition and/or results of operations.

Reliance on big clients

A substantial part of BMM’s and LBi’s sales are derived from a limited number of large clients. In 2009 net sales from the ten largest clients covered approximately 23% of the total revenues in LBi, and in the financial year ending on June 30, 2009, the corresponding amount for BMM was approximately 31%. Should one or more large clients choose another supplier or another solution or reduce the use of New LBi’s services, New LBi’s business, results of operations and financial condition could be negatively affected.

Acquisitions and new activities

Historically, company acquisitions have contributed to both BMM’s and LBi’s growth. New LBi intends to undertake more acquisitions in the future, if the right opportunities arise. As a consequence hereof the operational structure and capital structure of New LBi may be substantially affected. The ability of New LBi to realise future growth may to an extent depend on the ability to realise suitable acquisitions. Acquisitions always carry the risk that the companies in question might not produce expected results, or that difficulties might arise in the integration of operations.

Cash effects of historic earn-out clauses

LBi has acquired a substantial part of its businesses through acquisitions. Several of the contractual agreements in relation to these acquisitions contain earn-out clauses in which substantial amounts may have to be paid in the future by means of the issuance of shares. As a result of the Merger, it will no longer be possible to issue LBi shares to satisfy these earn-out clauses. Failure to negotiate and/or agree with all the related contract parties to satisfy the obligations with New LBi shares instead of LBi shares might have a material negative effect on New LBi, its liquidity and/or its financial position (because New LBi may have to pay earn-out amounts in cash, as it is contractually entitled to do).

Assignments performed at a fixed price

Assignments performed at a fixed price on a pro forma basis account for 50-60% of New LBi’s revenue. Misjudgement about the resources required to complete such an assignment can generate a loss.

Revenue and cost structure

BMM and LBi derive most of their revenue from the provision of services. As a company mainly devoted to consulting, the majority of New LBi’s costs will be employee-related. If the balance cannot be maintained, between personnel costs and the revenue New LBi obtains for the services provided, profitability may be affected in a negative way.

Restructuring

Due to substantial restructuring in the recent years and potential restructuring in the future it is currently unclear to what extent the current cost base of BMM and LBi and subsequently New LBi is sustainable in the future. Additional overheads resulting from additional staff in non-billable functions might be required in order to support New LBi’s current growth strategy. It is unclear if these additional costs can be absorbed by future gross margin growth and therefore this could have a negative impact on New LBi’s future profitability.

Reputation risk

Should New LBi not be able to fulfill clients’ expectations regarding projects, there is a risk that its reputation will be damaged, which could considerably reduce the possibilities of obtaining follow-up assignments or assignments from new clients.

Quality of the management information system

Due to the dynamic development of BMM and LBi in recent years, their respective management may only be aware of certain issues or information after some delay, which may have a material adverse effect on New LBi’s business, financial condition and/or results of operations.

Rental risk

Due to disposals and divestments of various subsidiaries, BMM and LBi are still subject to certain obligations to pay rent for space which the companies do not use and which New LBi will not use. The disability of New LBi to sublease these facilities could have a material adverse effect on New LBi’s financial condition and/or results of operations.

Market risk and economic risk

The majority of BMM’s and LBi’s clients’ IT investments are sensitive to changes in the economic climate (e.g. clients may choose to reduce their purchase of consultant services). Deterioration of the general economic conditions may have an adverse effect on the results of New LBi. As a result, New LBi might be obliged to adapt its organisation and range of services to prevailing conditions. Since the average backlog and pipeline for LBi amounts to approximately two to three months, forecasts and other forward-looking statements are primarily based on overall market development expectations of the management of New LBi. Since the market in which New LBi will operate is volatile and dynamic, the actual results may materially differ from those stated in forecasts and forward-looking statements which will affect the market value of its shares.

Exchange rate risk

Exchange rate risk is the risk of a change to a financial instrument when exchange rates fluctuate. Exchange rate risks may be broken down into transaction and translation exposure. Translation exposure arises by virtue of New LBi shareholdings in its foreign operating subsidiaries. Transaction exposure arises as part of the normal activities of the operating subsidiaries, which do business almost exclusively in their local markets and invoice predominantly in local currency, primarily SEK, DKK, AED, GBP, USD and EUR.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected or the ability to service external debt deteriorates due to changes in the market rate of interest. BMM and LBi have in the past and New LBi will in the future place excess liquidity in interest bearing instruments while awaiting attractive operating investment alternatives. BMM and LBi are parties to several debt agreements in connection with the conduct of their businesses. New LBi’s profitability may be adversely affected during any period of unexpected or rapid increase in interest rates for such debt.

Counterparty risk

Counterparty risk is the risk that a counterparty to a financial instrument transaction will be unable to meet its obligations.

New LBi will also have credit risks in its outstanding trade accounts receivables.

Restrictive covenants

BMM’s and LBi’s current debt arrangements contain certain restrictive covenants. Such covenants may restrict New LBi in terms of how New LBi can conduct its business. New LBi may, as a consequence of such covenants, be restricted in responding to changing market conditions or in pursuing favorable business opportunities. Further, New LBi will have to dedicate a substantial portion of its cash flow from operations to service debt, which in turn will reduce the amount of cash flow it will have available for capital investment, working capital and other general corporate purposes.

Refinancing risk

Refinancing risk is the risk that a company will not be able to obtain renewed financing or will incur significantly higher costs or less favorable terms and conditions in doing so. The pro forma calculations for New LBi show that it will have material interest-bearing loans, including leasing commitments and liquid funds.

Operational risks

Operational risks relate inter alia to the risk of the malfunctioning of information systems, communications systems, transaction processing and settlement systems during the regular processing but also during special projects such as the internet activities, as well as the risk of fraudulent and/or unauthorised transactions by New LBi’s employees or third parties. These operational risks may have an adverse effect on New LBi’s financial position and results.

Intellectual property rights

Failure of BMM or LBi and subsequently New LBi, to own or transfer all intellectual property rights created by or on behalf of BMM, LBi and/or New LBi (i.e. by its employees or third parties hired by or on behalf of them) during the course of its business (i.e. by rendering services to customers), might have a negative effect on New LBi and/or its operations.

Technical development

New LBi will continue to operate in a market driven by technology, and is dependent upon keeping up with technical developments. Should New LBi not be able to adapt its operations rapidly and cost effectively in pace with such developments, there is a risk that it might lose competitiveness, and consequently lose part of its market share.

Steady advances in the areas of design, information architecture and technology on the web and in digital media are the main catalysts for the growth of the Internet sector. New LBi’s success will be a function of it remaining in the forefront, having the ability to promote innovative, interactive digital solutions, and being perceived as a partner that can work with its clients on a long-term, strategic basis. If New LBi does not succeed to achieve and maintain such position, this will have an adverse effect on its future profitability.

Future capital requirements

New LBi is dependent upon having access to sufficient liquid funds. New LBi may experience net cash flow shortfalls exceeding New LBi’s available funding sources. Additional capital may also be required by New LBi in connection with financing of new capital-intensive projects, acquisitions or for other investments in the future. In addition, New LBi may incur unanticipated liabilities or expenses. There can be no assurance that New LBi will be able to raise new equity or arrange new borrowing facilities in a timely manner on acceptable terms and in amounts necessary to conduct its ongoing and future operations, should this be required.

Taxation risk

New LBi will operate in various countries and is therefore subject to the risk of tax audits and assessments in these countries. Authorities may disagree with positions taken by New LBi, LBi or BMM and if that is the case this may have a material adverse effect on New LBi’s financial condition, results and/or cash flow.

New LBi is exposed to risks regarding the correct application of the tax regulations in the jurisdictions in which it operates as well as possible future changes in the tax legislation of those relevant jurisdictions. New and changed regulations could have an impact on New LBi’s profitability.

Full control of BMM

The BMM shareholders who executed the SPA represent approximately 96.02% of the total issued ordinary share capital of bigmouthmedia (excluding any ordinary shares held by BMM itself). Currently, there are also non-voting class B shares outstanding in BMM with an aggregate nominal value of EUR 8,200 (representing approximately 9.57% of the aggregate nominal value of all issued shares in BMM) and such shares rank pari passu with the ordinary shares in terms of entitlement to income and capital. The Boards of Directors believe, having taken legal advice, that the four remaining holders of ordinary shares in BMM are contractually required to sell and transfer their shares to Obtineo pursuant to a drag-along clause in the agreement among the shareholders of bigmouthmedia, and that the non-voting class B shares outstanding in BMM should be acquired by BMM (by operation of law) following the transfer of all other ordinary shares in BMM to Obtineo. Drag-along notices were received by the shareholders to whom the notices were addressed on March 3, 2010. These shareholders had until March 29, 2010 to comply and transfer their respective shares. As of the date of this document, four ordinary shareholders in BMM (holding in aggregate approximately 3.98% of the total nominal value of all ordinary shares issued by BMM, other than any such shares held by BMM and excluding the non-voting class B-shares) have failed to comply with the drag-along notices served on them. Further, one of the holders of non-voting class B shares in BMM (who holds approximately 51.22% of all such issued shares) has threatened to contest the acquisition of his class B shares by BMM (as described above) and to litigate in this regard. In respect of the shareholders who have not complied with the drag-along, litigation will need to be initiated. This litigation will be led by the BMM shareholders for their own account. Should the dissenting holders of ordinary or non-voting class B-shares in BMM prevail in court which is always a possibility, then Obtineo would not acquire all shares in BMM, resulting in a continuing minority position in BMM in the form of both ordinary shares and non-voting class B shares, and ongoing administrative complexity in handling its affairs. Accordingly, it would be necessary to consider other means by which to confer full control over BMM to Obtineo, for example by way of a cross-border merger of BMM into Obtineo.

Risks related to future development and forward-looking statements

This Information Document includes “forward-looking” statements. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause New LBi’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

Risks related to the Merger

The completion and implementation of the Merger

The implementation and completion of the Merger is subject to certain conditions which are described in the Merger Plan, including, without limitation, completion of the acquisition of bigmouthmedia and the PIPE, approval of relevant governmental authorities and the lapse of a two month creditor notice period. See further in section “Conditions for the Merger”. There can be no assurance that such conditions will be met, and if not, the Merger will not be effected.

Integration of LBi, Obtineo and BMM

Achieving the benefits of the Merger will depend in part upon meeting the challenges inherent in the successful combination and integration of the businesses. The integration period may lead to problems such as interruptions or impaired competitiveness in New LBi’s operations. Furthermore, the existing and future employees and customers of LBi, BMM and New LBi may experience uncertainty concerning the integration of the companies and choose to terminate their relation. Such terminated relations may present obstacles in the integration of the companies.

If any of these problems arise or if senior management’s attention is diverted, this may have a considerable negative effect on New LBi’s ability to achieve the expected gains of the Merger. In addition, delays encountered in the transition process could have a material adverse effect on revenues, expenses, operating results and financial conditions. There can be no assurance that New LBi will actually achieve anticipated synergies or other benefits from the Merger.

Customer and supply agreements

Some of BMM’s and LBi’s material contracts with customers and suppliers contain change of control clauses which may be triggered as a result of the acquisition of BMM by Obtineo, the Merger or an asset transfer as part of the integration process. In addition, BMM’s customers may cease doing business with New LBi for a variety of other reasons. In particular, some of BMM’s major customers may view New LBi as a competitor. They may also be unfamiliar with LBi or may find any changes that New LBi might make to BMM’s operations objectionable.

Should New LBi loose one or more of its major customers, this may lead to a substantial loss of revenue and profitability and a decline in the market value of New LBi’s shares.

Due diligence, no recourse

The due diligence investigation conducted by BMM and LBi on each other may not have revealed all relevant facts. BMM and LBi may not have identified all risks or liabilities relating to each others’ business in their due diligence investigation. BMM and LBi cannot guarantee that flaws in the other party’s assets, unexpected liabilities or other problems with their business will not be revealed following completion of the Merger. Moreover, New LBi shall not have any recourse on the BMM Shareholders if such flaws or problems arise (and vice versa).

Final and binding effect of the Merger

After the final implementation of the Merger LBi will disappear as a legal entity and the shareholders of Obtineo, BMM and LBi will have very limited (if any) possibilities of seeking indemnification or compensation from the other company involved in the Merger or its shareholders as a result of breach of the Merger Plan or any other document or agreement governing the Merger. A cross border merger such as the Merger cannot be reversed in any way after the Merger Deed has been executed.

Tax consequences under Swedish and Dutch law

The possibility to merge a Swedish limited liability company with a Dutch equivalent has recently been incorporated in Swedish and Dutch law. This implies that the practical experience, as regards the tax treatment at the level of the Merging Companies in connection with a cross border merger, is limited. There is also limited practical experience with regard to new legislation in Sweden concerning the survival of carry forward losses in case of a change of ownership of a company. Consequently, a guarantee that the Merger will not entail adverse tax consequences cannot be given.

Failure of the Merger

LBi, BMM and Obtineo risk negative consequences if the Merger is not consummated. For example, the price of LBi’s shares may fall to such an extent that the current market price will reflect the expectation of the Merger not being consummated. Also, a large portion of the costs associated with the Merger must be paid irrespective of whether or not the Merger is consummated. In addition, in the event the Merger cannot be completed due to a breach by LBi of any of its undertakings in the Merger Plan or the Merger is not completed as a result of an event which is not caused by a breach of Obtineo of any of its undertakings or the fraud or willful misconduct of Obtineo, LBi is obliged to indemnify Obtineo and hold Obtineo harmless against any and all fees and costs incurred by Obtineo, the BMM Shareholders and the PIPE Investors. Furthermore, if the existing employees and customers of LBi and BMM choose to terminate their relation because they experience uncertainty concerning the integration of the companies following the Merger, this may have a negative effect on LBi’s, BMM’s and Obtineo’s operations if the Merger is not consummated.

Risks related to the shares

Make good payment

According to the SPA, the purchase price of the shares in BMM consists of (i) up to 35.8 million ordinary shares in Obtineo which will be issued to the BMM Shareholders at completion of the acquisition following the approval of the Merger by the shareholders’ meeting of LBi and (ii) a cash component up to a maximum amount of EUR 14.05 million which becomes payable to the BMM Shareholders (the “Make Good Payment”) whereby the amount is calculated by reference to the weighted average market price of the New LBi shares during a 3 months period, starting 15 months following the listing of the New LBi shares on NYSE Euronext Amsterdam, as follows: if the market price is equal to or lower than EUR 1.25, the Make Good Payment will be EUR 14.05 million; if the market price is equal to or higher than EUR 1.65, the Make Good Payment will be nil; if the market price is between EUR 1.25 and EUR 1.65, the Make Good Payment is calculated proportionally. (For more information see chapter “Additional information on Obtineo and bigmouthmedia”, section “Material agreements and related party transactions” under “Material agreements – Obtineo”). The contingent payment obligation by New LBi in respect of the Make Good Payment may have a negative effect on the market price of the New LBi shares prior to settlement of this payment.

Major shareholders and special voting rights

Following the Merger and the Rights Offering (assuming that all rights will be exercised by the existing shareholders of LBi pro rata their current shareholding), a limited number of shareholders will hold a significant part of the issued and outstanding share capital of New LBi. Janivo will own approximately 13.7%, the Mol family approximately 13.2%, Carlyle approximately 12.7% and Cyrte approximately 9.8% of the issued and outstanding share capital of New LBi. (See chapter “Pro forma ownership” for an overview of the shareholdings as a result of the various transactions).

Carlyle will have a right to appoint, and Janivo will have a right to nominate, a member on the Supervisory Board following the listing of the New LBi shares on NYSE Euronext Amsterdam for so long as they hold at least 5% of the issued and outstanding share capital of New LBi each at the time of such appointment or nomination. In addition, as long as Carlyle holds at least 7% of the issued and outstanding share capital of New LBi, it has also the right to propose an independent candidate for nomination by the Supervisory Board.

These shareholders, when acting as a group, could have a significant influence over the outcome of corporate actions requiring shareholder approval, including the appointment of members of the Management Board and members of the Supervisory Board, any merger or sale of all or substantially all of the assets of New LBi or any other significant corporate transaction. These shareholders, when acting as a group, could delay a change of control of New LBi, even if such a change of control would benefit the other shareholders. The significant concentration of share ownership may adversely affect the market price of the New LBi shares due to investors’ perception that conflicts of interest may exist or arise and could impede New LBi’s ability to offer equity securities in the future at a time and at a price that are deemed appropriate.

Volatility

The market price of, and trading volumes in, the shares in New LBi may be volatile and could be significantly affected by, among others, the following factors:

•	New LBi’s actual or anticipated results of operations;

•	the level of New LBi’s debt;

•	future sales and issues of shares;

•	new services or products offered, or new relationships entered into or existing relationships lost, by New LBi or its competitors;

•	changes in, or New LBi’s failure to meet, securities analysts’ expectations;

•	developments and technological innovations in New LBi’s business;

•	interest rate changes;

•	changes to the regulatory environment in which New LBi operates;

•	general market outlook; or,

•	general market conditions and other factors beyond New LBi’s control.

A change in market conditions may affect the price performance of the New LBi shares regardless of New LBi’s operating performance or the overall performance of its industry. Accordingly, the market price of the shares may not reflect the underlying value of New LBi’s assets and operations. The price at which investors may dispose of their shares at any point in time may be influenced by a number of factors, only some of which may pertain to New LBi while others of which may be outside New LBi’s control.

Dividends

The payment of dividends in the future will depend among other things upon New LBi’s performance, financial position, funding arrangements and the expected capital needs of New LBi. In deciding whether to propose a dividend, the Management Board of New LBi will also take into consideration contractual, legal and regulatory restrictions on the payment of dividends and such other factors as it may deem relevant. Management Board decisions regarding dividends are subject to the prior approval of the Supervisory Board. There can be no assurance that New LBi will generate sufficient earnings to allow it to pay dividends and if it does, the general meeting of Shareholders may elect to reinvest the entire profit instead of paying dividends.

Dilution resulting from the exercise of outstanding options, warrants and the issuance of shares to pay the purchase price of acquisitions

Dilution resulting from the exercise of outstanding options existing and proposed under the Global Share Option Plan and any new share plan could adversely affect the price of the shares. Dilution could also occur from the exercise of warrants, to be issued by New LBi in connection with for example acquisitions in the future, and the settlement of existing and future earn-out clauses by means of an issuance of shares. (For more information see chapter “New LBi”, section “Equity incentive plans and corporate governance” and chapter “Additional information on LBi”.

No public market for New LBi’s shares on NYSE Euronext Amsterdam

Prior to the contemplated listing of the New LBi shares on NYSE Euronext Amsterdam, there has been no public market for New LBi’s shares in the Netherlands. Although the shares in LBi are listed and traded on NASDAQ OMX Stockholm and NYSE Euronext Amsterdam, no assurance can be given that a consistently active trading market for New LBi’s shares will develop or be maintained following the listing of the New LBi shares on NYSE Euronext Amsterdam, or that the market price of New LBi’s shares will not decline.

Illiquid trading and future sales

Following the Merger and the Rights Offering (assuming that all rights will be exercised by the existing shareholders of LBi pro rata their current shareholding), the shares held by Janivo and Cyrte in Obtineo as well as the shares acquired by the PIPE Investors under the Subscription Agreement, the shares acquired by the BMM Shareholders in connection with the acquisition of bigmouthmedia and the shares acquired by the Underwriters in connection with the Rights Offering are subject to a lock-up for a period of 18 months following the listing of the New LBi shares on NYSE Euronext Amsterdam. The shares allotted in the Rights Offering to the shareholders who signed an irrevocable undertaking will be subject to an 180 days lock-up (for more information see chapter “Additional information on Obtineo and bigmouthmedia”, section “Material agreements and related party transactions” under “Material agreements – Obtineo”).

It is impossible to anticipate the degree to which the investors’ interest in New LBi will lead to active trading in its shares during the first 18 months or how trading in the shares will function in the future. Should active and liquid trading not materialise or prove not durable, holders of shares in New LBi may find it difficult to sell their shares without driving down the market price, or at all.

Although the lock-up letters stipulate that any sale of the relevant New LBi shares shall be made as a structured sale process through a reputable investment bank designated by New LBi, any transactions in the New LBi shares following individual dispensation from the lock-up restrictions or following the expiry of the lock-up period, or the perception that such sale may occur, could materially and adversely affect the market price of the New LBi shares and could impede New LBi’s ability to offer equity securities in the future at a time and at a price that are deemed appropriate.

Shareholders outside the Euro-zone are subject to exchange rate risk

The LBi shares will be delisted from NASDAQ OMX Stockholm and NYSE Euronext Amsterdam a few trading days prior to completion of the Merger. The shares of New LBi will subsequently, subject to application and admission, be listed on NYSE Euronext Amsterdam. The New LBi shares will be priced in EUR, and any future payments of dividends in respect of the New LBi shares will be denominated in EUR. Accordingly, any investor outside the Euro-zone is subject to adverse movements in the EUR against their local currency as the foreign currency equivalent of any dividends paid on the shares or received in connection with any sale of the shares could be adversely affected.

Certain shareholders who do not, or are not able to, exercise their subscription rights in the Rights Offering will be diluted

If shareholders of New LBi choose to not exercise their subscription rights or otherwise sell such subscription rights, or if shareholders of New LBi and/or financial intermediaries fail to comply with the procedures as well as the terms and conditions of the Rights Offering, the subscription rights will expire without any value or compensation. Shareholders who are resident in, or citizens of certain unauthorised jurisdictions will not be entitled to exercise their subscription rights and their subscription rights will be sold on their behalf. Furthermore, sale proceeds below a certain amount may not be paid out.

Accordingly, the proportionate ownership and voting in New LBi, for such shareholders as mentioned above will be reduced and the percentage that their ordinary shares will represent of the total share capital in New LBi will be reduced accordingly. Even if a shareholder elects to sell its unexercised subscription rights, or such subscription rights are sold on its behalf, the consideration it receives on the trading market for such subscription rights may not reflect the value of the immediate dilution of its percentage ownership of New LBi’s share capital as a result of the completion of the Rights Offering.

BACKGROUND AND REASONS

This section should be read in conjunction with the Merger Plan and auditor’s statement thereon included in the appendices to this document.

On February 25, 2010 the Boards of Directors of LBI International AB (publ) and Obtineo Netherlands Holding N.V. announced a proposal regarding a merger of the two companies. The Boards of Directors have unanimously decided upon the form of the Merger in a joint Merger Plan. The merger will be implemented by way of a cross border statutory merger pursuant to which LBi will disappear and Obtineo will effectively absorb LBi. The agreed exchange ratio means that one share in LBi entitles to one share in New LBi.

Following a difficult last 18 months for the marketing industry in general, there is now increasing evidence of a recovery in online digital marketing spend. The structural shift towards the Internet as the primary sales and communication channel and the consequent growing demand for online marketing and e-commerce continues apace. Both LBi and bigmouthmedia have benefited from this trend.

The consolidation trend within the Internet consultancy industry has been driven partly by the quest for footprint and sales growth but also by a demand shift in the market. Blue chip customers are increasingly demanding more extensive full-service and geographical capabilities as well as more profound web consultancy and systems integration skills. In addition, these customers are also focusing on using fewer suppliers of these services. This increases the pressure on internet consultants to reach critical mass on both a service level and a geographic level. The changing customer requirements and the fact that LBi and bigmouthmedia have complementary service areas and can leverage their similar geographical coverage have created a natural platform for discussions regarding a merger.

A merger between LBi and the operations of bigmouthmedia creates a group with a greater critical mass and stronger strategic position in relation to both customers and capital markets. Post merger, the combined group will be one of the largest independent European digital marketing, communications, search, design, branding and technology firms. The combined group will have a market capitalisation of around EUR 180 million based on the volume weighted average share price for LBi for one month up to April 6, 2010, with a pro forma annualised 2009 net revenue for the combined group of approximately EUR 166 million and approximately 1,600 employees. Western Continental Europe will represent the largest geographic area of the combined group with 44 % of sales followed by the UK (30%), US (18%) and the Nordic countries (8%).

The Boards of Directors believe that the Merger will enable the new entity to meet customer demand for a wider service offering and geographical reach. The joint entity will be a market leader in the following key European markets – the UK, Denmark, Sweden, Germany, Belgium, and the Netherlands. The Boards of Directors furthermore believe that the Merger between the two companies will create a larger critical mass and a stronger strategic position in the capital markets, as well as provide benefits for the companies and their shareholders.

The Boards of Directors hold the view that the preferred way to implement the Merger is by means of a statutory cross-border merger in accordance with the Swedish Companies Act and the Dutch Companies Act. The intention is that the terms of the Merger shall not generally imply any transfer of value from the shareholders of one company to the shareholders of the other company. The Board of Directors of LBi shall convene an Extraordinary general meeting at which the Merger Plan, including any necessary decisions, will be presented for approval. This shareholders’ meeting will be held on April 26, 2010.

RESPONSIBILITY FOR THE CONTENT OF THIS INFORMATION DOCUMENT

This Information Document has been prepared by Obtineo, bigmouthmedia and the Board of Directors of LBi as a basis for the resolutions at the Extraordinary general meeting of LBi, on April 26, 2010. Obtineo is responsible for the sections “Introduction – Obtineo”, “Board of Directors, management and auditors – Obtineo”, “Material agreements – Obtineo” and “Related party transactions – Obtineo” under “Material agreements and related party transactions” in the chapter “Additional information on Obtineo and bigmouthmedia”. Bigmouthmedia is responsible for the sections “Description of operations – bigmouthmedia”, “Financial information – bigmouthmedia”, “Commentary on bigmouthmedia’s financial development”, “Other financial information for bigmouthmedia”, “History”, “Share capital development of bigmouthmedia”, “Material agreements – BMM”, “Related party transactions – BMM”, “Disputes – BMM”, and “Insurance – BMM” under “Material agreements and related party transactions” in the chapter “Additional information on Obtineo and bigmouthmedia” and bigmouthmedia’s annual reports for the financial years 2006/2007, 2007/2008 and 2008/2009 which are incorporated by reference. The Board of Directors of LBi is responsible for the section “New LBi in brief” in the Summary, the section “Statement of the Board of Directors of LBi” in the chapter “The Merger”, the sections “Operations and strategy”, “Market”, “Pro forma financial information”, “Other financial information for New LBi and “Share based remuneration” under “Equity incentive plans and corporate governance” in the chapter “New LBi” (save for the historical information relating to BMM, prior to any adjustments, for which bigmouthmedia is responsible), the chapter “Additional information on LBi”, the section “Tax issues in the Netherlands” and “Tax issues in Sweden” in the chapter “Other” and LBi’s annual reports for the financial years 2007, 2008 and 2009 which are incorporated by reference. Erik Penser Bankaktiebolag is responsible for the fairness opinion included in the chapter. “The Merger”. Obtineo and the Board of Directors of LBi are jointly responsible for the remaining contents of this Information Document.

Obtineo, bigmouthmedia and the Board of Directors of LBi hereby provide an assurance that all reasonable care has been taken to ensure that the information contained in this Information Document for which they are each responsible is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

Stockholm, April 12, 2010	Munich, April 12, 2010	Amsterdam, April 12, 2010

LBI International AB (publ)	bigmouthmedia GmbH	Obtineo Netherlands Holding N.V.

The Board of Directors

METHOD FOR DETERMINING THE EXCHANGE RATIO

The exchange ratio has been determined with the intention of achieving a fair allotment of the shares in New LBi between the shareholders of the Merging Companies. In determining a fair exchange ratio, The Boards of Directors have taken a number of factors into consideration. The Boards of Directors have primarily considered the relative profitability of both companies by using EBITDA and taken into account the actual net debt and working capital positions, for which normalisations have been made.

By taking the above factors into account, the Boards of Directors have arrived at a relative value of one share in New LBi for one share in LBi. The exchange ratio for the Merger has therefore been set so that each LBi share will be exchanged for one share in New LBi as a result of the above methodology and valuation principles used to derive the value of New LBi and the allotment of shares to its shareholders.

The Board of Directors of LBi has obtained a fairness opinion regarding the exchange ratio from Erik Penser Bankaktiebolag, which has concluded that the exchange ratio is fair for the LBi shareholders from a financial perspective.

STATEMENT OF THE BOARD OF DIRECTORS OF LBi

The Board of Directors of LBi has, prior to preparing a joint merger plan with Obtineo, thoroughly evaluated the effects of a merger with Obtineo.

The Board of Directors of LBi believes that the Merger will enable the new entity to meet customer demand for a wider service offering and geographical reach. The joint entity will be a market leader in respect of digital marketing, communications, search, design, branding and technology in the following key European markets – the UK, Denmark, Sweden, Germany, Belgium, and the Netherlands. The Board of Directors of LBi furthermore believes that the Merger between the two companies will create a larger critical mass and a stronger strategic position in the capital markets.

In order to determine a fair exchange ratio, the Board of Directors of LBi has primarily considered the relative profitability of both companies by using EBITDA and taken into account the actual net debt and working capital positions, for which normalisations have been made.

The Board of Directors of LBi has commissioned a fairness opinion on the exchange ratio from Erik Penser Bankaktiebolag. In its written opinion dated February 24, 2010, Erik Penser Bankaktiebolag stated that the exchange ratio is fair from a financial perspective for LBi’s shareholders at the time of the opinion. The opinion from Erik Penser Bankaktiebolag is presented separately in the section “Fairness Opinion from Erik Penser Bankaktiebolag”.

On the basis of the above, the Board of Directors of LBi considers that the exchange ratio where one share in LBi entitles to one new share in New LBi is fair.

Accordingly, the Board of Directors of LBi unanimously recommends that LBi’s shareholders, at LBi’s Extraordinary general meeting on April 26, 2010, approve the Merger Plan prepared by the Boards of Directors of LBi and Obtineo, which stipulates a merger of LBi and Obtineo with Obtineo as the acquiring company and LBi as the company to be dissolved.

Stockholm, April 12, 2010

LBI International AB (publ)

The Board of Directors

APPROVAL AND IMPLEMENTATION OF THE MERGER

Following the approval of the Merger by the Extraordinary general meeting of LBi on April 26, 2010 it is anticipated that Obtineo will acquire bigmouthmedia and effect the PIPE.

Final approval of the Merger requires a qualified majority of 2/3 of votes cast and shares represented at the Extraordinary general meeting of LBi.

LBi has received irrevocable undertakings from shareholders representing 38,622,758 ordinary shares or 62.27 % of LBi’s share capital to vote in favour of the Merger Plan.

If LBi’s Extraordinary general meeting approves the Merger Plan, certain steps must be completed before the Merger can be effected, including the BMM acquisition, the PIPE and certain creditor related procedures in accordance with the Swedish Companies Act. LBi has already received irrevocable undertakings from its major known creditors not to object to the Merger as part of these creditor related procedures. The LBi shares will be delisted from Nasdaq OMX Stockholm and NYSE Euronext Amsterdam a few trading days prior to the Merger. The final day for trading in the LBi’s shares is expected to be four trading days prior to the SCRO’s registration of the Merger.

The Merger is expected to be completed at the earliest by July 2010. The Merger is effective on the day following the execution of the Merger Deed and will result in LBi being dissolved and its assets and liabilities being acquired by Obtineo under a universal title of succession. After the Merger has been registered with the Swedish Companies Registration Office (Sw: Bolagsverket) (the “SCRO”) LBi shareholders will, without further action, receive newly issued shares in New LBi.

Shares in New LBi that are issued as Merger consideration will entitle the holders to dividends as of the day after the execution of the Merger Deed. New LBi is expected to be listed on NYSE Euronext Amsterdam upon the completion of the Merger.

Subject to the admission to listing and trading on NYSE Euronext Amsterdam, the first day of trading in the New LBi shares issued as Merger consideration is expected to be on the third trading day following the registration of the Merger, which is expected to be around July 23, 2010. LBi will, as early as possible, announce the final date on which the SCRO will register the Merger.

The Merging Companies have agreed that, following the Merger and Listing and trading of the New LBi shares on NYSE Euronext Amsterdam, New LBi will launch a fully-underwritten EUR 10 million Rights Offering.

MERGER TERMS AND INSTRUCTIONS

Merger consideration

LBi shareholders will receive one (1) new ordinary share in New LBi for every share held in LBi. Each share in New LBi entitles the holder to one vote at the general meeting. All shares have equal ranking rights and claims to New LBi’s profits and assets, save for the rights attached to the A share and B share carrying special rights with respect to the appointment or nomination of three Supervisory Board members (for more information, see chapter “New LBi”, section “Articles of association in brief” under “Supervisory Board”).

Issue of the Merger consideration

Obtineo’s shareholders have approved an issue of shares to constitute the Merger consideration. Those entitled to receive Merger consideration, will be shareholders registered in the share register of LBi on the Effective Date.

Costs

No commission is charged for the exchange of shares in conjunction with the Merger.

Pre-merger undertakings

Other than as described in the Merger Plan, each Merging Company undertakes that it shall, and that it shall procure that each member of its group shall, during the period from this day and until the Merger Deed Execution, carry on its business in the ordinary and usual course and so as to maintain it as a going concern and shall not, without the prior written consent of the other party, take any of the following actions:

(a)	declare, make or pay any dividend or any other distribution (other than to a wholly owned member of its group);

(b)	merge or amalgamate, or agree to merge or amalgamate, its business with any other company (other than to a wholly owned member of its group);

(c)	make any change to its articles of association or other constitutional documents (save for minor changes to the articles of association or other constitutional documents of a majority owned member of its group);

(d)	enter into any scheme or arrangement with its creditors or as regards any corporate reconstruction, receivership, administration, liquidation or bankruptcy (other than in respect of any dormant companies);

(e)	allot, issue, create, acquire, redeem or repay any shares or other securities (or grant any option or other right to call for the issue or transfer of shares or other securities) or agree, undertake or arrange to do any of those things other than to, in favour of or from a wholly owned member of its group or, in respect of LBi, (i) upon the exercise of share options or warrants existing at the date hereof (in accordance with their terms at the date hereof); or (ii) in accordance with binding contractual earn-out arrangements existing at the date hereof and previously disclosed to the other party;

(f)	grant any credit or make any loans or enter into any guarantee or indemnity as regards the obligations of any third party or assume or incur (or agree to assume or incur) any material additional indebtedness or other actual or contingent liability (other than in favour of a wholly owned member of its group or in the ordinary course of business or as contractually required by the existing financing facilities of the Merging Companies and save for the refinance with Danske Bank as referred to in the next section “Conditions for the Merger”, under 5);

(g)	enter into or amend or terminate any contract or arrangement which would be material in a way taking the group as a whole following the Merger (other than in the ordinary course of operating its business);

(h)	implement or agree to implement substantive changes to the terms of current arrangements or contracts with the directors or members of the executive team of the Merging Companies, enter into an employment agreement or incur any commitment to enter into an employment agreement involving a remuneration and other benefits exceeding the aggregate amount of EUR 350,000 per annum or increase or agree to increase the remuneration or other benefits of any directors or any employees of group members exceeding the aggregate amount of EUR 350,000 per annum;

(i)	create or agree to create any material encumbrance or other security over any material assets (other than as contractually required by the existing financing facilities of the Merging Companies and save for the refinance with Danske Bank as referred to in the next section “Conditions for the Merger”, under 5); or

(j)	acquire, sell or agree or offer to acquire or sell any material shareholding or other interest in any other company, any material business or (other than in the ordinary course of operating its business) any material assets or stock.

The Merging Companies undertake to, in consultation with each other, take all necessary actions within their respective power or control in order to complete the Merger on the terms set out herein. If, before the Merger Deed Execution, a Merging Company breaches a pre-merger undertaking set out above in (1) clause (a) up to and including (e) above or (2) in the preamble to the pre-merger undertakings or in clause (f) up to and including (j) above in any such way which would result in a material adverse effect on the Merger or the new group created by the Merger, and in any such case is not repaired (if capable for repair) within 21 days following the breach, the other Merging Company that did not commit the breach shall be entitled to terminate the Merger Plan by written notice to the other party being received prior to the Merger Deed Execution.

If the Merger has not become effective prior to September 30, 2010 the Merger Plan will terminate.

Conditions for the Merger

The Merger Deed Execution is conditional upon:

1.	the management board of Obtineo resolving on the implementation of the Merger Plan;

2.	the shareholders’ meeting of LBi approving the Merger Plan by a majority of two thirds of both the votes cast and the shares represented at the shareholders’ meeting;

3.	Obtineo acquiring issued and outstanding ordinary shares in bigmouthmedia from the BMM Shareholders who have executed the SPA against issuance of up to 35.8 million ordinary shares in Obtineo;

4.	Obtineo raising EUR 40 million pursuant to a private placement at a price of EUR 1.20 per share;

5.	the execution by LBi of binding agreements with Danske Bank for the provision of bank facilities to New LBi on the terms as agreed in a binding term sheet dated February 24, 2010 and such facilities being available for drawdown, subject to any variations as are agreed by the Merging Companies acting reasonably;

6.	the ordinary shares in New LBi having been admitted to listing and trading on NYSE Euronext Amsterdam, subject to the Merger Deed Execution, on the basis of an approved prospectus in connection with this listing and the EUR 10 million offering of transferable subscription rights to shareholders of LBi, who become shareholders of New LBi as a result of the Merger, to acquire ordinary shares in New LBi at a price of EUR 1.00 per share;

7.	all permits and approvals of the authorities that are legally required for the Merger having been obtained on terms that are acceptable for the Merging Companies, in the reasonable opinion of the Boards of Directors; and
8.	the Merger not in whole or in part being made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or anything similar.

If any of the above conditions is not satisfied prior to the Merger Deed Execution, the Merger will not be implemented and the Merger Plan will terminate, provided that Obtineo may waive the condition under 5 above.

Reference is also made to the right of any Merging Company to terminate the Merger Plan prior to the Merger Deed Execution in case of a breach of a pre-merger undertaking by the other Merging Company, as set out in the previous section.

Merger execution and settlement of Merger consideration

The Merger process is expected to be completed by July 2010, at the earliest. Once the Merger Deed has been executed, LBi will be dissolved as per the Effective Date. The shareholders of LBi will, without further action, receive newly issued shares in New LBi. The shares in LBi will be deregistered by Euroclear Sweden (formerly VPC AB), the Swedish Central Securities Depository, from each holder’s securities account (Sw: VP-konto) and instead the New LBi shares will be registered on the securities account, which is expected to occur not earlier than on July 22, 2010. A VP-statement will be sent out to the shareholders and the shares in LBi will be delisted. The shares in New LBi will be listed on NYSE Euronext Amsterdam.

Directly-registered shareholders need to transfer their newly received shares in New LBi to a custody account with a nominee eligible for trading and delivery of financial instruments via NYSE Euronext Amsterdam, since trading in the New LBi shares cannot be settled through the Swedish Central Securities Depository system operated by Euroclear Sweden AB.

Necessary actions to receive the Merger consideration and trade shares on NYSE Euronext Amsterdam

After LBi’s Extraordinary general meeting has adopted the decisions necessary to implement the Merger, the creditor-related procedures have been finalised and the SCRO has registered the Merger, and other conditions for the Merger, set out above, have been fulfilled all shares in LBi will be exchanged for newly issued shares in New LBi without further actions needed from the LBi shareholders.

To be able to trade the newly received shares directly-registered shareholders need to transfer their shares from the securities account (Sw: VP-konto) to a custody account (Sw: Värdepappersdepå) with a nominee bank or stock broker eligible for trading and delivery of financial instruments via NYSE Euronext Amsterdam. Directly-registered shareholders are therefore advised to transfer their LBi shares to a custody account with a nominee bank or stockbroker well in advance of the last day of trading of the LBi shares on NASDAQ OMX Stockholm, to avoid a potential re-stamping fee that could be charged by the succeeding nominee.

Last day of trading of shares in LBi

For technical reasons, the last day of trading of shares in LBi on NASDAQ OMX Stockholm and NYSE Euronext Amsterdam is four trading days prior to the registration of the Merger. Thus, the last day of trading of shares in LBi is expected to be on July 14, 2010.

Trading in the new shares

Obtineo will apply for listing and trading the shares in New LBi on NYSE Euronext Amsterdam as of the Effective Date. Subject to the admission to listing and trading on NYSE Euronext Amsterdam, trading in the New LBi shares is expected to start on July 23, 2010, at the earliest.

Dividends for the new shares

The shares in New LBi, issued as Merger consideration will carry entitlement to dividend for the first time on any dividend record date that occurs after the Effective Date, which is expected to occur on July 17, 2010.

New share issue

Upon the admission to listing and trading on NYSE Euronext Amsterdam, New LBi will launch a fully-underwritten EUR 10 million share issue with preferential rights for LBi’s shareholders (the Rights Offering) with a subscription price of EUR 1.00 per share. Further information in respect of actions required for shareholders with directly or nominee registered holdings will be provided in the Listing and Rights Offering prospectus of New LBi, which will be published a couple of trading days before the Effective Date.

Instructions and registration for Extraordinary general meeting of LBi

The Extraordinary general meeting of LBi will be held on Monday April 26, 2010 at 1.30 p.m. at Hotel Anglais, Humlegårdsgatan 23 in Stockholm.

Shareholders, who wish to attend the Extraordinary general meeting must no later than April 20, 2010 have been recorded in LBi’s shareholder register issued by Euro-clear Sweden (formerly VPC), the Swedish central securities depository, and must also give notice of attendance to LBi via Eva Ottosson. Shareholders, whose shares are registered in the name of a nominee, must request the nominee to enter temporarily the shareholder in the share registry to be entitled to participate at the Extraordinary general meeting. Such registration must take place well in advance of April 20, 2010. Shareholders who wish to attend the Extraordinary general meeting shall give notice not later than 4 p.m. CET on Tuesday April 20, 2010 to LBi via Eva Ottosson.

E-mail: eva.ottosson@lbi.com

Mail: LBI International AB

Attention: Eva Ottosson

Hamngatan 2

SE-111 47 Stockholm

SWEDEN

Telephone: +46 8 41 00 10 40

Telefax: +46 8 411 65 95

When giving notice of participation, the shareholders must state their name, address, telephone number and personal identification number or company registration number. Shareholders represented by proxy should provide a power of attorney for the representative in connection with submitting the notice to attend. If the proxy is issued by a legal entity, a certified copy of the certificate of registration, or an equivalent certificate of authority, shall be attached to the proxy.

WHAT WILL HAPPEN WITH YOUR SHARES?

The exchange ratio for the Merger consideration has been set at 1:1, which means that one (1) LBi share entitles the shareholder to receive one (1) New LBi share.

For each (1) share you hold in LBi...	...you receive one (1) share in New LBi

Are you directly-registered shareholder or are your holdings nominee-registered?

The New LBi shares will be directly connected with Euroclear Sweden (formerly VPC), meaning that all LBi shareholders with directly and nominee registered holdings will receive New LBi shares as Merger consideration.

Directly-registered shareholders need to transfer their newly received shares from the securities account (Sw: VP-konto) to a custody account (Sw: Värdepappersdepå) with a nominee bank or stockbroker eligible for delivery of financial instruments in Euroclear Netherlands in order to trade the New LBi shares on NYSE Euronext Amsterdam.

To the Board of Directors of

LBI International AB (publ)

Hamngatan 2

111 47 Stockholm

Fairness Opinion

LBI International AB (publ) (”LBi” or ”the Company”) and Obtineo Netherlands Holding N.V. (“Obtineo”) (together “the Merging Companies”) have proposed a merger (“the Merger”) with the objective to form a new group intended to be named LBi International N.V. (“New LBi”). LBi is a public company operating under Swedish Law. The shares of LBi are listed on NASDAQ OMX Stockholm with a secondary listing on NYSE Euronext Amsterdam. Obtineo is a public company operating under Dutch Law.

As stated in the Merger Plan, the shareholders of LBi will receive one share in Obtineo for every share held in LBi, with Obtineo being the absorbing entity. Following the Merger, LBi will cease to exist and all the Company’s assets and liabilities will be acquired by Obtineo. The Merger involves, and is conditional upon, the following principal transactions, as set forth in the Merger Plan:

•	Obtineo acquiring all shares in bigmouthmedia GmbH (“BMM”)

•	Obtineo raising EUR 40 million (the “PIPE”)

•	An offering of EUR 10 million of transferable subscription rightsto the shareholders of LBi

In addition to the above, a condition of the Merger, however not exhaustive, is the approval of the Merger Plan by a majority of two thirds of both the votes cast and the shares represented at a shareholders’ meeting in LBi. The shares of LBi will be delisted from NASDAQ OMX Stockholm and NYSE Euronext Amsterdam in conjunction with the effective date of the Merger. The shares of New LBi will subsequently, subject to application and admission, be listed on NYSE Euronext Amsterdam. As a part of the share purchase agreement between Obtineo and BMM, the shareholders of BMM are proposed the entitlement to additional cash payments related to level of the share price of the New LBi in a 3-month period ending 18 months following the effectuation of the Merger, and such additional cash payments being capped at a maximum of EUR 14 million (the “Make Good Mechanism”).

In connection with the above, the Board of Directors of LBi has requested Erik Penser Bankaktiebolag (“EPB”) to provide an opinion as to the fairness, from a financial point of view, of the proposed exchange ratio in the Merger for the shareholders of LBi.

EPB has based its opinion (“Fairness Opinion” or “Opinion”) on the following information:

i.	Publicly available annual reports for LBi for the years 2006, 2007 and 2008

ii.	Publicly available quarterly reports for LBi for the periods January- March, January- June and January-September for the year 2009

iii.	Annual reports for BMM for the years 2006/2007, 2007/2008 and 2008/2009

iv.	Strategy document outlining industry trends, the proposed Merger and future financial and commercial prospects

v.	Forecasted financials for the LBi-BMM combination

vi.	Detailed financial plan for New LBi for the years 2010-2014

Erik Penser Bankaktiebolag (publ.) Biblioteksgatan 9 Box 7405 103 91 Stockholm Sweden tel:+46 8 463 80 00 fax:46 8 678 80 33 www.penser.se

vii.	Merger Plan

viii.	Explanatory notes to Merger Plan

ix.	Agreement related to the Merger between the Merging Companies

x.	Share Purchase Agreement between Obtineo and BMM

xi.	Deferred Payment schedule

xii.	Final valuation proposal spreadsheet

xiii.	Subscription Agreement between Obtineo and the PIPE investors

xiv.	Legal due diligence report on BMM

xv.	Current and historical share prices for LBi, and publicly available stock market information in general, and with respect to other certain companies assumed to be comparable to LBi and BMM

xvi.	Publicly available information on financial terms of certain other transactions assumed to be relevant

xvii.	Other financial studies, reports, analyses and information deemed necessary or appropriate

EPB has relied upon the accuracy and completeness of the material provided and has not requested the information to be reviewed, audited or verified by third parties. The material provided to EPB has in several cases consisted of draft versions of the intended documents. In arriving at the statements made in this Fairness Opinion, EPB has assumed that the terms and conditions for the Merger, hence not finalised as of this date, will not, when made final, in any material respect differ from those described in the documents EPB has reviewed.

This Opinion does not address any legal, regulatory, taxation or accounting aspects of the Merger and is not an evaluation of the business rationale for proceeding with the Merger. The statements made in this Opinion is based on the economic, regulatory, monetary, and other conditions in effect as of this date and the information made available to EPB as of this date. EPB is under no obligation to update, revise or reaffirm the Fairness Opinion due to events or developments subsequent to this date that may effect the statements made in the Fairness Opinion.

In determining our Opinion, EPB has applied standard valuation methods and conducted sensitivity analyses as deemed appropriate with regard to the terms and conditions of the Merger. EPB has also analysed the possible outcomes of the Make Good Mechanism and its impact on shareholder value. EPB’s Opinion on the fairness of the exchange ratio in the Merger takes into account the forecasted financial effects of the proposed transactions comprising the Merger, the increased size and scope of New LBi’s operations, and the decrease in financial risk resulting from the Merger. The compensation offered to the shareholders of LBi in the Merger will be shares in Obtineo. The shares in Obtineo (to become New LBi) will be listed on NYSE Euronext Amsterdam as a condition of the Merger, ensuring liquidity of the compensation for the shareholders of LBi. However, the Swedish shareholders of LBi will face higher transaction costs in realising their holdings on NYSE Euronext Amsterdam compared to holding shares in LBi listed on NASDAQ OMX Stockholm.

Based on and subject to the terms stated above, it is the opinion of EPB, as of this date, that the exchange ratio in the proposed Merger is fair, from a financial point of view, for the shareholders of LBi.

EPB is authorised by the Swedish Financial Supervisory Authority to conduct banking and securities operations in accordance with Swedish Law. In the ordinary course of business, EPB may trade securities for its own accounts or for the accounts of its customers, and, accordingly, may at any time hold short or long positions in securities that may, directly or indirectly, be affected

Erik Penser Bankaktiebolag (publ.) Biblioteksgatan 9 Box 7405 103 91 Stockholm Sweden tel:+46 8 463 80 00 fax:46 8 678 80 33 www.penser.se by or affect the Merger. EPB is not acting as financial advisor to LBi. Upon delivery of the Fairness Opinion, EPB will receive a fixed fee, which is not contingent upon any statements made neither in the Fairness Opinion nor upon any action or event resulting from the use of the Fairness Opinion.

This Fairness Opinion is only intended for the use of the Board of Directors of LBi in their evaluation of the proposed Merger. The Opinion does not constitute a recommendation to the shareholders of LBi on whether to vote in favour of the Merger. Neither is the Opinion an assessment on the future development of the LBi share. This Fairness Opinion may me made public by the Company in whole but under no circumstances in part. Swedish Law will apply to the contents of this Fairness Opinion. Any disputes in respect of the contents of this Fairness Opinion or legal relations connected therewith shall be settled exclusively by Swedish courts.

Stockholm, 24 February 2010

Erik Penser Bankaktiebolag

Corporate Finance

This document is an English translation of the original Fairness Opinion, which has been issued in Swedish. In the event of any differences between this document and the Swedish original, the latter shall prevail.

Erik Penser Bankaktiebolag (publ.) Biblioteksgatan 9 Box 7405 103 91 Stockholm Sweden tel:+46 8 463 80 00 fax:46 8 678 80 33 www.penser.se

THE PIPE

Following the approval of the Merger it is anticipated that, in addition to Obtineo’s acquisition of bigmouthmedia, Obtineo will conduct a private placement of shares in Obtineo of an amount of EUR 40 million (the “PIPE”). The purpose of the capital raising is to fund New LBi’s growth, both organic and through acquisitions.

Obtineo has signed a subscription agreement regarding the PIPE with Janivo, Cyrte, Carlyle, two other BMM Shareholders (Stephen Leach and Seamus O’Brien) and certain executive managers of LBi (Ewen Sturgeon, Luke Taylor and Huub Wezenberg) which will result in these parties holding in total 33,333,332 shares in Obtineo, against payment of EUR 1.20 per share.

The institutional investors are reputable private equity players with prior experience in the sector.

Janivo and Cyrte are entitled to a commitment fee of 3.5% of the aggregate subscription price of the PIPE shares acquired by them. Carlyle shall receive 3.5% of the aggregate subscription price of the PIPE shares acquired by it and the other two BMM shareholders. The total commitment fee for the PIPE is EUR 1.3 million. Completion of the PIPE is subject to satisfaction of the conditions precedent in the SPA (save for the condition relating to the PIPE).

THE RIGHTS OFFERING – A NEW SHARE ISSUE WITH PREFERENTIAL RIGHTS FOR LBi’S CURRENT SHAREHOLDERS

The Merging Companies have agreed that, following the Merger, Listing and trading of the New LBi shares on NYSE Euronext Amsterdam, New LBi will launch a fully-underwritten EUR 10 million Rights Offering (the “Rights Offering”) with a subscription price of EUR 1.00 per share. The share issue provides existing LBi shareholders with the opportunity to invest in New LBi.

Janivo has committed to exercise its pro rata share of the Rights Offering in respect of the shares it receives in New LBi as a result of the Merger. Further, Obtino has entered into a subscription agreement (dated 24 February, 2010) with Janivo1 and Cyrte2 in respect of undertakings from them to subscribe for shares, which are not subscribed for by eligible shareholders in the Rights Offering, at a price of EUR 1.00, and are entitled to an underwriting fee of 3.5% of the aggregate amount of the Rights Offering, i.e. EUR 350,000. The Underwriters have informed LBi that they have received irrevocable undertakings from a number of the current shareholders of LBi, together representing 48.42% of the total issued shares in LBi, that they will participate in the Rights Offering. The shares allotted to these shareholders under the Rights Offering will be subject to a 180 day lock-up and the Underwriters will forward to them the underwriting fee in respect of their subscription undertakings.

The BMM Shareholders and the PIPE Investors are excluded from the Rights Offering in respect of the shares acquired by them pursuant to the acquisition of bigmouthmedia and the PIPE (including any shares currently owned in New LBi).

Following the Merger, if LBi shareholders take up their full allotment in the Rights Offering, they will in the aggregate own 51% of New LBi (see chapter “New LBi”, section “Pro forma ownership” for an overview of the shareholdings as a result of the various transactions).

Further information will be provided in the Listing and Rights Offering prospectus to be published by New LBi a couple of trading days before the Effective Date. The Listing and Rights Offering prospectus will be registered in the Netherlands.

[1]	Janivo’s office address is Sparrenheuvel 36, 3708 JE Zeist, The Netherlands
[2]	Cyrte’s office address is Flevolaan 41a, 1411 KC Naarden, The Netherlands

OPERATIONS AND STRATEGY

Operations

New LBi will combine LBi’s digital media, marketing, communications, design, branding and technology services with bigmouthmedia’s search engine marketing. New LBi will become one of Europe’s largest independent marketing and technology agencies, with strong capabilities in the US and a foothold in Asia and the Middle East. As a larger and more geographically spread company, New LBi will be able to meet the growing customer demand for one agency providing services across geographies. In addition, it will bring together a strong customer base of global blue chip companies and create a stronger appeal to attract and retain a talented workforce. New LBi will also to a larger extent capture additional knowledge sharing, which will be of great benefit for its clients. Going forward, New LBi aims to capitalise on the structural shift in spend from offline to online channels. With a strengthened financial position, the company will be well-positioned to drive further industry consolidation.

Strategy and vision

New LBi aims to transform the combined entity from currently being a leading independent European to a truly global full-service digital marketing and technology agency. The merger of LBi and Obtineo, and integration of bigmouthmedia’s operations into LBi’s international footprint are the first and most important steps in achieving this goal.

With the strong long-term support from existing and new shareholders who have provided significant equity resources, the combined entity is the ideal platform to make additional acquisitions to expand the current service offering and geographical footprint. For entrepreneurs and business owners in the digital marketing space the combined entity will be a highly attractive partner for those who are seeking new opportunities and routes to develop their businesses.

Dividends

Future dividend payments will depend, among other things, on New LBi’s performance, financial position, funding arrangements and expected capital requirements. In deciding whether to propose a dividend, the Management Board will also take into consideration contractual, legal and regulatory restrictions on the payment of dividends and other factors that it may deem relevant. Management Board decisions regarding dividends are subject to the prior approval of the Supervisory Board. There can be no assurance that New LBi will generate sufficient earnings to allow it to pay dividends and if it does, the Management Board may elect to reinvest instead of paying dividends. LBi has not paid dividends since the start of operations in the mid 1990s, and New LBi does not expect to pay dividends on the shares in the foreseeable future.

Organisation

New LBi will employ approximately 1,600 employees across 15 countries, located primarily in major European, American and Asian business centers such as Amsterdam, Atlanta, Berlin, Brussels, Edinburgh, Hamburg, London, Madrid, Manchester, Milan, Mumbai, Munich, New York, Oslo, Paris and Stockholm. The head office, responsible for central administration and financial functions, will be relocated to Amsterdam to coincide with the newly created single NYSE Euro-next Amsterdam listing. The final organisational structure is not decided yet but will initially look like:

1)

Icon Medialab Portugal Servicos LDA (Portugal), Icon Medialab SRL (Italy), LBi Belgium SA (Belgium), LBi France SARL (France), LBi Germany AG (Germany), LBi Group Interactive Spain SAU (Spain), LBi Holding NV (The Netherlands) (99.41%), LBi India Pvt Ltd (India) (51%), LBi Sverige AB (Sweden), LBi Switzerland AG (Switzerland), LBi US Holdings, Inc (USA), Nexus Information Technology SA (Spain) and Oyster Partners Framfab Limited (UK). Group company holdings: Framfab AB (Sweden), Framfab Sverige AB (Sweden), Framtidsfabriken AB (Sweden), Framtidsfabriken Diviso AB (Sweden), Icon AB (Sweden), Icon Medialab Mijada AB (Sweden), LBi US, LLC (USA), Iven & Hillmann GmbH & Co. KG (Germany), Iven & Hillmann Verwaltungs GmbH (Germany), LBI Atlanta, LLC (USA), LBi Belgium SA (Belgium), LBi Denmark A/S (Denmark), LBI Limited (UK), LBi Lost Boys BV (The Netherlands), LBi MENA FZ-LLC (UAE), LBi MetaDesign Ltd (Hong Kong), LBi New York, LLC (USA), LBi Nordic Holding A/S (Denmark), LBi UK Holding Ltd (UK), Lost Boys Polska Z.o.o. (Poland), MetaDesign AG (Germany) (83,66%), MetaLog Gesellschaft für Kommunikationstechnologien GmbH (Germany), OX2 SPRL (Belgien), Pimi AB (Sweden), Syrup Sthlm AB (Sweden), Vizualize Technologies Limited (UK), Vizualize Technologies ,Inc. (USA). All subsidiaries are 100% owned unless otherwise stated.

2)

Bigmouthmedia GmbH (Germany), Bigmouthmedia S.r.l. (Italy), Bigmouthmedia Ltd. (UK), Bigmouthmedia S.á.r.l. (France), Bigmouthmedia AS (Norway), Bigmouthmedia S.L. (Spain), bigmouthmedia Inc. (USA). All subsidiaries are owned to 100%.

MARKET

Introduction

The New Group will be present in the UK, the US, Cent-ral and Southern Europe and Scandinavia, India, China and UAE.

The digital marketplace has matured significantly in the past year. There has been a shift from multiple suppliers to single full service relationships where the agency understands the full customer journey underpinned by an appetite for sophisticated analytics and CRM. Technology has also opened up more efficient flexible ways of working, allowing agencies to service global accounts using experts clustered in certain territories rather than through the inefficiency of market silos.

At present, clients are focusing more on the potential for digital content to build their brands amongst highly motivated digital communities, and social media have become the major influencer of purchase decisions. There has also been an increase in branded digital utility, where marketing and the service collide, this is born out most obviously in the rise of the iphone application. Mobile marketing has yet to reach its tipping point, though in 2009 revenues became significant as brands began to explore the massive potential of the ubiquitous mobile device.

The information below is mostly based on the following sources: IPA (Institute of Practitioners in Advertising), TNS Global, Harrison Interactive, Magna, ChangeWave, Worldwide partners, The Aberdeen Group, Forrester and Group M.

The information in this section has been accurately reproduced and as far as LBi is aware and is able to ascertain from information published by the sources above, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Competition

New LBi will be exposed to intense competition. Its rivals include other companies, some of which are quite large, as well as the divisions of current and prospective clients. While responding quickly to changing client requirements, New LBi needs resources to develop the market and sell both new and established services. Failure to satisfy demands and remain competitive in these and other respects could be detrimental to New LBi’s operations, earnings and financial position. The digital marketing sector could still be considered as fragmented and further consolidation opportunities are expected. New LBi’s key competitors are Sapient, Razorfish, Digitas, AKQA, Ogilvyone and Tribal DDB.

Online advertising

Over the long-term the movement of audiences and marketers from traditional display and broadcast media to interactive media is anticipated to accelerate. According to GroupM’s June 2009 forecast1) , online advertising, which includes display, search, video, and other categories, is expected to reach USD 26.1 billion in spending in 2010.

The online marketing sector is assumed to continue to outperform traditional advertising. In particular, the Search market continues to grow. The Forrester report2) on growth of online activities over the past three years shows that general activities are steadying. Functions such as email and search are the mainstays of online activities. Therefore companies continue to funnel a majority of their online marketing budgets into search engine optimisation and email marketing campaigns. According to Forrester research, online social networking shows double-digit growth numbers and online media use is growing in single numbers. With regard to mobile internet the adoption rates of many of the advanced cell phone functions are still small, but they

1)	GroupM Global Ad Forecast June 2009
2)	The Forrester Wave Full-Service Market Research Online Community Vendors, Q4 2009

show that people have an interest in a mobile device with other features than just talking.

In the wider context of more people spending more time online, a decrease in online marketing budgets is less likely. Marketing needs an audience and that audience is now increasingly expected to be located online. According to the Aberdeen Group Report “The ROI on Social Media” (March 2009), US adults now spend, on average, 30% of their leisure time online. With more than 70% increase since 2007, this is part of a recent and dramatic trend. The number is in addition likely to rise further as a greater proportion of the population spend more time at home due to the current economic downturn. Corresponding numbers for Sweden, Germany and the UK respectively are 18%, 23% and 28%1) . This means that even if overall discretionary consumer spend falls as a result of reduced income, a greater proportion of that income might be spent online. The effect on the share of marketing budgets being allocated to digital with falling consumer spend, but more time spent online is therefore difficult to assess.

In the Search Engine Marketing product segment, margins have been pressured as a result of lower discounts from search engine operators. During 2008 Google withdrew the Best Practice Funding commission from the market place and this has put earning pressure on the industry as a whole. However, the Merging Companies believe that an extended product portfolio with turnover in sectors with good margins, such as search engine optimisation and affiliate marketing, as well as products such as Online PR, Design Efficiency and Social Media Marketing will be able to compensate for this.

The Business-to-Business Market

Looking briefly at the impact of the current downturn on the Business-to-Business market, current dynamics are clearer. It is anticipated that marketing budgets will be reduced overall, while digital spend will remain stable or grow slightly. A survey from Worldwide Partners2) , published in February 2009, shows that, in a sample of 83 global business leaders, 62% of North American CEOs and 39% of non-North American CEOs said that they think digital marketing budgets will increase in 2009.

New LBi consequently anticipates that digital budgets as a proportion of total marketing spend will grow. Over the long term a continued movement of audiences and marketers from traditional display and broadcast media to interactive media is expected to accelerate. In summation, the expected outlook for digital marketing is positive once the challenges of the current business cycle can be overcome.

Budgets cut in the UK and Europe

The UK market is recovering from the first quarter 2009, which is believed to represent the bottom of the UK market for digital & advertising services. According to the renowned Bellwether Report3 ), published in the UK in January 2009, overall marketing budgets fell in Q4 2008 by 42%. This was based on the budgets of 300 global marketing organisations tracked by the IPA. The biggest falls in marketing spend has once again occurred in traditional media with over 30% reductions recorded for TV and print. However, for the first time since the economic downturn, digital was not immune. Search budgets fell by 4% and the decline across all other online marketing sectors was 7%. Especially a sharp drop-off in spend from clients in the Financial sector has impacted sales negatively.

1)	Aberdeen Group Report “The ROI on Social Media” (March 2009)
2)	Worldwide Partners Inc. Agency CEO Survey February 2009
3)	Q4 2008 Bellwether Report

In the most mature markets, the US and the UK, there are benefits of having a disciplined approach. In both these regions there is increasing evidence of improved sentiment and as a consequence of New LBi’s strategy, significant improvements in both the top and bottom line could be achieved. New LBi will probably also benefit from the increasing trend to consolidate digital spend into the larger more mature full-service agencies.

US online market growth

In the US, similar positive trends are observed. The Aberdeen Group report “The ROI on Social Media” (March 2009) shows that social networking activity has grown 93% in the past two years, and is now a regular feature of online life for 76% of America’s 105 million broadband users. Add to that the knowledge that active social networkers spend an average of USD 101 online per month compared with USD 80 online per month for inactive or non-social networkers, and a clear upward economic trend is apparent, with a market valued at USD 1,471 billion in 2009. The report finds that 63 percent of companies plan to increase their social media marketing budgets in 2009. Social network advertising worldwide will rise almost 20% in 2009 to USD 2.35 billion, up from USD 2 billion in 2008.

Scandinavia

Scandinavian operations recovered slightly from the first quarter but are still under pressure as several larger Nordic clients are cutting budgets as a consequence of increased economic uncertainty. The slowdown on the Nordic market can over time be counterbalanced by funnelling clients via the UK, to make use of the good technical and creative skills in Denmark and Sweden and benefit from the lower cost rates. In response to the difficult circumstances, management has been able to downward adjust the cost base to ensure that the region delivers adequate margins.

Western continental Europe and Scandinavia

In western continental Europe and Scandinavia, market conditions are country specific. Overall, the recovery is more hesitant with a lagging top line and margin development. In the third quarter, performance in these regions is typically impacted by seasonality and the high proportion of holiday entitlement in the period.

The wider opportunity in Asia

For further context, and as a more positive look at future growth opportunities, note that in China, South Korea and Japan, Internet users spend respectively, 44%, 40% and 38% of their leisure time online1) . If regular participation in social network is the key indicator for increased consumer spend, there is reason for optimism, as only 24% of all Chinese broadband users currently regularly participate in social networking. Numbers for India and the Middle East, where New LBi is establishing a growing presence and reputation are lower still and correspondingly could present additional opportunities.

1)	Aberdeen Group Report “The ROI on Social Media” (March 2009)

PRO FORMA OWNERSHIP

The ownership information below for LBi is based on data from Euroclear Sweden and LBi as of 12 March 2010 and has been adjusted for additional known information. Obtineo’s current shareholders are Janivo Holding BV and CF I Invest CV (a limited partnership managed by Cyrte Investments GP I BV), each owning 50% of the shares in the capital of Obtineo. After completion of Obtineo’s acquisition of bigmouthmedia and the PIPE, Obtineo’s ownership structure will comprise of a combination of its original shareholders, bigmouthmedia shareholders and PIPE Investors.

As per the date of this information document, Obtineo has issued 27,666,666 ordinary shares with a nominal value of EUR 0.01 each. The total issued share capital of Obtineo following the completion of the acquisition of bigmouthmedia (assuming the successful conclusion of the drag-along process described in chapter “Risk factors” under “Full control of BMM”) and the PIPE prior to the Merger will be EUR 691,333, consisting of up to 69,133,332 ordinary shares with a nominal value of EUR 0.01 each.

The final pro forma ownership structure after completion of the proposed merger of LBi and Obtineo is shown below. Pre Rights Offering, LBi shareholders will own 47.3% of New LBi. If LBi shareholders take up their full allotment in the Rights Offering, they will own an additional 7.1%, or totally 51%, of New LBi.

Pro forma ownership structure in New LBi – pre Rights Offering

	Shares in LBi	Shares in Obtineo			Rights offering	Shares in New LBi		% in New LBi
		Private Placement	bigmouthmedia
Janivo Holding2)	4,721,359	13,833,333	—		—	18,554,692		14.1%
Carlyle2)	—	2,031,595	15,842,373		—	17,873,968		13.6%
Mol family	16,103,597	—	—		—	16,103,597		12.3%
Leach family	—	1,614,238	12,587,828		—	14,202,066		10.8%
Cyrte Investments	—	13,833,333	—		—	13,833,333		10.5%
Seamus O’Brien	—	520,833	4,061,458		—	4,582,291		3.5%
Other bigmouthmedia shareholders	—	—	3,308,341	1)	—	3,308,341	[1]	2.5%
Executive managers of LBi	—	1,500,000	—		—	1,500,000		1.1%
Other LBi shareholders	41,198,320	—	—		—	41,198,320		31.4%

Total	62,023,276	33,333,332	35,800,000			131,156,608		100.0%

% in New LBi	47.3%	25.4%	27.3%		—	100.0%

¹)

This number includes 1,425,545 shares to be issued as consideration for the acqusition of BMM for which “drag-along” notices have been served on relevant share-holders to transfer their shares to Obtineo.

²)	The A share (Carlyle) and B share (Janivo) carry special rights with respect to the appointment or nomination of a member of the Supervisory Board (for more information, see chapter “New LBi”, section “Articles of association”)

Pro forma ownership structure in New LBi – post Rights Offering

	Shares in LBi	Shares in Obtineo
		Private Placement	bigmouthmedia		Rights Offering	Shares in New LBi		% in New LBi
Janivo Holding2)	4,721,359	13,833,333	—		761,224	19,315,916		13.7%
Mol family	16,103.597	—	—		2,596,380	18,699,977		13.2%
Carlyle2)	—	2,031,595	15,842,373		—	17,873,968		12.7%
Leach family	—	1,614,238	12,587,828		—	14,202,066		10.1%
Cyrte Investments	—	13,833,333	—		—	13,833,333		9.8%
Seamus O'Brien	—	520,833	4,061,458		—	4,582,291		3.2%
Other bigmouthmedia shareholders	—	—	3,308,341	1)	—	3,308,341	[1]	2.3%
Executive managers of LBi	—	1,500,000	—		—	1,500,000		1.1%
Other LBi shareholders	41,198,320	—	—		6,642,397	47,840,717		33.9%

Total	62,023,276	33,333,332	35,800,000		10,000,000	141,156,608		100.0%

% in New LBi	43.9%	23.6%	25.4%		7.1%	100.0%

¹)

This number includes 1,425,545 shares to be issued as consideration for the acqusition of BMM for which “drag-along” notices have been served on relevant shareholders to transfer their shares to Obtineo.

²)	The A share (Carlyle) and B share (Janivo) carry special rights with respect to the appointment or nomination of a member of the Supervisory Board (for more information, see chapter “New LBi”, section “Articles of association in brief”)

Illustration of the new ownership, post Rights Offering

Shareholders’ agreements

On the Effective Date, the current shareholders’ agreement between the shareholders of Obtineo will cease to exist.

As far as the Boards of Directors are aware, no shareholder agreements or equivalent agreements exist between New LBi´s shareholders that could allude to joint influence over New LBi.

Furthermore, as far as the Boards of Directors are aware, no agreements or equivalent exist that could lead to a change in control of New LBi.

Share structure New LBi

Following the Rights Offering, New LBi’s issued share capital shall amount to 141,156,608 shares, whereof 141,156,606 ordinary shares (including 62,023,276 ordinary shares issued as Merger consideration), one A share and one B share, each with a nominal value of EUR 0.25. The A share will be held by CETP/Carlyle and the B share will be held by Janivo.

Each share in New LBi entitles the holder to one vote at the general meeting. The A share and the B share carry special rights with respect to the appointment or nomination of in total three Supervisory Board members. (For more information, see chapter “New LBi”, section “Articles of association in brief” under “Supervisory Board”).

BOARD STRUCTURE, STRATEGIC ADVISORY COMMITTEE AND AUDITORS

Board structure

In line with the Dutch Companies Act, New LBi will have a two-tier board structure consisting of a Management Board, with responsibility for the day-to-day operations of the business, and a Supervisory Board, which will be responsible for the supervision of the management by the Management Board and the general course of affairs of New LBi.

It is proposed that Luke Taylor, current CEO of LBi, shall be the new CEO of the Management Board of New LBi, and Huub Wezenberg, current CFO of LBi, shall be CFO of New LBi. Fred Mulder, LBi’s current Chairman, shall become Chairman of the Supervisory Board. In addition to Mr Mulder, the Supervisory Board shall include Joost Tjaden (as nominee of Janivo, a Dutch private equity firm), Nazo Moosa (as appointee of Carlyle, a global private equity firm), George William Fink (recently joined the board of LBi) and an independent fifth member to be proposed by Carlyle. The Management Board members that will be appointed as per the Effective Date will be appointed for a period up to and including the close of the 2011 annual general meeting of Shareholders. The Supervisory Board members will be appointed upon the Effective Date for a period of up to four years.

Janivo and Cyrte are currently the sole shareholders of Obtineo. After completion of the acquisition of BMM by Obtineo, Carlyle and the other shareholders of bigmouthmedia will become shareholders of Obtineo. In addition thereto, the PIPE Investors will obtain shares in Obtineo pursuant to the PIPE (for more information see chapter “Additional information on Obtineo and bigmouthmedia”, section “Material agreements and related party transactions” under “Material agreements—Obtineo”).

Strategic Advisory Committee

A Strategic Advisory Committee will be formed to advise on the developments in LBi’s markets and within the peer group. This committee will be chaired by Frank Botman, CEO of Cyrte, and include Michiel Mol and Steve Leach, founders of Lost Boys and bigmouthmedia respectively.

Auditors

PricewaterhouseCoopers Accountants N.V. is proposed as New LBi’s auditor.

PRO FORMA FINANCIAL INFORMATION

General information regarding the pro forma financial information

The pro forma financial information presented below has been prepared to illustrate how the financial posit-ion and earnings of LBi might be affected after a completion of the Merger. The pro forma balance sheet has been prepared as if the Merger was completed on December 31, 2009, and the pro forma income statement for 2009 has been prepared as if the Merger was completed on January 1, 2009. The balance sheet and income statement for LBi is derived from LBi’s audited consolidated financial statements for 2009. The balance sheet and the income statement for Obtineo is derived from an internal report of BMM for the period January 1 to December 31, 2009.

The Merger will be carried out in accordance with the purchase method and LBi has been identified as the acquiring company, applying the reverse merger principle. The reverse merger principle is applied because LBi shareholders will have the majority in respect of ownership and board composition of New LBi after the Rights Offering available exclusively to LBi shareholders. The preliminary acquisition value is based on LBi’s volume weighted average share price on March 31, 2010, of EUR 1.32. The final acquisition cost will be established based on the share price on the transaction date.

In preparing the pro forma financial information a preliminary measurement of the fair value of the acquired assets and liabilities has been made including a preliminary valuation of Obtineo’s intangible assets. Amortisation has been calculated from January 1, 2009 based on these preliminary values of the intangible assets resulting from the transaction. Adjustments for expected synergy gains and cost-savings in conjunction with the Merger have not been included.

In preparing final consolidated accounts for New LBi, LBi will establish new acquisition values for Obtineo’s assets and liabilities. The final acquisition analysis could lead to considerable changes in the financial statements of the companies and the new group.

New LBi intends to report consolidated accounts for the merged group as from July 2010, at the earliest. The information stated below, accordingly, does not necessarily reflect the result or the financial position that Obtineo and LBi would have had in combination if they had conducted their operations as a single unit over the same periods. Nor does the information necessarily provide any indication of the merged group’s future earnings.

The pro forma financial information is intended to describe a hypothetical situation and has been created only for illustrative purposes to provide information and highlight facts, and is not intended to present the financial position or earnings that the operation would have achieved had the formation of New LBi occurred during the reporting period; nor is it intended to represent an actual financial position or the operation’s earnings for any specific time or period in the future.

The work performed by the independent accountants has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Adjustments and assumptions

The purpose of the pro forma is to illustrate the position and the earnings of the combined companies after the planned Merger. The notes to the pro forma adjustments give additional information to significant items in the accounts or explain the adjustments and the assumptions related to the Merger. Adjustments for synergy gains and cost-savings in conjunction with the Merger have not been included.

In accordance with IFRS 3 (revised) transaction costs in relation to business combinations should be recorded in the income statement for transactions made after January 1, 2010. Costs in conjunction with the Merger and Obtineo’s acquisition of BMM are estimated to EUR 6.2 million. The pro forma financial information has been prepared on the assumption that 100% of the shares in BMM are acquired by Obtineo. The reverse acquisition principle will be applied to Obtineo’s acquisition of BMM and BMM will be considered as the acquirer. As a consequence of Obtineo’s acquisition of BMM the historical consolidated financial statements of BMM will consitute the historical consolidated financial statements of Obtineo.

In accordance with the reverse merger principles the acquisition price of Obtineo will be based on the exchange ratio between Obtineo and LBi, where each share in LBi will be exchanged for one share in New LBi, and the share price of LBi. The assumed acquisition price of Obtineo, including the assumed additional purchase price related to Obtineo’s acquisition of BMM, will be based on the number of shares in New LBi owned by BMM’s previous shareholders and the numbers of shares issued in connection with the private placement of EUR 40 million valued at a price equal to LBi’s volume weighted average share price on March 31, 2010, of EUR 1.32.

Under these conditions the reverse merger principle gives an acquisition price of EUR 102.8 million including an estimated additional purchase price of EUR 11.6 million related to Obtineo’s acquisition of BMM. The conditions for the additional purchase price are described in chapter “Additional information on Obtineo and bigmouthmedia” section “Material agreements and related party transactions” under “Material agreements – Obtineo”, “Share purchase agreement”. The private placement is a condition of the Merger as described in the appendix “Merger plan”, section “Conditions for the Merger”.

The difference between the acquisition price and the identifiable net assets acquired in the preliminary acquisition analysis has been recognised as goodwill.

Accounting principles

The pro forma income statement and balance sheet have been prepared in accordance with the accounting and valuation principles applied by LBi from January 1, 2010 which will apply to New LBi. A description of the accounting principles can be found in LBi’s annual report for 2009. The accounting and valuation principles for Obtineo do not differ from LBi’s in any material respect. Accounting for all subsidiaries and units included in this pro forma accounting is in accordance with International Financial Reporting Standards (IFRS).

Pro forma income statements January – December 2009

	LBi 2009	Obtineo 2009	Reverse merger	Note	Proforma Group MEUR	Proforma Group MSEK
Net Sales	137.5	28.8			166.3	1,765.8
Production costs	–92.4	–13.5			–105.9	–1,124.5
Sales costs	–8.4	–3.0			–11.4	–121.1
Administration costs	–24.0	–6.9			–30.9	–327.7
Other operating income/expense	0.2	–0.2	–0.2	2.3	–0.2	–2.0
Earnings before depreciation and amortisation	12.9	5.2	–0.2		17.9	190.5

Depreciation of tangible assets	–2.8	–0.1			–2.9	–30.8
Amortisation of intangible assets	–3.4	–1.2	–0.2	1	–4.8	–51.0
Impairment tangibles	–0.9	–			–0.9	–9.1
Impairment intangibles	–68.9	–11.3			–80.2	–858.3
Operating result (EBIT)	–63.1	–7.4	–0.4		–70.9	–758.7

Financial income	2.3	0.1			2.4	25.5
Financial costs	–3.2	–0.9			–4.1	–43.5
Result after financial items	–64.0	–8.2	–0.4		–72.6	–776.8

Income taxes	0.2	2.2	0.0	1	2.4	25.5
Net result for the period	–63.8	–6.0	–0.4		–70.2	–751.3

The functional currency of LBi is SEK. The pro forma has been converted to EUR using an exchange rate of EUR/SEK: 10.6213 for the income statement, with the exception of impairment losses on fixed assets which have been converted using the exchange rate at the date when the impairment occurred.

LBi – non-recurring items

Operating costs include non-recurring items with a total of EUR 5.2 million, whereof EUR 4.7 million is related to restructuring charges. EUR 0.5 million is capital losses from sales of subsidiaries.

Obtineo – non-recurring items

Operating costs include non-recurring items with a total of EUR 0.8 million, whereof EUR 0.8 million is related to restructuring charges.

Pro forma adjustments reverse merger

Note 1

A preliminary valuation of client relationships in BMM has resulted in a value of EUR 7.1 million and the corresponding deferred tax liability is EUR 1.8 million. The value of the client relationships will be amortised over five years.

In the pro forma the amortisation of the client relationships amounts to EUR 1.4 million per year and the related deferred tax is EUR 0.4 million. The amortisation on these client relationships in the income statement of Obtineo amounted to EUR 1.2 million and the corresponding tax to EUR 0.4 million giving a proforma adjustment of EUR 0.2 million in amortisation and EUR 0 million in tax.

Note 2

Costs related to the Merger are estimated to EUR 2.3 million. EUR 1.8 million of this amount is recorded as Other operating expenses in the income statement. EUR 0.5 million which was incurred in December 2009 is recorded as Other current assets as per December 31, 2009 and will reduce equity in connection with the Merger.

Note 3

As part of the Merger, phantom stock shares in BMM shall not pay out. The reversal of the liability at year end of EUR 1.6 million relating to these phantom stock shares will increase Other operating income. For more information on the phantom stock plan, see chapter “Additional information on Obtineo and bigmouthmedia”, section “Material Agreements and related party transactions” under “Material agreements – BMM” “Share based remuneration”.

Pro forma balance sheets, December 31, 2009

	LBi	Obtineo	Reverse merger	Note	Proforma Group MEUR	Proforma Group MSEK
Assets
Goodwill and other intangible assets	93.4	34.7	37.1	4	165.2	1,710.3
Tangible assets	8.9	0.5			9.4	97.3
Financial assets	1.8	0.5			2.3	23.8
Deferred tax assets	51.0	0.1			51.1	529.0
Total non-current assets	155.1	35.8	37.1		228.0	2,360.5

Trade accounts receivable	41.1	12.3			53.4	552.9
Current tax assets	0.0	1.0			1.0	10.4
Other current assets	17.1	1.3	–0.5	6	17.9	185.3
Cash and cash equivalents	21.0	4.9	38.1	5	64.0	662.6
Total current assets	79.2	19.5	37.6		136.3	1,411.1

Total assets	234.3	55.3	74.7		364.3	3,771.6

Shareholders’ equity and liabilities
Total shareholders’ equity	136.7	31.7	57.2	4,5,6,7	225.6	2,335.6
Long-term loans and other liabilities	24.9	4.5			29.4	304.4
Long-term interest free liabilities	10.8	1.7	10.0	4,7	22.5	232.9
Deferred tax	0.0	1.3	1.8	4	3.1	32.1
Total long-term liabilities	35.7	7.5	11.8		55.0	569.4

Short-term interest bearing debt	15.1	3.0			18.1	187.4
Short-term non-interest bearing debt	46.8	13.1	5.7	6	65.6	679.2
Total short-term liabilities	61.9	16.1	5.7		83.7	866.5

Total shareholders’ equity and liabilities	234.3	55.3	74.7		364.3	3,771.6

The functional currency of LBi is SEK. The pro forma has been converted to EUR using an exchange rate of EUR/SEK : 10.353 for the balance sheet.

Pro forma adjustments

Note 4

The equity in Obtineo is estimated to EUR 32.8 million including the private placement of EUR 40.0 million, the reversal of the liability related to phantom stock shares in BMM of EUR 1.6 million and excluding book value of goodwill and other intangible assets of EUR 34.7 million, cost in conjunction to the private placement and costs in conjunction to the acquisition of BMM. A preliminary valuation of client relationships in Obtineo has resulted in a value of EUR 7.1 million and the corresponding deferred tax liability is EUR 1.8 million. The remaining amount, EUR 64.7 million, is allocated to goodwill. Estimated additional purchase price in respect of the acquisition of BMM of EUR 11.6 million has been recorded as Other long term interest free liabilities.

Note 5

EUR 40.0 million will be provided from the private placement in Obtineo directed to Carlyle, Cyrte, Janivo and other investors as described in the section “Pro forma ownership”.

Costs in conjunction with the private placement, estimated to EUR 1.9 million, is recorded as a reduction of equity and cash and cash equivalents.

Note 6

Costs in conjunction to Obtineo’s acquisition of BMM is estimated at EUR 3.9 million which will be recorded in the income statement of Obtineo Group. New LBi will include Obtineo group in the consolidated income statement after Obtineo’s acquisition of BMM is completed and these costs will therefore not be shown in the income statement of New LBi. In the pro forma; costs related to the acquisition of BMM have reduced the equity of Obtineo and increased Short-term non-interest bearing debts.

Costs related to the Merger are estimated to EUR 2.3 million. EUR 0.5 million of this amount, recorded as Other current assets as per December 31, 2009, has been reduced. The remaining part, EUR 1.8 million, has been recorded as Short-term non-interest bearing debts. The total amount EUR 2.3 million has reduced equity.

Note 7

As part of the Merger, phantom stock shares in BMM shall not pay out. The liability at year end of EUR 1.6 million relating to these phantom stock shares will be reduced and equity will be increased with the same amount.

Miscellaneous

Obtineo – the parent company

Obtineo is expected to issue 62.0 million shares with an estimated share price of EUR 1.34 at the registration of the Merger which will increase the equity with EUR 83.1 million.

AUDITORS’ REPORT REGARDING UNAUDITED PRO FORMA FINANCIAL INFORMATION

To the Board of Directors in LBI International AB (publ)

We have reviewed the pro forma financial information set forth on pages 41-46 of the information document related to the Merger dated April 12, 2010.

The pro forma financial information has been prepared for the sole purpose of providing information on how the Merger between Obtineo Netherlands Holding N.V. and LBI International AB (publ) might have affected the consolidated balance sheet of LBI International AB as at December 31, 2009 and its consolidated income statement for the financial year January 1, 2009 – December 31, 2009.

Responsibility of the Board of Directors and the Chief Executive Officer

It is the responsibility of the Board of Directors’ and the Chief Executive Officer to prepare pro forma financial information in accordance with the requirements of the Prospectus Regulation, 809/2004/EC.

Auditor’s responsibility

It is our responsibility to provide an opinion in accordance with Annex II, item 7 of the Prospectus Regulation, 809/2004/EC. We are not responsible for expressing any other opinion regarding the pro forma financial information or any of its constituent elements. We assume no liability with respect to financial information used in the compilation of the pro forma financial information, other than our liability in respect of the auditor’s report relating to historical financial information which we have previously provided.

Work performed

We have performed our work in accordance with FAR SRS recommendation RevR 5, Granskning av prospekt (Examination of Prospectuses). Our work, which did not include an independent review of the underlying financial information, mainly consisted of comparing the unadjusted financial information with source documents, assessment of the basis for the pro forma adjustments and discussing the pro forma financial information with the Directors of the company.

We planned and performed our work so as to obtain all information and the explanations we considered necessary in order to provide us with reasonable assurance that the pro forma financial information has been properly compiled on the basis stated on pages 41–46 and that the principles on which they are based is in accordance with the accounting principles applied by LBI International AB (publ).

Opinion

In our opinion, the pro forma financial information was compiled correctly in accordance with the principles stated on pages 41-46 of the information document related to the Merger and these principles are in accordance with the accounting principles applied by LBI International AB (publ)

Stockholm, April 12, 2010, Öhrlings PricewaterhouseCoopers AB

Hans Jönsson, Authorised Public Accountant

OTHER FINANCIAL INFORMATION FOR NEW LBi

Statement regarding working capital

Obtioneo’s current working capital is not sufficient for the current needs during the upcoming twelve months period. Obtineo is a newly incorporated company and has no existing working capital on the date of this document.

The completion of the Merger is subject to the satisfaction of certain conditions, including, but not limited to, Obtineo acquiring the shares in bigmouthmedia, pursuant to the SPA dated February 24, 2010, which is expected to be completed on April 29, 2010, and Obtineo, pursuant to the Subscription Agreement dated February 24, 2010, conducting a private placement of shares in Obtineo of an amount of EUR 40 million (the PIPE), which is expected to be completed on April 29, 2010. Upon completion of the Merger, New LBi will launch a fully-underwritten EUR 10 million share issue with preferential rights for LBi’s shareholders (the Rights Offering).

It is the assessment of the board of directors of LBi that the Merging Companies, through the completion of the SPA, the PIPE and the Rights Offering, and the EUR 55,759,570 revolving credit facility that LBi has entered into with Danske Bank1 on March 31, 2010, which following the Merger will be assumed by New LBi together with New LBi’s cash flow, will be able to cover the requirement for working capital for the coming 12 months.

If the Merger cannot be completed, the Merging Companies risk negative economic consequences, since a large portion of the costs associated with the Merger must be paid irrespective of whether or not the Merger is consummated. This may imply that LBi and/or BMM may have to renegotiate loan agreements and possibly seek new financing.

Investments

The business models of bigmouthmedia and LBi entail very low investment needs in respect of fixed assets. However, both companies have made significant acquisitions in the past and it is likely that New LBi will undertake acquisitions in the future.

Apart from acquisitions, bigmouthmedia’s and LBi’s main investments during the period 2006/2007-2008/2009 have been related to laptop computers and certain office refurbishments.

Except for normal replacement expenditures, New LBi has no significant other ongoing investments. However, New LBi could be obliged to make additional payments to the former owners of acquired companies due to earn-out agreements.

Other earn out obligations

The remaining provision for unpaid considerations for acquisitions (earn out dependent on the future profit-ability targets) amounts to EUR 12.8 million by the end of December 2009. An amount of EUR 5.3 million will fall due within 1 year. This excludes the amounts pay-able for TRIPLE, acquired in February 2010, which could lead to an additional payment of EUR 5.25 million. There is an option to settle earn out obligations in shares or cash (except for the final earn out term due to Special Ops Media payable in first quarter 2011).

Seasonal variations

New LBi will probably not have any seasonal variations. However, like other consultancies the revenue tends to decrease during the third quarter due to holidays in July and August. Holidays during Easter could also affect the revenue and could occur both during the first and second quarter.

1)	For information regarding LBi’s credit facilities, see chapter “Additional information on LBi”, “Legal issues and other additional information” section “Credit agreement with Danske Bank”.

Cost for the Merger

The total costs related to the transaction are estimated to be around EUR 9.4 million1). These costs contain costs for the Merger, delisting in Sweden, new listing at NYSE Euronext Amsterdam, costs for the Rights Offering, commitment fees for the PIPE, underwriting fees for the Rights Offering and costs related to the acquisition of bigmouthmedia by Obtineo. Out of the total, an amount of around EUR 4 million will be recorded into the income statement, the rest will be recorded into equity or recorded as goodwill.

1)	Of the total estimated transaction costs in connection with the Merger, approximately EUR 1.7 million corresponds to commitment fees for the PIPE and underwriting fees for the Rights Offering

ARTICLES OF ASSOCIATION IN BRIEF

Set out below is a summary of certain relevant information concerning New LBi’s management structure, corporate objects, share capital, certain significant provisions of Dutch corporate law and a brief summary of certain pro-visions of New LBi’s articles of association.

This summary does not purport to give a complete overview and should be read in conjunction with New LBi’s articles of association, together with the relevant provisions of Dutch law, and does not constitute legal advice regarding these matters and should not be considered as such.

An English translation of the articles of association is available at LBi’s website www.lbi.com or phone +46 (0)8 449 88 16.

Management structure

New LBi has a two-tier board structure, consisting of a Management Board (Raad van Bestuur) and a Supervisory Board (Raad van Commissarissen). In addition, New LBi has a Combined Board (Gecombineerde Raad).

Management Board

The Management Board is responsible for the day-to-day management of New LBi’s operations under the supervision of the Supervisory Board. The Management Board is required to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its approval, as further specified below.

New LBi’s Articles of Association provide that the Management Board will consist of two (2) members or such higher number (with a maximum of four (4)) as determined by the Supervisory Board. The Management Board members that will be appointed as per the Effective Date will be appointed for a period up to and including the close of the 2011 annual general meeting of Shareholders. The Supervisory Board may grant the title of Chief Executive Officer to one of the Management Board members and any other title to other Management Board members.

The Management Board may perform all acts necessary or useful for achieving New LBi’s corporate purpose, save for those acts that are prohibited by law or which are not in line with New LBi’s Articles of Association. The Management Board as a whole is authorised to represent New LBi, as is the Chief Executive Officer, individually, or two Management Board members, acting jointly.

Members of the Management Board are appointed by the general meeting of Shareholders from a binding nomination drawn up by the Supervisory Board. New LBi’s Articles of Association provide that new Management Board members shall be appointed or reappointed for a period up to and including the close of the next annual general meeting of Shareholders, unless provided otherwise in the resolution to appoint or re-appoint the Management Board member concerned.

The general meeting of Shareholders may suspend or dismiss Management Board members at any time at the proposal of the Supervisory Board or with a qualified majority. The Supervisory Board may also suspend Management Board members at any time.

Dutch law and New LBi’s Articles of Association require that (amongst others) resolutions of the Management Board with respect to a material change of the identity or the character of New LBi or its enterprise be approved by the general meeting of Shareholders by a resolution to be adopted with an absolute majority of the votes cast, which in any event include resolutions relating to:

•	transfer of the enterprise or virtually the entire enterprise to a third party;

•

the entry into or termination of a long-term cooperation of New LBi or a subsidiary with another legal person or partnership or as a fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of a far-reaching significance for New LBi; and

•

the acquisition or divestment by New LBi or a subsidiary of a participating interest in the capital of a company having a value of at least one-third of the amount of its assets according to its balance sheet and explanatory notes or, if New LBi prepares a consolidated balance sheet, according to its consolidated balance sheet and explanatory notes in the most recently adopted annual accounts of New LBi;

Under New LBi’s Articles of Association, resolutions of the Management Board to grant a loan for the purpose of the subscription to or acquisition by third parties of shares in New LBi or of depositary receipts issued therefore must be approved by the general meeting of Shareholders, which approval shall be granted by a resolution to be adopted with a majority of at least ninety-five percent (95%) of the votes cast.

Under New LBi’s Articles of Association, the following resolutions of the Management Board must be approved by the Supervisory Board, which approval shall be granted by a resolution to be adopted with a qualified majority of at least two thirds of the votes cast:

•

material reorganisations, including take-over bids, the suspension of payments or the entering into any composition arrangements with creditors, corporate reconstruction proceedings, receivership or bankruptcy (unless required by applicable mandatory law) of New LBi;

•

any change in the share capital or the creation, allotment or issue of any shares or of any other security in New LBi or the grant of any options or rights to subscribe for or to convert any instruments into such shares or securities;

•

incurring, or entering into any agreement or facility to obtain, any borrowing, advance, credit or finance or any other indebtedness or liability in the nature of borrowing unless made in the ordinary course of business on an arm’s length commercial basis and either (i) to the extent provided for in New LBi’s budget, or (ii) below one million euro (EUR 1,000,000) in value, for a single transaction and/or a series of related transactions;

•

any lending or creation of encumbrance on any asset, or the entry into of any agreement or arrangement having a similar effect, to any of its subsidiaries, unless made (i) in the ordinary course of business, (ii) on an arm’s length commercial basis and (iii) below one million euro (EUR 1,000,000) in value, or the giving of any guarantee, indemnity or security, or the entry into of any agreement or arrangement having a similar effect, to any of its subsidiaries, unless made (i) in the ordinary course of business, (ii) on an arm’s length commercial basis and (iii) below one million euro (EUR 1,000,000) in value, for a single transaction and/or a series of related transactions;

•

any acquisitions or disposals of shares, business or material assets, or material leases (including sale and leaseback arrangements) in relation to such assets, except for acquisitions, disposals or leases entered into between group companies;

•	the entry into, modifying or terminating any contract, commitment or arrangement, unless made in the ordinary and normal course of trading or otherwise on arm’s length commercial basis, and below one million euro (EUR 1,000,000) in value, for a single transaction and/or a series of related transactions;

•

any material transfers of New LBi’s intellectual property rights, including trademarks, trade names, domain names, logos, patents, know-how, information technology, inventions, registered and unregistered design rights, copyrights, database rights and all other intellectual or industrial proprietary rights;

•	any payment or declaration of any dividend or other value transfers to the shareholders;

•

any change to New LBi’s reporting requirements, evident from New LBi’s procedural rules for the Management Board and the instructions relating to the allocation of work between the Management Board and the Management Board members; and

•	the approval of New LBi’s annual budget and subsequent changes therein.

The Supervisory Board may determine that a resolution as mentioned above shall not require its approval if the amount involved does not exceed a value fixed by the Supervisory Board and notified to the Management Board in writing. The Supervisory Board shall be entitled to require further resolutions of the Management Board in addition to those listed above to be subject to its approval. Such further resolutions shall be clearly specified and notified to the Management Board in writing. The absence of approval by the Supervisory Board or the general meeting of Shareholders of a resolution as referred above shall not affect the authority of the Management Board or its members to represent New LBi.

Under New LBi’s Articles of Association, resolutions of the Supervisory Board which shall be adopted with a qualified majority of at least two thirds of the votes cast include amongst others:

•	resolution to issue shares;

•	resolution to exclude or limit pre-emptive rights on any issue of shares;

•	resolution to enter into legal transactions concerning non-cash contributions on shares, and the other legal transactions referred to in Section 2:94 of the Dutch Civil Code;

•	resolution to acquire shares in New LBi’s own capital or depositary receipts therefore for a consideration;

•	resolution to dispose of shares in New LBi’s own capital or depositary receipts therefore;

•	resolution with respect to a matter involving a conflict of interest with a Management Board member in a private capacity;

•	resolution to determine which part of the profits shall be reserved; and

•	resolution to distribute interim dividend on the shares.

Supervisory Board

The Supervisory Board is responsible for the supervision of the management of the Management Board and the general course of affairs in New LBi and the business connected with it. The Supervisory Board shall assist the Management Board by giving advice. In performing their duties the Supervisory Board members shall act in accordance with the interests of New LBi and the business connected with it.

New LBi’s Articles of Association provide that the Supervisory Board shall consist of five members. Only individuals may be Supervisory Board members. In the event that less than the number of Supervisory Board members required pursuant to the preceding sentence are in office, the Supervisory Board shall continue to be authorised to perform its duties, but the Supervisory Board is obliged as soon as reasonably possible to take such actions as necessary to increase the number of Supervisory Board members to the required level.

The Supervisory Board members shall be appointed by the general meeting of Shareholders, provided that (i) one Supervisory Board member shall be appointed by the holder of the share A in accordance with Section 2:143 of the Dutch Civil Code, but only if the holder of the share A holds at least five percent (5%) of all issued and outstanding shares at the time of such appointment and (ii) one Supervisory Board member shall be appointed from a nomination, drawn up by the holder of the share B, but only if the holder of the share B holds at least five percent (5%) of all issued and outstanding shares at the time of such nomination. In addition, one Supervisory Board member shall be appointed from a nomination, drawn up by the Supervisory Board, comp-rising a candidate who is recommended by the holder of the A share and complies with the independence criteria set out in supervisory board regulations, but only if the holder of the share A holds at least seven percent (7%) of all issued and outstanding shares at the time of such nomination. The Supervisory Board members will be appointed upon the Effective Date for a period of up to four years. A Supervisory Board member shall be appointed or reappointed for a period of four years, unless provided otherwise in the resolution to appoint or reappoint the Supervisory Board member concerned. A Supervisory Board member may only be reappointed twice.

A Supervisory Board member may be suspended or dismissed by the general meeting of Shareholders at any time, provided that: (i) as long as the holder of the share A has the appointment right mentioned above, the holder of the share A may suspend or dismiss the Supervisory Board member appointed by the holder of the share A and (ii) as long as the holder of the share B has the nomination right mentioned above, any resolution to suspend or dismiss a Supervisory Board member, nominated by the holder of the share B, other than on the proposal of the holder of the share B, may only be adopted with a majority of not less than two thirds of the votes cast, representing more than half of total issued share capital and no second meeting of the general meeting of Shareholders can be held if this quorum is not met. The Supervisory Board may establish rules regarding its decision making process and working methods, in addition to the relevant provisions of New LBi’s Articles of Association.

Combined Board

New LBi shall have a Combined Board, consisting of all Management Board members and Supervisory Board members in office.

The Combined Board shall have the duties and powers granted to it by New LBi’s Articles of Association.

Corporate objects

Pursuant to Article 3 of New LBi’s Articles of Association, New LBi’s corporate objects are:

a.	to carry on business in the area of digital marketing and technology, especially developing online and offline customer acquisition strategies and the development of digital products and services;

b.	to incorporate, to participate in any way whatsoever in, to manage, to supervise businesses and companies;

c.	to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness, and to otherwise finance group companies and third parties;

d.	to render advice and services to group companies and third parties;

e.	to grant guarantees, to bind the company and to pledge its assets for obligations of group companies and third parties;

f.	to acquire, alienate, manage, trade in and exploit registered property, currencies, securities and items of property in general;

g.	to develop and trade in patents, trademarks, copyrights, licenses, know-how and other industrial property rights;

and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

General meeting of Shareholders

General meetings of Shareholders shall be convened by the Management Board, the Supervisory Board or the Combined Board. The general meetings of Shareholders shall be held at Amsterdam, Haarlemmermeer (including Schiphol Airport), Rotterdam, Utrecht, Eindhoven or The Hague.

The notice of the meeting shall be effected no later than on the thirtieth day prior to the date of the meeting and shall state the items to be dealt with, the items to be discussed and which items to be voted on, the place and time of the meeting, the procedure for participating at the meeting by written proxy-holder, the address of the website of New LBi and, if applicable, the procedure for participating at the meeting and exercising one’s right to vote by electronic means of communication.

Shareholders individually or jointly representing at least three percent (3%) of the issued share capital, have the right to request the Management Board, the Supervisory Board or the Combined Board to place items on the agenda of the general meeting of Shareholders. Such item shall be included in the notice or shall be notified in the same way as the other subjects for discussion, if New LBi has received the request (including the reasons for such request) not later than sixty (60) days before the day of the meeting.

Except where the law or New LBi’s Articles of Association require a qualified majority, all resolutions shall be adopted by absolute majority of the votes cast.

Issue of shares and pre-emptive rights and granting of rights to subscribe for shares

In general, each holder of New LBi’s ordinary shares shall have a pre-emptive right to subscribe for newly issued ordinary shares, pro rata to the aggregate amount of that holder’s ordinary shares. Such pre-emptive rights do not apply, however, in respect of (i) ordinary shares issued for a non-cash contribution, and (ii) ordinary shares issued to employees of New LBi or its subsidiaries. Holders of ordinary shares do not have pre-emptive rights to subscribe for an issue of preference shares.

New LBi’s Articles of Association designate the Management Board, for a period of eighteen months from the Effective Date, as the corporate body authorised to issue shares, and/or to limit or exclude pre-emptive rights in relation to an issuance of shares with the prior approval of the Supervisory Board. This designation may be extended, either by an amendment to New LBi’s Articles of Association, or by a resolution of the general meeting of Shareholders, for a period not exceeding eighteen months in each case.

If the authority to issue shares has not been designated to the Management Board, or if the number of shares to be issued exceeds the authority of the Management Board, the issuance of shares shall require a resolution of the general meeting of Shareholders, to be adopted following a proposal thereto of the Supervisory Board.

No resolution of the general meeting of Shareholders or the Supervisory Board is required for an issue of shares pursuant to the exercise of a previously granted right to subscribe for shares.

These provisions shall apply correspondingly to the granting of rights to subscribe for shares, but shall not be applicable to the issue of shares to persons exercising a previously granted right to subscribe for shares.

Acquisition of shares in New LBi’s capital

New LBi may not subscribe for its own shares on issue. New LBi may acquire its own fully paid shares at any time for no consideration. Furthermore, subject to certain provisions of Dutch law and New LBi’s Articles of Association, New LBi may acquire fully paid shares in its own capital if (i) its shareholders’ equity less the payment required to make the acquisition, does not fall below the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law or by New LBi’s Articles of Association and (ii) New LBi and its subsidiaries would thereafter not hold shares or hold a pledge over New LBi’s shares with an aggregate nominal value exceeding fifty percent (50%) of New LBi’s issued share capital.

Other than those shares acquired for no consideration, shares may only be acquired if the general meeting of Shareholders has authorised the Management Board thereto. This authorisation shall remain valid for a maximum of eighteen months. In the authorisation, the general meeting of Shareholders must specify the number of shares or depositary receipts therefore which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. Such an acquisition also requires the prior approval of the Supervisory Board.

No authorisation from the general meeting of Shareholders is required for the acquisition of fully paid shares for the purpose of transferring these shares to employees of New LBi or of a group company under a scheme applicable to such employees (share option plan), provided that such shares are listed on a stock exchange. Any shares New LBi holds in its own capital may not be voted or counted for voting quorum purposes.

Shares in New LBi’s own capital may be disposed of pursuant to a resolution of the Management Board. Such a resolution shall be subject to the prior approval of the Supervisory Board.

Reduction of share capital

The general meeting of Shareholders may, at the proposal of the Supervisory Board, resolve to reduce New LBi’s issued and outstanding share capital by cancelling New LBi ‘s shares, or by amending New LBi’s Articles of Association to reduce the nominal value of New LBi ‘s shares. A resolution to cancel may only relate to shares held by New LBi itself or for which it holds the depositary receipts.

Dividends and other distributions

New LBi may only make distributions to its shareholders in so far as its equity less the payment required to make the acquisition, does not fall below the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law and New LBi’s Articles of Association.

Under New LBi’s Articles of Association, a dividend shall first, if possible, be paid to the holders of share A and the share B in the amount of four percent (4%) per annum of their nominal value. If, in a financial year, no profit is made or the profits are insufficient to allow the distribution provided for in the preceding sentences, the deficit shall be paid at the expense of the profits earned in following financial years.

After distribution of dividends on the share A and the share B, the Management Board determines allocation of the profits remaining, provided that no further distributions shall be made on the share A and the share B. Each year, the Management Board may, subject to the approval of the Supervisory Board, determine which part of the profits shall be reserved. The part of the profit remaining after reservation shall be at the disposal of the general meeting of Shareholders.

Under New LBi’s Articles of Association, New LBi may only make a distribution of profits to its shareholders after adoption of the annual accounts if permissible under the law given the contents of the annual accounts. The Management Board may, however, subject to the prior approval of the Supervisory Board, declare an interim dividend. The general meeting of Shareholders may, furthermore, upon the proposal of the Supervisory Board, resolve that a distribution is made from its equity in so far as its equity less the payment required to make the dividend payment, does not fall below the sum of the paid-in and called-up share capital plus the reserves as required to be maintained by Dutch law and New LBi’s Articles of Association and that such distribution shall not be paid in whole or in part in cash, but in shares or in any other form.

The company body competent to issue shares, grant rights to subscribe for shares and restrict or exclude pre-emptive rights in relation to an issuance of shares, and/or to grant rights to subscribe for shares, shall be authorised to resolve that in respect of any issuance of shares and/or granting of rights for shares, the nominal value of these shares shall be paid up on account of New LBi’s equity, to the extent it exceeds the aggregate of the paid in and called up part of New LBi’s share capital and the reserves which must be maintained pursuant to the law and to resolve that pre-emptive rights in respect of such issuance or granting are restricted or limited.

Claims to dividends and other distributions not made within five (5) years from the date that such dividends or distributions became payable, will lapse and any such amounts will be considered to have been forfeited to New LBi.

Amendment to New LBi’s Articles of Association

The general meeting of Shareholders may resolve to amend New LBi’s Articles of Association by a resolution adopted by a majority of not less than two thirds of the votes cast, at the proposal of the Supervisory Board.

Authorised share capital

At the date of this Information Document, Obtineo’s authorised share capital amounts to EUR 500,000, divided into 50 million shares, with a nominal value of EUR 0.01 each.

As of the Effective Date, New LBi’s authorised share capital shall amount to EUR 150 million, divided into 600 million shares with a nominal value of EUR 0.25 each, comprising 599,999,998 ordinary shares, one share A and one share B. The share A will be held by CETP and the share B will be held by Janivo.

EQUITY INCENTIVE PLANS AND CORPORATE GOVERNANCE

Share based remuneration

Share options

It is currently proposed to set up a new equity incentive plan consisting of a Stock Appreciation Rights Plan and/or a so-called Jointly Owned Share Plan (“JSOP”). The maximum number of shares or appreciation rights available to be awarded under the new equity incentive plans is 12.9 million. The additional dilution as a result of the new incentive plan would be maximum 5% for the existing shareholders in case all awards are made in the form of shares.

Stock Appreciation Rights (‘SARs’) give the employees the right to receive a payment in cash during or after a certain period of time from the company that granted the SARs. The payment in cash is equal to the difference between the fair market value of the underlying shares at the moment of exercise of the SARs and the exercise price of the SARs. SARs will never lead to shareholdership. Therefore, the grant of SARs does not lead to any dilution for the shareholders in New LBi.

A JSOP allows employees to participate in any growth in value of the company from a certain point, generally based on the current value of the company plus a hurdle. Under this structure, ordinary shares would be acquired by an Employee Benefit Trust. The shares would be jointly owned by the trust and the employees (i.e. employees would be entitled to the growth in value, whereas the trust holds the underlying capital). The implementation of a JSOP would lead to a dilution for the shareholders in New LBi.

Incentive plan of LBi

As at December 31, 2009, there were 6,117,150 outstanding stock options granted under the LBI International AB Global Share Option Plan (the “Share Option Plan”), which together entitled the holders to purchase up to 4,467,900 LBi shares. In connection with the registration of the Merger it is the intention that share options granted under the Share Option Plan will be replaced by new share options in Obtineo on terms corresponding to the existing share options held in LBi. One option in LBi will thus be replaced with one corresponding option in New LBi.

All warrants issued by LBi in order to ensure LBi’s undertakings to deliver shares in connection with exercise of share options granted under the Share Option Plan will be cancelled in connection with the registration of the Merger. Accordingly, no such warrants will exist at the registration of the Merger.

Corporate governance

On December 9, 2003, the Dutch Corporate Governance Committee, also known as the Tabaksblat Committee, released the Dutch corporate governance code. With effect from January 1, 2009, the Dutch corporate governance code has been amended by the Frijns Committee (Code Frijns). The Dutch Corporate Governance Code contains 22 principles and 129 best practice provisions for executive boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

Dutch companies listed on a government-recognised stock exchange, whether in the Netherlands or elsewhere, are required under Dutch law to disclose in their annual reports whether or not they apply the provisions of the Dutch Corporate Governance Code that relate to the executive board or supervisory board and, if they do not apply, to explain the reasons why. The Dutch Corporate Governance Code provides that if a company’s general meeting of shareholders explicitly approves the corporate governance structure and policy and endorses the explanation for any deviation from the best practice provisions, such company will be deemed to have applied the Dutch Corporate Governance Code.

The Dutch Corporate Governance Code will be applicable to New LBi. New LBi acknowledges the importance of good corporate governance. The Management Board and Supervisory Board generally agree with its basic provisions, and shall take steps to implement the Dutch Corporate Governance Code. As part of this process, New LBi shall form an audit committee and remuneration committee whose members shall be appointed from among the members of the Supervisory Board.

Information on the Supervisory Board committees will be included in the prospectus which will be published in connection with the Listing and the Rights Offering. In case New LBi cannot comply with certain relevant best practice provisions of the Dutch Corporate Governance Code, it will include an explanation in said prospectus.

INTRODUCTION – OBTINEO

Obtineo is a newly incorporated company. On 24 February 2010, Obtineo entered into:

(i)	a share purchase agreement by and between Obtineo and the BMM Shareholders in respect of the sale and transfer of shares in bigmouthmedia (the “SPA”);

(ii)	a subscription agreement by and between Obtineo and the PIPE Investors in respect of a private placement of shares in Obtineo of an amount of EUR 40 million (the “Subscription Agreement”);

(iii)	an underwriting agreement by and between Obtineo, Janivo and Cyrte in respect of the underwriting by Janivo and Cyrte of unexercised rights in the Rights Offering (the “Underwriting Agreement”).

The completion of the acquisition of shares in BMM pursuant to the SPA and the completion of the PIPE pursuant to the Subscription Agreement is planned to take place a couple of trading days following the Extra-ordinary general Meeting of LBi in which the Merger is approved. The Rights Offering will commence following the listing of New LBi shares on NYSE Euronext Amsterdam. The completion of the transactions and the admission to listing and trading of shares in New LBi on NYSE Euronext Amsterdam (the “Listing”) are conditions precedent to the Merger. For further information, see section “Material agreements and related party transactions” , under “Material agreements – Obtineo” in this chapter.

Overview of Obtineo

If the shareholders of LBi vote in favour of the proposed Merger Plan, Obtineo has contracted to acquire the following prior to the Merger:

•	shares in bigmouthmedia

•	EUR 40 million via the PIPE

1)	Subject to successful completion of the drag-along procedure, outlined in chapter “Risk factors” under “Full control of BMM”

DESCRIPTION OF OPERATIONS — BIGMOUTHMEDIA

Business overview

Bigmouthmedia’s business activities cover all areas involving the organisation of marketing activity for other entities on the internet. Bigmouthmedia uses centralised online service providers, such as the operators of the internet sites of Google and Bing, to perform its services. Of the more than 300 clients that bigmouthmedia serves globally, there are a large number of blue chip/household name clients.

Clients

Bigmouthmedia has a wide experience from working across most industry and service sectors. Clients include British Airways, Tesco, Mexx, BT, Cisco, Europcar, Topshop, Fujitsu, Kuoni, Scandic, Kellogg’s, Radisson, eBay, Stena Line and Skype.

Business areas

Bigmouthmedia’s business operations cover the organisation of marketing activity on the Internet as well as the provision of advisory and consultancy services for companies in the field of Internet marketing.

The business activities of bigmouthmedia mainly cover the following five lines of business:

1.	Keyword Advertising (pay per click advertising)

2.	Search Engine Optimisation

3.	Online Media Planning

4.	Affiliate Marketing

5.	Social media marketing

Keyword Advertising

The Keyword Advertising line of business involves placing links in the advertising section of leading search engines which, when clicked on, link to customers’ sites. “Sponsored links” to search terms are sold in conjunction with real-time auctions. Bigmouthmedia’s experience in this field and its offering enable it to determine the most appropriate mix of placed search terms to meet its customers’ requirements and budgets.

Search Engine Optimisation

Search engine optimisation involves advising companies on how to improve the performance of websites in search engines’ natural search results. Performance can be improved by boosting positions, improving the ratio of searches to clicks, boosting the average transaction value of the site made by searchers, encouraging return visitors, increasing the amount of pages from the site found in the search engines, improving the speed at which search engines index the site and so forth.

Bigmouthmedia issues technical advice on the make-up of the site, from the code, to the site’s structure to additional technical specifications requested or required by different search engines. Bigmouthmedia helps coordinate and stimulate the growth of links to the site, provides content, distributes press releases, engages in social media outreach and other activities designed to improve the ‘quality signals’ the search engines’ algorithms detect and judge sites on.

Offered services include:

1.	Keyword analysis

2.	Competitor analysis

3.	On-page optimisation

4.	Deep site optimisation

5.	Valuable link building

6.	Solutions for non-search engine compatible sites

7.	Solutions for catalogue sites

8.	Brand protective approach

9.	Fast, manual search engine submission

10.	Optimisation for a re-brand

11.	Position reporting

Online Media Planning

Within the Online Media Planning line of business, bigmouthmedia uses a spectrum of online media techniques, ranging from banner campaigns, specialised forms of advertising through to cross-media communication concepts. The aim here is to ensure that the client achieves the best results by optimal use of the available advertising budget.

Affiliate Marketing

In the case of Affiliate Marketing, the online profile of a company is enhanced by placing links to other websites (which then ultimately pass internet visitors to the client company’s site). In this way, a client’s website can be made significantly more visible. Bigmouthmedia selects partner sites for the clients and determines the most effective picture and text links. Bigmouthmedia works together with a large and permanently growing number of partners in this field.

Social Media Marketing

Social Media Marketing involves advising clients on how to monitor, use and benefit from the dozens of social media sites, such as Facebook, Twitter, Digg, blogs and forums. This may also include running campaigns on those sites to increase the awareness of the client brand and positively Influence its sentiment.

Sales split

Regional split

During the period July 1 – December 31, 2009, UK accounted for 55% of the revenue. Germany accounted for 25%, Nordics 11%, Italy 6%, France 2% and Spain 1%.

Business area split

During the period July 1 – December 31, 2009, Search Engine Optimisation accounted for 44 % of the revenue. Keyword Advertising accounted for 39%, Afiliate Marketing 10%, Online Media Planning 3 % and Other 4%.

Organisation and employees

At financial year end in June 2009, bigmouthmedia had 174 employees based in offices in Edinburgh, Hamburg, London, Madrid, Manchester, Milan, Munich, New York, Oslo, Paris, Stockholm and Trondheim.

The company’s operations in the UK, US, France, Italy, Norway and Spain are carried out through operating subsidiaries. Each country has its own operational managing directors who are responsible for the day to day performance of the territory and report to the central management team. The Swedish operations are run as a branch of bigmouthmedia AS in Norway, with its own general manager.

List of operating subsidiaries

FINANCIAL INFORMATION ON BIGMOUTHMEDIA

Financial overview for the full years 2006/2007–2008/2009 and the periods July–December 2008 and 2009

The financial statements for the last three fiscal years are incorporated into this information document by reference. All financial reports are available at LBi’s website www.lbi.com or phone +46 (0)8 449 88 16.

Bigmouthmedia’s annual reports for 2006/2007, 2007/2008 and 2008/2009 have been audited by KPMG AG. The auditor’s reports for 2006/2007, 2007/2008 and 2008/2009 have, respectively, been incorporated into each year’s annual report. The auditor’s reports follow a standardised formula and are without qualification. Bigmouthmedia’s consolidated accounts are prepared in accordance with the International Financial Reporting Standards (IFRS).

The information is extracted from audited annual accounts for each year and from internal reports of bigmouthmedia for current periods. Bigmouthmedia’s internal reports have not been reviewed by auditors.

Bigmouthmedia has a financial year ending on June 30.

			Full year
Income Statement, EUR million	Jul-Dec 2009	Jul-Dec 2008	Jul 2008-Jun 2009	Jul 2007-Jun 2008	Jul 2006-Jun 2007
Net revenue	13.1	18.3	34.0	39.0	30.2
Cost of sales	–5.7	–8	–15.8	–15.9	–15.6
Selling, General and Administrative expenses	–5.7	–6.1	–11.6	–12.3	–8.3
Other operating income	0	0.6	0.6	0.2	0.2
Other operating expenses	–11.3	0	–0.2	–0.7	–0.9
Operating profit	–9.6	4.8	6.9	10.3	5.6

Interest and other financial income	0	0.1	0.2	0.2	0.3
Interest and other financial expenses	–0.3	–0.9	–1.4	–3.6	–1.7
Profit before tax	–9.9	4	5.7	7.0	4.2

Income tax	2.7	–1.3	–1.9	–2.6	–0.7
Net profit	–7.2	2.7	3.8	4.4	3.5

Other operating expenses in Jul–Dec 2009 includes an impairment of intangible assets of EUR 11.3 million.

			Full year
Balance sheet, EUR million	Dec 31, 2009	Dec 31, 2008	Jun 30, 2009	Jun 30, 2008	Jun 30, 2007
Assets
Intangible non-current assets	34.7	43.0	48.7	53.2	64.6
Tangible non-current assets	0.5	0.3	0.3	0.4	0.5
Financial non-current assets	0.5	0.4	0.7	0.5	0.1
Deferred tax assets	0.1	0.0	0.1	0.0	0.0
Total non-current assets	35.8	43.7	49.8	54.0	65.3

Trade receivables	12.3	19.7	18.3	24.4	16.9
Other current assets	2.3	6.4	2.7	3.4	2.2
Cash and cash equivalents	4.9	8.7	5.2	4.6	6.1
Total current assets	19.5	34.8	26.2	32.4	25.1

Total assets	55.3	78.5	76.0	86.5	90.4

Liabilities and equity

Shareholders’ equity, including minority interest	31.7	32.4	41.5	41.2	56.4
Non-current financial liabilities to banks	4.5	12.4	6.1	21.0	14.6
Other non-current liabilities	3	6.8	6.0	6.5	8.0

Total non-current liabilities	7.5	19.2	12.1	27.5	22.6
Current financial liabilities to bank	2.7	2.7	2.7	0.3	0.0
Trade payables	7.1	13.8	14.4	11.0	7.4
Other current liabilities	6.3	10.4	5.3	6.5	3.9
Total current liabilities	16.1	26.9	22.3	17.8	11.3

Total liabilities	23.6	46.1	34.5	45.3	33.9

Total shareholders’ equity and liabilities	55.3	78.5	76.0	86.5	90.4

			Full year
Cash flow statement, EUR million	Jul-Dec, 2009	Jul-Dec, 2008	Jul 2008-Jun 2009	Jul 2007-Jun 2008	Jul 2006-Jun 2007
Cash flow from operations	2.4	5.4	6.5	12.2	4.1
Changes in working capital	–0.5	6.6	9.2	–5.4	–7.4
Cash flow from operating activities	1.9	12.0	15.7	6.8	–3.3
Cash flow from investing activities	–0.3	0	–0.5	0.0	–24.3
Cash flow from financing activities	–1.6	–6.4	–13.8	–7.4	30.8
Cash flow for the year	–0.1	5.6	1.4	–0.6	3.2
Cash and cash equivalents at beginning of year	5.2	4.6	4.6	6.0	2.8
Translation differences in cash and cash equivalents	–0.2	–1.6	–0.8	–0.8	0.1
Cash and cash equivalents at end of year	4.9	8.7	5.2	4.6	6.1

			Full year
Key ratios	Jul-Dec 2009	Jul-Dec 2008	Jul 2008-Jun 2009	Jul 2007-Jun 2008	Jul 2006-Jun 2007
Financial ratios
EBITDA margin	18.3%	30.0%	24.4%	33.2%	22.6%
Operating margin	–73.3%	26.2%	20.3%	26.5%	18.7%
Net margin	–55.0%	14.8%	11.2%	11.4%	11.6%
Return on equity	–19.7%	7.3%	9.2%	9.1%	N/A
Sales growth	N/A	N/A	–12.9%	29.1%	N/A
Solvency	57.3%	41.3%	54.6%	47.6%	62.4%
Interest coverage ratio	–32x	5.4x	5.0x	3.0x	3.4x

Employees
Employees, end of period	175	199	174	182	186
Revenue per employee, EUR thousand	75	96	191	212	N/A

			Full year
Exchange rates, EUR/SEK	Jul-Dec 2009	Jul-Dec 2008	Jul 2008-Jun 2009	Jul 2007-Jun 2008	Jul 2006-Jun 2007
Average	10.4	9.8	10.3	9.3	9.2
End of period	10.4	10.9	10.8	9.5	9.2

Source: NASDAQ OMX

Definitions1)

Cash flow from operations

Cash flow from operating activities before changes in working capital

Changes in working capital

Change in trade receivables, other assets, trade payables and other liabilities

Cost of operations

Cost of sales, Selling, General & Administrative expenses and other operating expenses (including research and development costs) less other operating income

EBITDA margin

Operating income before depreciations and amortisations as a percentage of revenue

Interest coverage ratio

Profit before tax and interest expenses, in relation to interest expenses

Net margin

Net profit as a percentage of revenue

Operating margin

Operating income as a percentage of revenue

Operating profit (EBIT)

Earnings before interest and taxes

Return on equity

Net profit as a percent of average equity during the year

Revenue per employee

Revenue for the period divided by the average number of full-time employees during the year

Sales growth

Change in net revenue compared to the previous corresponding period expressed as a percentage

Solvency

Equity as a percentage of total assets

1)

Operating profit, cash flow from operations, changes in working capital, sales growth, cost of operations, EBITDA margin, operating margin, net margin, return on equity, solvency and interest coverage ratio are measures not generally accepted by the IFRS.

COMMENTARY ON BIGMOUTH-MEDIA’S FINANCIAL DEVELOPMENT

Comparison between July–December 2009 and July–December 2008

Revenue

Revenue for the period July to Dec 09 showed a 28.4% decrease to EUR 13.1 (18.3) million from the same period in 2008. Key reasons for overall revenue reduction are as follows.

EUR 2.1 million or 11.5% related to the removal of Google Best Practice Funding (“BPF”) which ceased in December 31, 2008 which affected all search engine marketing agencies. Since the removal of BPF, management have actively removed credit risk form the business by encouraging customers to pay search engine suppliers directly which has caused a decline in gross revenues but not in net revenues.

In the period from June to December 2009 bigmouthmedia lost its largest client (EUR 807 thousand less net revenues than prior year) and experienced materially revised terms for its main affiliate relationship in Germany (EUR 2,697 thousand less than prior year). While bigmouthmedia has recently won a number of marquee international accounts including Marriott, Paramount Pictures, Eurostar, Dyson, Habitat and Friends Reunited, they have not been sufficient to offset the reductions discussed above.

During the period to December 2009, 55.8% of the income originated from the UK, the average FX rates for this period compared to the comparative period have changed by –8.2%.

During the period to December 2009, 11.5% of the income originated from the Nordics, the average FX rates for this period compared to the comparative period have changed by –1.2%.

Costs

Costs of operations, excluding impairment charges, decreased by EUR 2.2 million, 16.2% between the periods due to the reduction of staff headcount in certain markets as well as the reduction of direct costs related to a lower revenue base.

Results

Operating income decreased by 300% to EUR –9.6 (4.8) million. Operating margin amounted to –73.3% (26.2). Profit before tax decreased by 248% to EUR –9.9 (4.0) million.

In the period to December 31, 2009 the potential Merger meant that impairment tests were required to be carried out. This resulted in a EUR 11,280 million impairment in intangible assets.

Both operating income and PBT movements are thus negatively affected by an impairment loss of EUR 11.3 (0) million, in the six months to December 2009.

Deferred tax claims/Liabilities

BMM’s deferred tax liabilities amounted to EUR 1.3 (5.5) million. The decrease is a direct result of the intangible impairment review.

Intangible assets

Intangible assets amounted to EUR 34.7 (43) million, whereof 29.5 (27.1) million consist of goodwill.

Financial position

Shareholders’ equity amounted to EUR 31.7 (32.4) million on 31 December 2009. At the end of the period BMM had a solvency of 57.3 (41.27)%.

Liquidity and cash flow

BMM’s liquid funds amounted to EUR 4.9 (8.7) million on 31 December 2009. During the period BMM’s operating cash flow before changes in working capital amounted to EUR 2.4 (5.4) million. Changes in working capital amounted to EUR –0.5 (6.6) million, which resulted in operating cash flow amounting to EUR 1.9 (12) million. The decrease is, among other things, attributable to the removal of BPF and change in FX rates.

Comparison between financial years 2008/2009 and 2007/2008

Revenue

The revenue in 2008/2009 decreased by 12.8% to EUR 34.0 (39.0) million. The decrease was primarily due to Google’s discontinuation of Best Practice Funding (“BPF”) agency fees with effect from 31 December 2008, the global economic crisis and the adverse impact of changes in the British pound exchange rate.

On a like for like basis excluding BPF revenues declined by 5.1%.

During the year to June 2009 54.4% of the income originated from the UK, the average FX rates for this period compared to the comparative period have changed by –14.3%.

During the year to June 2009 6.1% of the income originated from the Nordics, the average FX rates for this period compared to the comparative period have changed by –3.5%.

Costs

In 2008/2009, the costs of operations decreased by 5.6% to EUR 27.0 (28.7) million due mostly to certain headcount reductions in the German business.

Results

Operating income decreased by 33.1% to EUR 6.9 (10.3) million. EUR 3.3 million of this movement related to a drop in gross profit margin brought about by the removal of BFP during the period.

Operating margin amounted to 20.3 (26.5)%.

Profit before tax decreased by 18.57% to EUR 5.7 (7.0) million.

Tax

BMM’s tax cost amounted to EUR 1.9 (2.6) million, which corresponds to a tax rate of 33.0 (36.5)%.

Investment

BMM’s investments in 2008/2009 amounted to EUR 0.4 (0.3) million. The investments were mainly attributable to property, plant and equipment and software, licenses and similar rights.

Investments in tangible assets amounted to EUR 0.2 (0.2) million. Investments in intangible assets amounted to EUR 0.2 (0.1) million.

Deferred tax claims/Liabilities

BMM’s deferred tax liabilities amounted to EUR 4.9 (5.7) million. The deferred tax liabilities are mainly attributable to intangible assets.

Intangible assets

Intangible assets amounted to EUR 48.7 (53.2) million, 31.0 (33.2) million consists of goodwill, customer lists and trademarks.

Financial position

Shareholders’ equity amounted to EUR 41.5 (41.2) million on 30 June 2009.

Substantial additional repayments of the loan from the Bank of Ireland were made during the year. Overall, the loan was reduced from EUR 21.3 million at the end of the previous financial year to EUR 8.8 million at 30 June 2009. Except for this loan bigmouthmedia has no other financial liabilities to banks.

At the end of the period bigmouthmedia had a solvency of 54.6 (47.6)%.

Liquidity and cash flow

BMM’s liquid funds amounted to EUR 5.2 (4.6) million on 30 June 2009. During the period bigmouthmedia’s operating cash flow before changes in working capital amounted to EUR 6.5 (12.2) million. Changes in working capital amounted to EUR 9.2 (–5.4) million, which resulted in operating cash flow amounting to EUR 15.7 (6.8) million. The improvement in working capital is mainly due to a decrease in trade receivables.

Comparison between financial years 2007/2008 and 2006/2007

Revenue

The revenue in 2007/2008 increased by 29.1% to EUR 39.0 (30.2) million. The increase was attributable to the rigorous implementation of a one-brand strategy within bigmouthmedia. Changing the names of bigmouthmedia’s operating entities to bigmouthmedia (previously Global Media), optimising products offered and expanding bigmouthmedia’s product portfolio into nearly all online markets helped to increase group revenues. In addition, revenues generated by bigmouthmedia Ltd. were included in the consolidated income statements for a full year.

Costs

In 2007/2008, the costs of operations increased by 16.7% to EUR 28.7 (24.6) million, which was mainly due to a shift in the product mix away from Search Engine Marketing towards Search Engine Optimisation services.

Results

Operating income increased by 83.9% to EUR 10.3 (5.6) million. Operating margin amounted to 26.5 (18.7)%. The increase is mainly a result of the integration of bigmouthmedia Ltd into the group accounting.

Profit before tax increased by 66.6% to EUR 7.0 (4.2) million.

Tax

Bigmouthmedia’s tax cost amounted to EUR 2.6 (0.7) million, which corresponds to a tax rate of 36.5 (15.7)%.

Investment

Bigmouthmedia’s investments in 2007/2008 amounted to EUR 0.3 (26.1) million. The investments were mainly attributable to property, plant and equipment and software, licenses and similar rights.

Investments in tangible assets amounted to EUR 0.2 (0.5) m. Investments in intangible assets amounted to EUR 0.1 (25.6) million.

Deferred tax claims/Liabilities

Bigmouthmedia’s deferred tax liabilities amounted to 5.7 (7.9) million. The deferred tax liabilities are mainly attributable to intangible assets.

Intangible assets

Intangible assets amounted to EUR 53.2 (64.6) million, 33.2 (39.5) million consists of goodwill.

Financial position

Shareholders’ equity amounted to EUR 41.2 (56.4) million on 30 June 2008. The change is mainly attributable to an acquisition of treasury shares of EUR 10.2 million and negative exchange differences of EUR 9.6 million arising on the translation of the financial statements of foreign subsidiaries. Net profit for the year amounted to EUR 6.2 million.

During the year a previous mezzanine loan was superseded by a loan of EUR 21 million from the Bank of Ireland. Total financial liabilities to banks amounted to EUR 21.3 (14.6) million.

At the end of the period bigmouthmedia had a solvency of 47.6 (62.4)%.

Liquidity and cash flow

BMM’s liquid funds amounted to EUR 4.6 (6.1) million on 30 June 2008. During the period bigmouthmedia’s operating cash flow before changes in working capital amounted to EUR 12.2 (4.1) million. Changes in working capital amounted to EUR –5.4 (–7.4) million, which resulted in operating cash flow amounting to EUR 6.8 (–3.3) million. The deterioration in working capital is mainly due to an increase in trade receivables.

OTHER FINANCIAL INFORMATION FOR BIGMOUTHMEDIA

Trends and significant changes since December 31, 2009

There has been no substantial change in bigmouth-media’s financial position or its position on the market since December 31 2009.

Shareholders’ equity and liabilities – bigmouthmedia

EUR million	2010-01-31
Total current interest-bearing debt	2.7
Guaranteed	0.0
Secured1)	2.7
Unguaranteed/unsecured	0.0

Total non-current interest-bearing debt	4.5
Guaranteed	0.0
Secured1)	4.5
Unguaranteed/unsecured	0.0
Total equity	31.9
Share capital	0.1
Other capital provided	40.1
Other reserves	–15.6
Profit brought forward	7.3
Minority interest	0.0

Net financial indebtness – bigmouthmedia

EUR million		2010-01-31
(A)	Cash	5.9
(B)	Cash equivalents	0.0
(C)	Trading securities	0.0
(D)	Liquidity (A)+(B)+(C)	5.9

(E)	Current financial receivables	0.1
(F)	Current bank debt	0.0
(G)	Current portion of non-current debt	2.7
(H)	Other current financial debt	0.0
(I)	Current financial debt (F)+(G)+(H)	2.7
(J)	Net current financial indebtedness (I)-(E)-(D)	–3.3
(K)	Non-current financial receivables	0.4
(L)	Non-current bank debt	4.5
(M)	Bond issue	0.0
(N)	Other non-current loans	0.0
(O)	Non-current financial debt (L)+(M)+(N)	4.5
(P)	Non-current financial indebtedness (O)-(K)	4.9
(Q)	Net financial indebtedness (J)+(P)	1.6

1)	For information regarding securities for BMM’s credit facilities, see chapter “Additional information on Obtineo and bigmouthmedia”, section “Material agreements – BMM” under “Credit agreements”.

Bigmouthmedia has a credit agreement with the Bank of Ireland dated October 16, 2007 for credit facilities of up to EUR 30 million. As at March 31, 2010, EUR 5 million of the facilities available remain undrawn.

During 2009/2008 bigmouthmedia made substantial additional voluntary repayments towards the loan, over and above the agreed repayment schedule. As at -financial year end June 30, 2009, the remaining capital balance due to be repaid to the Bank of Ireland amounted to EUR 8.8 million. As of December 31, 2009 the balance has further reduced to EUR 7.4 million.

Intangible assets

Intangible assets are measured at amortised cost in accordance with IAS 38.74. bigmouthmedia elected not to apply the alternative revaluation model permitted by IAS 38.75.

For the first time in 2009/2008 internally generated intangible assets were capitalised at the value of EUR 136,000 within Software, licenses and similar rights. The trade mark “bigmouthmedia” was acquired in conjunction with the acquisition of bigmouthmedia Ltd. The carrying amount of the trade mark on the balance sheet date was EUR 4.6 million (previous year EUR 4.9 million). The useful life of the trade mark is indefinite.

Goodwill

Goodwill relates primarily to the acquisition of bigmouthmedia Ltd. during 2006/2007 and the acquisition of minority interests in subsidiaries during 2005/2006.

IFRS 3 defines goodwill as an intangible asset with an indefinite useful life and thus not subject to amortisation. An impairment loss is instead required to be recognised on goodwill when such assets are impaired.

Goodwill is assessed for impairment at least once a year, or whenever there is an indication of impairment. As a first step it has to be allocated to cash-generating units. In accordance with IAS 36, the cash-generating units are identified on the basis of bigmouthmedia’s internal management reporting system. As bigmouth-media’s management reporting system is largely country-based, the relevant assets were allocated to the appropriate countries.

The relevant impairment tests are performed by bigmouthmedia as of 30 June each year using the discounted cash flow method. For the purposes of extrapolating cash flows beyond the detailed planning period, a constant growth of 0.5 % was used to take account of the expected growth in prices and volumes (previous year 0.5%). The cash flows are then discounted using the risk-equivalent (pre-tax) discount factors of between 16.6% and 20.23% (previous year’s rates: 16.58% and 21.4%), determined on the basis of a peer group.

No impairment losses were incurred at 30 June 2009.

In the period to December 31, 2009 the potential merger meant that impairment tests were required to be carried out. This led to a EUR 11.28 million impairment in intangible assets.

Property, plant & equipment

Property, plant and equipment are stated at acquisition cost less scheduled straight-line depreciation. Property, plant and equipment are measured at amortised cost in accordance with IAS 16.30. Disposals are recorded both at the level of historical acquisition cost and accumulated depreciation. Gains and losses from the disposal of property, plant and equipment are presented within other operating income or other operating expenses.

Property, plant and equipment consist mainly of Operational and office equipment.

Deferred taxes

Deferred tax assets are only recognised if it is probable that future tax benefits will be realised as future taxable income arises. In estimating the recoverability of the deferred tax assets on temporary differences and loss carry forwards, taxable temporary differences are taken into consideration as sources of future taxable income, with due regard given to the regulations on minimum taxation.

Deferred taxes are accounted for using the liability method stipulated in IAS 12 “Income Taxes”. This means that, with the exception of goodwill arising on consolidation, deferred taxes are recognised on all temporary differences between the carrying amount of assets and liabilities for IFRS purposes and their tax base, regardless of when those differences will reverse. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the asset is realised or the liability settled. This is based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. A deferred tax asset is recognised on tax losses available for carryforward to the extent that their recovery is probable.

bigmouthmedia AS has tax losses available for carry forward amounting to EUR 76,000. bigmouthmedia GmbH has loss carry forwards for corporate tax purposes amounting to EUR 337,000 and for Trade tax purposes amounting to EUR 511,000.

Acquisitions and divestitures

Bigmouthmedia Ltd.

In accordance with the agreement dated November 22, 2006 and with effect from December 7, 2006, bigmouthmedia (Global Media GmbH) acquired 100% of the shares of Bigmouthmedia Ltd., Edinburgh, United Kingdom. Bigmouthmedia Ltd. is one of the leading online media agencies in Great Britain.

Management of financial risks

Bigmouthmedia is exposed to various financial risks arising from its business operations and financing activities. The most important financial risks for bigmouthmedia arise from changes in foreign exchange rates, interest rates and the credit worthiness and solvency of the other parties. Risk reports are regularly prepared by the relevant controlling functions within bigmouthmedia.

Credit risk

Credit risks arise when the other parties in a transaction are not in a position to meet their commitments, with the result that bigmouthmedia could incur a financial loss. Disregarding set-off agreements and any additional collateral or other credit improvements, the maximum credit risk corresponds to the carrying value of bigmouthmedia’s financial assets. bigmouthmedia takes account of the credit risk by making appropriate provisions. It transacts business only with creditworthy third parties. bigmouthmedia does not see any high risk of losses from receivables on historical grounds. Doubtful receivables are written down and any bad debts are fully written off. bigmouthmedia is making every effort to further minimise risks of non-payment.

Liquidity risks

Liquidity risks arise when at any particular time financial liabilities exceed financial assets. bigmouthmedia controls the liquidity risk by maintaining an adequate, easily available reserve to ensure that it has the required liquidity at all times. bigmouthmedia also has unused agreed credit lines with financial institutions totaling EUR 5 million (previous year: EUR 9 million).

Bigmouthmedia’s aim is to maintain equilibrium between providing continuous cover for the required funds and ensuring flexibility through the use of loans, trade payables and other financial liabilities.

On December 31, 2009, the financial liabilities had due dates as stated in the schedule below. The details are based on contractual, non discounted payments. Financial liabilities repayable at any time are always allocated to the earliest period. The interest payments of the financial instruments with variable interest rates are based on current reference interest rates prevailing on the balance sheet date.

Market risk

A market risk results from changes in market price of bigmouthmedia’s financial assets and liabilities and can affect the net financial expense and the equity of bigmouthmedia. To reflect market risks, IFRS 7 stipulates sensitivity analyses showing the impact of hypothetical changes in relevant risk variables on the results and equity capital. Besides currency risks, bigmouthmedia is also exposed to interest rate risks. The impact in the period is determined by referring the hypothetical changes in risk variables to the financial instruments held on the balance sheet date, assuming however that the holdings on the balance sheet date are representative of the whole year.

Currency risk

bigmouthmedia operates worldwide and is therefore exposed to exchange rate fluctuations affecting bigmouthmedia’s net financial expense/income and equity capital. A foreign currency risk arises when the amount paid or received in local currency for transactions fluctuates as a result of changes in the exchange rate (transaction risk). A foreign currency risk is also incurred by translating the financial statements of consolidated subsidiaries, which do not have the Euro as their functional currency, into Euro for the purpose of preparing the consolidated financial statements (translation risk). The objectives pursued by bigmouthmedia in managing foreign currency risks are to maintain the economic value of its current and future assets and to minimise the volatility of bigmouthmedia’s net financial expense. Currency risks as defined by IFRS 7 are therefore caused by financial instruments that are denominated in a currency other than the functional currency and are of a monetary nature; exchange-rate related differences resulting from the translation of financial statements into bigmouthmedia’s currency remain unaffected. As a general rule, relevant risk variables are deemed to be all non-functional currencies, in which bigmouthmedia holds financial instruments.

Currency risks that are incurred in bigmouthmedia, such as foreign currency receivables and payables are not hedged. In bigmouthmedia management’s view, the short payment periods involved minimise the level of exposure. Bigmouthmedia’s noncurrent financial liabilities are not exposed to any currency risk since the loan facility is denominated in Euro.

With a few exceptions, major non-derivative monetary financial instruments (cash and cash equivalents, receivables, interest-bearing debts, liabilities and non-interest bearing liabilities) are denominated directly in functional currencies. Changes in exchange rates therefore have no significant impact on results or equity. Non-interest bearing securities or equity instruments

Due dates, financial liabilities

		1 year		1-5 years		>5 years
Contractually agreed interest payments	Book value 31.12.09	interest	repayment	interest	repayment	interest	repayment
Liabilities to banks	7,438	505	2,705	421	4,733
Trade payables	7,065		7,065
Other financial liabilities	202		202
Total	14,705	505	9,972	421	4,733

Contractually agreed interest payments	Book value 30.06.09	interest	repayment	interest	repayment	interest	repayment
Liabilities to banks	8,790	505	2,705	541	6,085
Trade payables	14,377		14,377
Other financial liabilities	262				262
Total	23,429	505	17,082	541	6,347

held are not monetary in nature and so involve no currency risk in accordance with IFRS 7. Interest income and expenses arising from financial instruments are directly recognised in the functional currency. Major financial instruments not denominated in the functional currency are trade receivables and payables in US Dollar that are held in companies with a functional currency other than US Dollar. If the British Pound had been 10 % higher (lower) with respect to the US Dollar on June 30, 2009, the net income would have been EUR 327,000 higher (lower).

Interest rate risk

bigmouthmedia uses derivative financial instruments to limit the interest rate risks, but neither uses nor issues derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are recognised at fair value both when they are reported for the first time and in subsequent periods. Gains and losses arising from fluctuations in fair value are recognised immediately in profit and loss.

Interest rate risks arise from changes in interest rates that could have a negative impact on the net financial expense/income and equity capital of bigmouthmedia. Fluctuating interest rates can lead to changes in interest income and interest expense. Furthermore, the market value of certain financial liabilities can also be affected. In bigmouthmedia, interest risks are not hedged.

IFRS 7 stipulates that interest rate risks should be presented through sensitivity analyses, showing the effects of changes in market interest rates on interest payments, interest income, expenses and other items with an effect on income and possibly on equity. The interest sensitivity analyses are based on the following assumptions:

•

Market interest rate changes of non-derivative financial instruments with fixed interest rates only have an impact on results, when they are stated at fair value. Consequently, all financial instruments valued at amortised cost with fixed interest rates are not exposed to interest rate risks in accordance with IFRS 7.

•

Market interest rate changes impact the interest result of original financial instruments with variable interest, whose interest payments are not designated as underlying transactions in conjunction with cash flow hedges against interest rate risks, and are therefore included in the calculation of result-related sensitivities.

An interest rate risk results from a loan from Bank of Ireland with variable interest rates on a current outstanding balance of EUR 8.8 million. A change in the interest rates of 100 basis points would result in a EUR 88,000 effect on earnings.

A further interest rate risk relates to an interest swap with a nominal amount of EUR 10 million. A change in the interest rate of 100 basis points would result in a EUR 100,000 effect on earnings.

HISTORY

2008/2009

A subsidiary to BMM was founded in Spain and BMM’s Korean subsidiaries were liquidated.

2007/2008

Global Media GmbH changed name to Bigmouthmedia GmbH.

2006/2007

Global Media GmbH and Bigmouthmedia Ltd merged and became one of the largest independent search marketing companies in Europe. Global Media Russia closed.

2005/2006

US Subsidiary of Bigmouthmedia Ltd founded and New York office opened.

Global Media Subsidiaries in Italy, Korea, Russia and Oslo established and offices opened in Milan, Seoul and Oslo.

2003/2004

Global Media Paris founded.

2001/2002

Global Media Munich office opened.

1997/1998

Bigmouthmedia Ltd was founded, HQ in Edinburgh opened.

1996/1997

Global Media was founded in Manchester.

SHARE CAPITAL DEVELOPMENT OF BIGMOUTHMEDIA

Year	Event	Change in number of shares	Number of ordinary shares	Numbers of class A shares	Numbers of class B shares	Number of shares (not held by BMM)	Share capital (not held by BMM)	Change in share capital
2006/2007			3,550	11,900	37,450	52,900	52,900
2006/2007	New issue	14,950	11,100	29,450	27,300	67,850	67,850	14,950
2006/2007	New issue	26,000	29,550	29,450	34,850	93,850	93,850	26,000
2007/2008	Share buyback	–19,100	37,100	29,450	8,200	74,750	74,750	–19,100
2008/2009			37,100	29,450	8,200	74,750	74,750

According to bigmouthmedia’s articles of association class A shares are defined as shares held by CETP. Class B shares are non-voting-rights shares and all remaining shares are defined as ordinary shares.

BOARD OF DIRECTORS, MANAGEMENT AND AUDITORS OF OBTINEO

Board of Directors and management

The management board of Obtineo consists of Mr J.E. Tjaden and Mr F.J. Botman. Upon completion of the acquisition of bigmouthmedia by Obtineo, Mr Botman will resign and Ms N. Moosa will be appointed as new member. Both Ms N. Moosa and Mr J.E. Tjaden will resign as managing directors of Obtineo as of the Effective Date. Obtineo will not have any supervisory board before the Effective Date.

Joost Tjaden

Born 1949.

Management Board member since 2009.

Current occupation and position: Managing Director Janivo Holding B.V.

Education: MBA, Interfaculty for Business Management, Delft University, Netherlands.

Other important Board engagements: Chairman of the Supervisory Board of Wave International (Netherlands), Brabant Alucast International B.V. (Netherlands) and Intivation B.V. (Netherlands). Member of the Supervisory Board of M&R de Monchy (Netherlands), NSI/DSG LP (USA), Miruc Inc. (Canada), Emerging Market Alternatives LCC (USA) and TomTom N.V. (Netherlands).

During the past five years Joost Tjaden has been, but is no longer: Member of the Board of Fidelio Properties LP (US).

Joost Tjaden has also had the following positions: Member of Management Board of Oranje Nassau Groep B.V. (Netherlands). President and CEO of TBM Associates Inc. (USA).

Shareholding in Obtineo Netherlands Holding N.V.: 0

Related parties’ shareholding in Obtineo Netherlands Holding N.V.: Janivo holds 50% of the shares in Obtineo.

Options in Obtineo Netherlands Holding N.V. held: 0

Frank Botman

Born 1965.

Management Board member since 2009; will step down as Management Board member on completion of the BMM acquisition.

Current occupation and position: Managing Director of Cyrte Investments B.V.

Education: Bachelor degree, Higher Commercial Economics and Business Administration School, Amsterdam, Netherlands.

Other important Board engagements: Board member of Terremark (USA), Forthnet (Greece) and HS Media Holding. Member of the Supervisory Board of Bol.com (Netherlands), RTL Netherlands (Netherlands), OTB Solar (Netherlands), Endemol (Netherlands), Talpa Media Holding (Netherlands) and Talpa Beheer (Netherlands).

During the past five years Frank Botman has been, but is no longer: -

Frank Botman has also had the following positions: -

Shareholding in Obtineo Netherlands Holding N.V.: 0

Related parties’ shareholding in Obtineo Netherlands Holding N.V : 0

Options in Obtineo Netherlands Holding N.V held: 0

Nazo Moosa

Born 1970.

Management Board Member as from the completion of the BMM acquisition.

Current occupation and position: Director of Carlyle.

Education: Bachelor’s Degree, International Economics, UCLA, MBA Columbia University, USA.

Other important Board engagements: Chairman of the Board of bigmouthmedia GmbH (Germany).

During the past five years Nazo Moosa has been, but is no longer: Board Member of Transics International N.V. (Belgium).

Nazo Moosa has also had the following positions: -

Shareholding in Obtineo Netherlands Holding N.V.: 0

Related parties’ shareholding in Obtineo Netherlands Holding N.V.: 0

Options in Obtineo Netherlands Holding N.V. held: 0

Auditors of Obtineo

It is proposed that PricewaterhouseCoopers will be elected as Obtineo’s auditor.

Bart Koolstra

PricewaterhouseCoopers Accountants N.V.

Born 1952.

Register Accountant

Auditor in charge of Obtineo Netherlands Holding N.V. since 2009.

Other auditing assignments include: -

Shareholding in Obtineo Netherlands Holding N.V.: 0

Related parties’ shareholding in Obtineo Netherlands Holding N.V.: 0

Options in Obtineo Netherlands Holding N.V held: 0

Member of NIVRA

Auditors of bigmouthmedia

KPMG AG, member of Wirtschaftsprüferkammer (Eng: Chamber of Public Accountants) has been bigmouthmedia’s auditor during the last three financial years.

Additional information on the current Management Board of Obtineo

For all persons in Obtineo’s Management Board, the office address is Sparrenheuvel 36, 3708 JE Zeist, Netherlands.

Nazo Moosa has previously been a Member of the Board of Oceanbird Limited (UK) and Tidefleet Limited (UK) which both entered into UK bankruptcy administration on 12 August 2009.

None of Obtineo’s Management Board members has any family links to any other member of the Management Board.

None of Obtineo’s Management Board members has been convicted in relation to fraudulent offences in the past five years. Except what is described above, none of these persons has been involved in any bankruptcy, liquidation or receivership in the last five years. Nor is there any public incrimination and/or sanctions against any of these persons, and none of them has been disqualified by a court from acting as a member on the administrative, management or supervisory bodies of a company or from acting in the management or conduct in the affairs of a company in the past five years.

There are no conflicts of interest between the duties of Management Board members in respect of Obtineo and their private interest and/or other duties. Neither are there any special agreements between any Management Board member and major shareholders, customers, suppliers or other parties under which any Management Board member has been elected to an administrative, management or control body or appointed to another senior position. With exception of the statements in the section “Material agreements and related party transactions” no Management Board member holds securities in Obtineo which the disposal of is restricted.

Until the Effective Date, none of the members of the management board of Obtineo will have a service contract with Obtineo.

MATERIAL AGREEMENTS AND RELATED PARTY TRANSACTIONS

Material agreements – Obtineo

Share purchase agreement

Obtineo has signed a share purchase agreement to acquire shares in the capital of BMM from the BMM Shareholders. The purchase price consists of:

(a)	up to 35.8 million ordinary shares in Obtineo (the “Consideration Shares”) which will be issued to the BMM Shareholders at completion; and

(b)	a cash component up to a maximum amount of EUR 14.05 million to be paid to the BMM Shareholders whose Consideration Shares are subject to the lock-up restrictions (the “Eligible Sellers”), or such lower amount as the number of Consideration Shares, which upon completion are subject to the lock-up restrictions, represent of the total number of Consideration Shares (the “Make Good Payment”), if the price of the shares in New LBi during a certain period as set forth below is less than EUR 1.65 per share (the “Target Share Price”).

The Make Good Payment will remain due by New LBi to the Eligible Sellers at completion pro rata to their share of the total number of Consideration Shares issued to the Eligible Sellers. The final amount of the Make Good Payment is determined by reference to the market price of the shares in New LBi following the Listing and is calculated on the basis of the volume weighted average share price during a period of 3 months, starting 15 months following the date of the Listing and ending 18 months following the date of the Listing (the “Actual Share Price”). The Make Good Payment (if any) is payable by New LBi to the Eligible Sellers within 20 trading days following the expiry of the aforementioned 18 month period (the “Relevant Period”).

If the Actual Share Price is equal to or less than € 1.25 (the “TERP”1)). New LBi must pay the maximum amount of the Make Good Payment. If the Actual Share Price is equal to or exceeds the Target Share Price, the Make Good Payment is nil. If the Actual Share Price is in the range between the TERP and the Target Share Price, the amount of the Make Good Payment is calculated proportionally.

If a dispensation is granted by New LBi to an Eligible Seller from the lock-up restrictions, such Seller will lose its entire right to receive the Make Good Payment unless LBi in its absolute discretion resolves otherwise.

If during the Relevant Period the DJ Eurostoxx Media Index decreases significantly as a result of a macroeconomic catastrophic event, the Target Share Price and the TERP will be reduced.

Transfer of the shares in BMM against issuance of the Consideration Shares by Obtineo is subject to the conditions precedent of (i) approval of the Merger by the Extraordinary general meeting of LBi, (ii) completion of the PIPE and (iii) execution by LBi of binding agreements with Danske Bank for the provision of bank facilities to New LBi on terms as agreed in the binding term sheet of February 24, 2010 and such facilities being available for drawdown, subject to any variations as are agreed by Obtineo, the BMM Shareholders and LBi acting reasonably. The last condition has been satisfied: see chapter “Additional information on LBi”, section “Legal issues and other additional information” under “Credit agreement with Danske Bank”.

The SPA contains undertakings of each BMM Shareholder and of Obtineo in respect of the conduct of business

1)	Theoretical Ex-Rights Price, the market price that a share will theoretically have following the Rights Offering of BMM and Obtineo, respectively, prior to completion. In case of a breach of such undertakings, the other party shall be entitled to terminate the SPA and receive a certain amount as indemnification.

Subscription Agreement

The PIPE Investors have signed a subscription agreement which upon completion will result in Janivo and Cyrte holding each 13,833,333 shares, Carlyle acquiring 2,031,595 shares, two other BMM Shareholders (Stephen Leach and Seamus O’Brien) acquiring 2,135,071 shares in total and certain executive managers of LBi (Ewen Sturgeon, Luke Taylor and Huub Wezenberg) acquiring 1,500,000 shares in total in the capital of Obtineo against payment of EUR 1.20 per share, provided that the executive managers will pay up EUR 0.25 on each of their shares at completion and will pay the remaining amount to New LBi within 3 years following the Effective Date in quarterly instalments together with interest accrued thereon.

Janivo and Cyrte are entitled to a commitment fee of 3.5% of the aggregate subscription price of the PIPE shares acquired by them. Carlyle shall receive 3.5% of the aggregate subscription price of the PIPE shares acquired by it and the other two BMM shareholders.

Completion of the PIPE is subject to satisfaction of the conditions precedent in the SPA (save for the condition relating to the PIPE).

Underwriting Agreement

Upon the Listing, New LBi will launch a Rights Offering of EUR 10 million, consisting of transferable subscription rights which are offered to shareholders of New LBi at a price of EUR 1.00 per share. The BMM Shareholders and the PIPE Investors are excluded from the Rights Offering in respect of the shares acquired by them pursuant to the acquisition of bigmouthmedia and the PIPE (including any shares currently owned in Obtineo).

Janivo has committed itself to exercise its pro rata share of the Rights Offering in respect of the shares it receives in New LBi as a result of the Merger. Further, Janivo and Cyrte have committed themselves in the Underwriting Agreement to subscribe for any shares, which are not subscribed for by eligible shareholders in the Rights Offering, at a price of EUR 1.00 per share.

The Underwriters have received irrevocable undertakings from a number of the current shareholders of LBi, together representing 48.42% of the total issued shares in LBi, that they will participate in the Rights Offering. The shares allotted to these shareholders under the Rights Offering will be subject to a 180 day lock-up and the Underwriters will forward to them the underwriting fee in respect of their subscription undertakings.

The Underwriters are entitled to an underwriting fee of 3.5% of the aggregate amount of the Rights Offering.

Lock-up restrictions

The BMM Shareholders representing 96% of the Consideration Shares, the PIPE Investors and the Underwriters have agreed with Obtineo that as of completion and during a period of 540 days following the Listing they will not, directly or indirectly, (i) offer, pledge, allot, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option, directly or indirectly, to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of the Consideration Shares or PIPE shares or the shares acquired in the Rights Offering (jointly the “Lock-Up Shares”) (as applicable), or (ii) enter into any swap or any other arrangement that transfers to another, in whole or in part the economic risk of ownership of the share capital, whether any such swap transaction is to be settled by delivery of the Lock-Up Shares or other securities, in cash or otherwise (provided that the PIPE shares of the executive managers will remain subject to these lock-up restrictions following the 540-day period until these shares have been fully paid-up). Further, each such BMM Shareholder, PIPE Investor and Underwriter undertakes to buy, sell or otherwise enter into any other transactions related to the Lock-Up Shares in accordance with the insider policy of New LBi which will become applicable following the Listing, insofar as such policy is applicable to such BMM Shareholder, PIPE Investor or Underwriter.

The foregoing paragraph shall not apply to (a) shares or other securities of New LBi acquired in open market transactions following the Listing or an employee incentive plan of New LBi (as applicable) or (b) the offer and transfer of Lock-Up Shares to an offeror pursuant to a public bid in respect of the ordinary shares in New LBi and (c) the transfer of Lock-Up Shares by Janivo, Cyrte or CETP to any entity directly or indirectly controlling or controlled by or under common control with the transferor, by means of a majority of shares or otherwise or to any other fund that is managed by Cyrte Investments B.V., CETP I Participations S.à r.l. SICAR or CETP II Participations S.à r.l. SICAR, provided that the transferee will be subject to the same lock-up obligations by executing a lock-up letter.

Notwithstanding the foregoing, a BMM Shareholder, a PIPE Investor or an Underwriter may enter into transactions in relation to the Lock-Up Shares with the consent of New LBi on such terms and conditions as New LBi thinks fit.

Any sale of Lock-Up Shares shall be made as a structured sale process through a reputable investment bank designated by New LBi, provided that it provides its services on standard market terms.

The LBi shareholders who signed irrevocable undertakings regarding the Rights Offering have agreed that the shares allotted to them under the Rights Offering will be subject to a 180 day lock-up.

Related party transactions – Obtineo

Related Party Transactions under 2010

As Janivo and Cyrte currently jointly control Obtineo, they are regarded as related parties. Obtineo, Janivo and Cyrte are parties to the Subscription Agreement and Underwriting Agreement described in section “Material agreements – Obtineo”.

Material agreements – BMM

Credit agreements

On October 16, 2007 BMM entered into a credit agreement with, inter alia, the Governor and Company of the Bank of Ireland (“BoI”) regarding a loan of up to EUR 30,000,000. The loan consists of a facility of EUR 25,000,000 and a working capital facility of EUR 5,000,000, both with a varying interest margin. The loan is a revolving facility that is converted into a term loan on the 5th anniversary of the loan. The loan may be prepaid subject to a break cost and a prepayment fee, with five trading days notice.

The BMM group and the shareholders of BMM have pledged shares in some companies as collateral for the credit lines extended. In addition, the balances of all the bank accounts were pledged as collateral in conjunction with the credit agreement. The trade receivables of all the companies were also pledged as collateral for the loan. In addition, all insurance claims of bigmouthmedia GmbH, bigmouthmedia Ltd. and bigmouthmedia S.à.r.l. were pledged as collateral. The whole of the intellectual property of bigmouthmedia GmbH, bigmouthmedia Ltd. and bigmouthmedia France S.à.r.l. was also pledged as collateral. The facilities will be repaid upon completion of the Merger.

On February 24, 2010, BMM entered into a standstill, consent and waiver agreement, by and between, inter alia, BoI and Obtineo (the “Standstill, Consent and Waiver Agreement”), pursuant to which BoI and the other Finance Parties (as defined in the Standstill, Consent and Waiver Agreement) agreed, for all purposes of the Credit Agreement to, inter alia, (i) the acquisition by Obtineo of the shares in BMM in consideration for shares in Obtineo, (ii) the cancellation of the non-voting shares class B (following the fulfilment of a condition precedent), (iii) the Merger and (iv) the change of control as a result of the acquisition of the shares in the capital of BMM and the issuance of shares in the capital of Obtineo to the PIPE Investors and confirmed that they shall not treat the consequences of the acquisition of the shares in the capital of BMM and the PIPE as a mandatory prepayment event under the Credit Agreement. Furthermore, BoI agreed not to be entitled to exercise its rights and remedies, powers or discretion under the Share Pledge Agreement until the Merger becomes effective. The facilities granted pursuant to the Credit Agreement will become due and payable upon the Merger becoming effective (see chapter “Additional information on LBi”, section “Legal issues and other additional information” under “Credit agreement with Danske Bank”).

On April 30, 2007 BMM entered into a credit agreement with Südwestbank AG regarding a loan of EUR 2,000,000 with the purpose of financing the working capital. The loan is a revolving facility with a floating interest margin of 7.25 percent. This loan has now been fully repaid.

Share based remuneration

BMM’s phantom stock plan is classified as a cash-settled share-based transaction in accordance with IFRS 2.

As part of the acquisition of BMM by Obtineo no phantom stock shares shall pay out and all rights in respect of the phantom stocks will lapse or be cancelled.

Other agreements

In 2006 and 2007 BMM entered into several guarantee agreements with Google (Google Ireland Ltd. and Google Korea LLC) in favour of BMM’s subsidiaries which have contractual relationships with Google. Under these guarantee agreements BMM may be held liable for under-performance of its subsidiaries.

On January 17, 2006 BMM entered into a guarantee agreement with Yahoo Overture Search Services (Ireland), trading as Yahoo! Search Services (IE), in favour of bigmouthmedia AS which has a contractual relationships with Yahoo. Under the guarantee agreement BMM guarantees to Yahoo to promptly pay any invoices issued to bigmouthmedia AS in case payment should be delayed.

Related party transactions – BMM

Related party transactions under 2009

During 2009 some managing directors provided services to different companies within the BMM group. These transactions mostly related to the rental of office space1) along with the provision of some search engine related intermediary services2).

Related party transactions under 2008

During 2008 some managing directors provided services to different companies within the BMM group. These transactions mostly related to the rental of offices1) along with the provision of some search engine related intermediary services2).

1)	BMM Ltd lease of Edinburgh office from S & H Leach for £70,000 p.a. Lease expires in November 2018.
2)	Search engine intermediary services through a company called Cavalcante which is an intermediary between BMM GmbH and Google for certain Google Pay-Per-Click fees. Monthly fee for service was £400. There was no fixed term to this contract as it was done on a month to month basis. This service was ceased in Jan 2010.

Related party transactions under 2007

During 2007 some managing directors provided services to different companies within the BMM group. These transactions mostly related to the rental of office space1).

Under a share sale and assignment agreement dated September 7, 2007 three members of management transferred some of their non-voting class B shares to BMM. Upon completion of the acquisition of all shares in BMM by Obtineo, the remaining non-voting class B shares will be transferred to BMM and be cancelled.

Disputes – BMM

BMM is not, nor has it been over the past twelve months involved in any dispute or arbitration proceedings (including any such proceedings which are pending or threatened of which BMM is aware) which may have, or have had in the recent past significant effects that can be considered to have a material adverse effect on BMM and/or BMM’s business, result or financial position.

Insurance – BMM

BMM has insurance policies for its business operations, leased and subleased office space, equipment and other assets. BMM also has liability insurance for the Chief Executive Officer and the Board of Directors. BMM believes that these insurance policies are standard and sufficient for the industry in general and where BMM operates.

1)	BMM Ltd lease of Edinburgh office from S & H Leach for £70,000 p.a. Lease expires in November 2018.

FINANCIAL OVERVIEW

Financial overview for the full years 2007-2009

The financial statements for 2007-2009 are incorporated into this information document by reference. The financial reports are available at LBi’s website www.lbi.com or phone +46 (0)8 449 88 16.

LBi’s annual reports for 2007-2009 have been audited by Öhrlings PricewaterhouseCoopers AB with Hans Jönsson as auditor in charge. The auditor’s reports have been incorporated into the annual reports. The auditor’s reports follow a standardised formula and are without qualification. LBi’s consolidated accounts are prepared in accordance with the International Financial Reporting Standards (IFRS). LBi’s annual report for 2009 has been prepared for this information document and only include financial information and a statutory administration report, which at the time of this document has not yet been approved by the annual general meeting. A complete annual report for 2009 will be published later in April, 2010.

The information is extracted from audited annual accounts for each year.

Income statement, SEK million	2009	2008	2007
Net revenue	1,460.1	1,540.6	1,429.1
Production costs	-1,032.1	-1,073.0	-1,005.4
Selling, General and Administrative expenses	-368.4	-365.7	-337.6
Impairment intangibles	-738.3	0,0	0,0
Other operating income	6,7	17.9	8.0
Other operating expenses	-4,7	0.0	0.0
Operating profit	-676.7	119.8	94.1

Interest and other financial income	24,4	9.4	21.6
Interest and other financial expenses	-34,0	-34.6	-39.0
Profit before tax	-686.3	94.6	76.7

Income tax	2.1	-3.7	25.2
Net profit	-684.2	90.9	101.9

Balance sheet, SEK million	31 Dec. 2009	31 Dec. 2008	31 Dec. 2007
Assets
Intangible non-current assets	967.4	1,809.4	1,552.9
Tangible non-current assets	92.0	117.6	63.4
Financial non-current assets	18.7	12.3	37.0
Deferred tax assets	527.7	510.2	498.3
Total non-current assets	1,605.8	2,449.5	2,151.6

Trade receivables	425.7	483.1	414.6
Other current assets	176.9	204.3	144.5
Cash and cash equivalents	217.4	185.8	217.2
Total current assets	820.0	873.2	776.3

Total assets	2,425.8	3,322.7	2,927.9

Liabilities and equity

Shareholders’ equity, including minority interest	1,415.6	2,119.7	2,019.0

Liabilities to credit institutions	258.2	289.8	163.0
Other non-current liabilities	112.1	191.2	306.0
Total non-current liabilities	370.3	481.0	469.0

Liabilities to credit institutions	156.3	118.5	62.3
Trade payables	106.1	121.8	99.7
Other current liabilities	377.5	481.7	277.9
Total current liabilities	639.9	722.0	439.9

Total liabilities	1,010.2	1,203.0	908.9

Total shareholders’ equity and liabilities	2,425.8	3,322.7	2,927.9

Cash flow statement, SEK million	2009	2008	2007
Cash flow from operations	113.6	161.4	128.2
Changes in working capital	23.9	33.2	1.4
Cash flow from operating activities	137.5	194.6	129.6
Cash flow from investing activities	-133.2	-330.3	-269.9
Cash flow from financing activities	38.2	95.9	174.9
Cash flow for the year	42.5	-39.8	34.6
Cash and cash equivalents at beginning of year	185.8	217.2	185.4
Translation differences in cash and cash equivalents	-10.9	8.4	-2.8
Cash and cash equivalents at end of year	217.4	185.8	217.2

Key ratios	2009	2008	2007
Financial ratios
EBITDA margin	9.4%	13.3%	10.8%
Operating margin	-46.3%	7.8%	6.6%
Net margin	-46.9%	5.9%	7.1%
Return on equity	-38.7%	4.4%	5.2%
Sales growth	-5.2%	7.8%	35.9%
Equity ratio	58.4%	63.8%	69.0%
Interest coverage ratio	NEG	4.5x	3.7x

Employees
Employees, year end	1,396	1,602	1,500
Revenue per employee. SEK thousand	994	955	1,010

Definitions

Cash flow from operations

Cash flow from operating activities before changes in working capital

Changes in working capital

Change in operating receivables and operating liabilities

EBITDA margin

Operating income before depreciations and amortisations as a percentage of revenue

Interest coverage ratio

Profit before tax and interest expenses, in relation to interest expenses

Net margin

Net profit as a percentage of revenue

Operating margin

Operating income as a percentage of revenue

Operating profit (EBIT)

Earnings before interest and taxes

Return on equity

Net profit as a percent of average equity during the year

Revenue per employee

Revenue for the period divided by the average number of full-time employees during the year

Sales growth

Change in net revenue compared to the previous corresponding period expressed as a percentage

Equity ratio

Equity as a percentage of total assets

BOARD OF DIRECTORS, MANAGEMENT AND AUDITORS OF LBI

Board of Directors

Fred Mulder

Born 1941.

Chairman of the Board since 2007. Member of the Board since 2006 (member of the Board of LB Icon since 2002 and Chairman 2005-August 2006).

Education: MBA from Harvard Business School, USA.

Other important Board engagements: Chairman of the Board of NEThave N.V (Netherlands) and Artilium PLC (UK). Co-Chairman of the Board of Lithium Technology Corporation, Plymouth Meeting (USA). Board Member of W.P Stewart & Co. Ltd (USA). Chairman of Investment Advisory Committee at Greenfield Capital Partners N.V (Netherlands).

During the past five years Fred Mulder has been, but is no longer: Board member of Aleri Lab Inc. (USA/UK), Duos Technology Inc. (USA), Spyker Cars N.V (Netherlands), WAYSIS B.V. (Netherlands) and Debitel Nederland N.V. (Netherlands).

Fred Mulder has also had the following positions: Chairman/Managing Partner of Greenfield Capital Partners N.V. (Netherlands), Executive Board member of Pon Holdings B.V. (Netherlands), President of Transmark Holding B.V. (Netherlands), Director International Marketing of Xerox Corporation and Managing Director of Rank Xerox (Netherlands). Shareholding in LBI International AB: 274,500

Related parties’ shareholding in LBI International AB: 0

Options in LBI International AB held: 0

Lucas Mees

Born 1944.

Member of the Board since 2008.

Education: Marketing at Unilever in conjunction with Erasmus University in Rotterdam and Ashridge College, UK.

Other important Board engagements: Advisor to the Board of Being There (Netherlands).

During the past five years Lucas Mees has been, but is no longer: Board member of Framfab AB and Nethave (Netherlands) and Young&Rubicam (Netherlands).

Lucas Mees has also had the following positions: President for DDB Worldwide Northern & Central Europe and Chairman for the German group, CEO for DDB Group Netherlands.

Shareholding in LBI International AB: 6,627

Related parties’ shareholding in LBI International AB: 0

Options in LBI International AB held: 0

Katarina G. Bonde

Born 1958.

Member of the Board since 2006.

Education: M.Sc., Royal Institute of Technology, Sweden.

Other important Board engagements: Chairman of the Board of Aptilo Networks AB and Propellerhead Software AB. Board member of eBuilder AB, Orc Software AB, The Sixth AP Fund, Kungliga Operan AB and Ysäter AB.

During the past five years Katarina G. Bonde has been, but is no longer: Chairman of the Board of Netreflector inc. (USA) and Theia AB. Board member of PacketFront AB, Framfab AB, Expensepath Inc. (USA) and the Seattle Opera (USA). Vice Chairman of the Swedish-American Chamber of Commerce.

Katarina G. Bonde has also had the following positions: President of Seraph Capital LCC (USA). CEO of Unisite Software Inc (USA). Managing Director of Captura International Ltd (UK).

Shareholding in LBI International AB: 0

Related parties’ shareholding in LBI International AB: 3,340

Options in LBI International AB held: 0

Michiel Mol

Born 1969.

Member of the Board since 2006 (member of the Board of LB Icon 2002-August 2006).

Education: Master degree in Computer Science and Artificial Intelligence from the University of Leiden, Netherlands.

Other important Board engagements: Board member of ForceIndia F1 team.

During the past five years Michiel Mol has been, but is no longer: -

Michiel Mol has also had the following positions: Managing Director and Co Owner of Spyker F1 Team (Netherlands). Managing Director of Lost Boys B.V. (Netherlands). Creative Director of Media Republic B.V. (Netherlands).

Shareholding in LBI International AB: 0

Related parties’ shareholding in LBI International AB: 16,103,597

Options in LBI International AB held: 0

George W Fink

Born 1947.

Member of the Board since 2009.

Education: Northland College, B.S., Accounting, Harvard, Advanced Management Program for Arthur Young Partners (USA).

Other important Board engagements: Board member of MIRUS Information Technology Services Inc. (USA).

During the past five years George W. Fink has been, but is no longer: Chairman of the Board of MIRUS information Technology Services Inc. (USA).

George W. Fink has also had the following positions: Managing Director of MIRUS Information Technology Services Inc. (USA). Managing Director and COO of Tele Atlas N.V. (Netherlands).

Shareholding in LBI International AB: 0

Related parties’ shareholding in LBI International AB: 0

Options in LBI International AB held: 0

Management

Luke Taylor

Born 1968.

Chief Executive Officer since 2008.

Education: Degree in English Literature from Oxford, UK.

Other important Board engagements: Board member of EPi Server Group AB and a number of LBi’s sub-sidiaries.

During the past five years Luke Taylor has been, but is no longer: CEO of LBi UK. Board member of LBi Aspect Internet Holdings Limited (UK), Aspect Technologies Limited (UK), LB Icon Limited (UK), LBi UK Holding Limited (UK) and Escador Limited (UK).

Luke Taylor has also had the following positions: Member of the Creative Industries Forum with a mandate to advise the UK Government on how to promote and build the UK’s Creative industries. Member of George Osborne’s New Enterprise Council.

Shareholding in LBI International AB: 77,000

Related parties’ shareholding in LBI International AB: 0

Options in LBI International AB held: 1,055,000

Ewen Sturgeon

Born 1966.

Chief Executive Officer of LBi UK since 2008.

Education: Degree in Business from Middlesex University, UK.

Other important Board engagements: Board member of a number of LBi’s subsidiaries.

During the past five years Ewen Sturgeon has been, but is no longer: Board member of Heidi Klien (UK).

Ewen Sturgeon has also had the following positions: Founding shareholder of Econsultancy (UK/USA).

Shareholding in LBI International AB: 0

Related parties’ shareholding in LBI International AB: 0

Options in LBI International AB held: 554,000

Chris Clarke

Born 1975.

Chief Creative Officer since 2008.

Education: Leicester University 1st class honours degree, UK.

Other important Board engagements: -

During the past five years Chris Clarke has been, but is no longer: -

Chris Clarke has also had the following positions: Managing Director and Executive Creative Director of Digitas (UK).

Shareholding in LBI International AB: 0

Related parties’ shareholding in LBI International AB: 0

Options in LBI International AB held: 207,000

Huub Wezenberg

Born 1965.

Chief Financial Officer since 2008.

Education: Graduate in Business Administration and post doc Accountancy at Vrije Universiteit Amsterdam, Netherlands.

Other important Board engagements: Chairman of the Board or Board member of a number of LBi’s subsidiaries.

During the past five years Huub Wezenberg has been, but is no longer: -

Huub Wezenberg has also had the following positions: Group controller of LBI International AB.

Shareholding in LBI International AB: 5,000

Related parties’ shareholding in LBI International AB: 0

Options in LBI International AB held: 475,000 (which entitle to 385,000 shares.

Alan Davies

Born 1975.

Chief Strategy Officer since 2009.

Education: Physics at Durham University and Business at Cambridge University, UK.

Other important Board engagements: Board Member of a number of LBi’s subsidiaries.

During the past five years Alan Davies has been, but is no longer: -

Alan Davies has also had the following positions: Lead strategist at N.C.Co. (UK) Employed at Mars & Co (USA).

Shareholding in LBI International AB: 0

Related parties’ shareholding in LBI International AB: 0

Options in LBI International AB held: 172,500

Thomas Elkan Boisen

Born 1969.

Chief Operating Officer since 2009.

Education: M.Sc. in Corporate Finance from Copenhagen Business School, Denmark.

Other important Board engagements: Board member in a number of LBi’s subsidiaries.

During the past five years Thomas Elkan Boisen has been, but is no longer: Board member of Candi International Ltd. (UK).

Thomas Elkan Boisen has also had the following positions: Chief Financial Officer of LBi UK, Group Commercial Director and Group Controller of Framfab International AB.

Shareholding in LBI International AB: 1,176

Related parties’ shareholding in LBI International AB: 0

Options in LBI International AB held: 270,000

Auditors

At the annual meeting 2007, Öhrlings PricewaterhouseCoopers AB was elected as LBi’s auditor until the annual general meeting 2011.

Hans Jönsson

Öhrling PricewaterhouseCoopers AB

Born 1955.

Certified Public Accountant

Auditor in charge of LBI International AB.

Other auditing assignments include: Addnode AB (publ), Aerocrine AB (publ), Stille AB (publ), TagMaster AB (publ), Venue Rerail Group AB (publ), Bactiguard AB, Arvid Nordquist HAB, KTH Education AB, Telecity Scandinavia AB, Svenska Riskkapitalföreningen and Rochier Advokatbyrå AB.

Shareholding in LBI International AB: 0

Related parties’ shareholding in LBI International AB: 0

Options in LBI International AB held: 0

Member of FAR SRS

Additional information on the current Board of Directors and management LBi

For all persons in LBi’s Board of Directors and Management, the office address is Hamngatan 2, SE-111 47 Stockholm, Sweden.

None of LBi’s board members or management members has any family links to any other board member or management member.

None of LBi’s board members or management members has been convicted in relation to fraudulent offences in the past five years. None of these persons has been involved in any bankruptcy, liquidation or receivership in the last five years. Nor is there any public incrimination and/or sanctions against any of these persons, and none of them has been disqualified by a court from acting as a member on the administrative, management or supervisory bodies of a company or from acting in the management or conduct in the affairs of a company in the past five years.

There are no conflicts of interest between the duties of the board members and management in respect of LBi and their private interests and/or other duties. Neither are there any special agreements between any board member or any member of management and major shareholders, customers, suppliers or other parties under which any board member or member of management has been elected to an administrative, management or control body or appointed to another senior position. No board member or member of management holds securities in LBi of which the disposal is restricted.

Remuneration to the board of directors and management in 2009

(SEK thousand)	Basic salary/ remuneration	Other benefits	Pensions	Other remuneration	Total
Katarina G. Bonde	359	–	–	–	359
Michiel Mol	318	–	–	–	318
Fred Mulder (Chairman)	518	–	–	129	647
Robert pickering	214	–	–	–	214
Luke Taylor (CEO)	4,803	–	–	–	4,803
Lucas Mees	318	–	–	–	318
George W Fink	104	–	–	–	104
Other senior executives (7 persons)	23,655	42	887	–	24,584
Total	30,289	42	887	129	31,347

LEGAL ISSUES AND OTHER ADDITIONAL INFORMATION

Disputes

LBi is not, nor has it been over the past twelve months, involved in any unsettled dispute or arbitration proceedings (including any such proceedings which are pending or threatened of which LBi is aware) which may have, or have had in the recent past significant effects that can be considered to have a material adverse effect on LBi and/or LBi’s business, result or financial position.

Insurance

LBi has insurance policies for its business operations and for claims arising from property damage and personal injury. LBi also has liability insurance for the directors and officers of LBi. Furthermore LBi has a crime insurance and a travel insurance. The Board of Directors of LBi believes that these insurance policies and amounts are standard for the industry in general and where LBi operates. Local insurance requirements include property damage insurance, inventory insurance, business interruption/additional costs insurance and any HR related insurances.

Related party transactions

Related party transactions during 2009

During 2009 the Chairman of the Board of Directors of LBi, Fred Mulder has via his company FM Sud Consulting invoiced LBi an amount of EUR 12,000. Further, LBi Holding N.V. invoiced Futuremakers B.V. an amount of EUR 72,000 for sublease, canteen- and cleaning services. The Board Member Michiel Mol holds 50% of the shares in Futuremakers B.V. LBi Lost Boys B.V. invoiced Xeed B.V. an amount of EUR 31,000 for hosting services. LBi Lost Boys B.V:s managing director Igor Milder holds 50% of the shares in Xeed B.V.

Related party transactions during 2008

In 2008, EUR 300,000 and USD 3,600,000 was paid to director Robert Pickering for consultancy services in connection with the acquisition and integration of OX2 Sprl, Netrank Ltd and LBi Media, LLC (Special Ops Media).

Related party transactions during 2007

LBi Lost Boys B.V. provided consulting services for Media Republic, of which Michiel Mol is a shareholder. The agreement for services between LBi Lost Boys B.V. and Media Republic is on the same terms as for other Lost Boys clients. Excluding VAT, income from Media Republic totalled EUR 128,000 in 2007.

In 2007, EUR 70,000 was paid to former Chairman of the Board of Directors Sven Skarendahl for consulting services in connection with the merger between Framfab AB and LB Icon AB.

Credit agreement with Danske Bank

On March 31, 2010, LBi entered into a EUR 55,863,925 multicurrency term loan and revolving credit facility agreement with Danske Bank A/S, Denmark, Sverige Filial (“Danske Bank”). The agreement was entered into to replace LBi’s previous credit facility with Danske Bank to provide financing for LBi’s ongoing operations. The new facility has the following four tranches: Tranche A of EUR 30 million with scheduled amortisations for the purpose to finance several acquisitions made by LBi; Tranche B of EUR 10 million overdraft facility for general corporate purposes which will terminate on March 31, 2011 and which will be increased to EUR 15 million upon execution of the Merger Deed by Dutch civil law notary; Tranche C of USD 22.5 million with scheduled amortisations for the purpose of financing the acquisition of Special Ops Media; and Tranche D of EUR 5.2 million guarantee facility for the purpose of guaranteeing the deferred payments in relation to the acquisition of TRIPLE A/S. Tranches A, C and D are already fully utilised. As of March 31, 2010, the undrawn amount under the revolving facility amounted to EUR 4, 500,000.

The credit facility agreement contains customary financial covenants and negative covenants, including restrictions and limitations on further borrowing, shares pledges in respect of significant subsidiaries and business mortgages, change of control, significant changes in operations and disposals of assets. The Merger is a permitted change of control under the credit facility agreement. Following the Merger, all rights and obligations under the credit facility agreement will be assumed by New LBi.

The credit facility agreement provides for an obligation for LBi to repay of any borrowing upon the occurrence of certain customary events of default.

Under the credit facility agreement LBi has pledged shares in relevant subsidiaries as well as business mortgage certificates in two group companies to Danske Bank as security for its obligations under the credit facility agreement.

Following the Merger, LBi has undertaken to pledge shares in relevant companies within the BMM group to Danske Bank as security for it obligations under the credit facility agreement.

Acquisition of TRIPLE

On February 22, 2010 LBi announced its acquisition of TRIPLE A/S in Copenhagen (“TRIPLE”), one of the most successful and experienced digital agencies and teams in Denmark. In 2009 TRIPLE had a turnover of approximately EUR 3.6 million with an EBITDA margin of about 30%.

The new management team, consisting of CEO Bettina Sherain and COO Jonas Bechlund (both co-founders of TRIPLE), will take care of the day to day operations in Copenhagen. The future Danish office will house +70 digital natives with extensive expertise in all aspects of the digital landscape.

The fixed payment amounted to EUR 5.25 million. Half the amount will be paid in April 2010, and the other half in April 2011. The acquisition was paid in cash with funds generated from the operating cash flow. The total purchase price will be determined on an earn-out arrangement based on TRIPLE’s profitability the coming three years, which could lead to an additional payment of maximum EUR 5.25 million.

LBi expects this acquisition to be EBITDA and earnings accretive with immediate effect.

DUTCH SECURITIES LAWS IN BRIEF

Notification of holdings of voting rights and capital interest

Pursuant to the Financial Supervision Act, upon New LBi becoming a listed company, each shareholder who holds a substantial holding in New LBi should forthwith notify the AFM of such substantial holding.

Furthermore, any person who, directly or indirectly, acquires or disposes of an interest in the share capital or voting rights must without delay give notice to the AFM, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person, directly or indirectly, reaches, exceeds or falls below the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

New LBi is required to notify the AFM without delay of any changes in its share capital if its share capital has changed by 1% or more compared to the previous disclosure in respect of its share capital. New LBi is also required to notify the AFM without delay of any changes in the voting rights, insofar as it has not already been notified at the same time as a related change in its share capital. Changes in its share capital and voting rights of less than 1% must also be notified; these changes can be notified at any time but at the latest within eight days after the end of each calendar quarter. The AFM will publish such notifications in a public register. If, as a result of such change, a person’s direct or indirect interest in the share capital or voting rights passively reaches, exceeds or falls below the above-mentioned thresholds, the person in question must give notice to the AFM no later than the fourth trading day after the AFM has published the change in the share capital and/or voting rights in the public register.

In addition, annually within four weeks after the end of the calendar year, every holder of 5% or more of the shares or voting rights whose interest has changed in the period after his most recent notification to the AFM, which change relates to the composition of the notification as a result of certain acts (e.g., the exchange of shares (an actual interest) for depositary receipts for shares (which is a potential interest) or the exercise of a right to acquire shares (pursuant to which the potential interest becomes an actual interest) must notify the AFM of such changes.

A person is deemed to hold the interest in the share capital or voting rights that is held by its controlled undertakings as defined in the Financial Supervision Act. The controlled undertaking does not have a duty to notify the AFM because the interest is attributed to the undertaking in control, which as a result has to notify the interest as an indirect interest. Any person, including an individual, may qualify as an undertaking in control for the purposes of the Financial Supervision Act. A person who has a 5% or larger interest in the share cap-ital or voting rights and who ceases to be a controlled undertaking for purposes of the Financial Supervision Act must without delay notify the AFM. As of that moment, all notification obligations under the Financial Supervision Act will become applicable to the former controlled undertaking.

For the purpose of calculating the percentage of capital interest or voting rights, amongst others, the following interests must be taken into account: (i) shares or depositary receipts for shares or voting rights directly held (or acquired or disposed of) by any person, (ii) shares or depositary receipts for shares or voting rights held (or acquired or disposed of) by such person’s controlled undertakings or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) shares or depositary receipts for shares or voting rights which such person, or any controlled undertaking or third party referred to above, may acquire pursuant to any option or other right held by such person (including, but not limited to, on the basis of convertible bonds). As a consequence, the notification should indicate whether the interest is held directly or indirectly, and whether the interest is an actual or a potential interest.

A holder of a pledge or right of usufruct in respect of shares or depositary receipts for shares can also be subject to the reporting obligations of the Financial Supervision Act, if such person has, or can acquire, the right to vote on the shares or, in the case of depositary receipts for shares, the underlying shares. If a pledgee or usufructuary acquires the voting rights on the shares or depositary receipts for shares, this may trigger a corresponding reporting obligation for the holder of the shares or depositary receipts for shares. Special rules apply with respect to the attribution of shares or depositary receipts for shares or voting rights which are part of the property of a partnership or other com-munity of property.

The Financial Supervision Act contains detailed rules that set out how its requirements apply to certain categories of holders, including but not limited to (managers of) investment funds, investment managers, custodians, market makers, clearing and settlement institutions, brokers and credit institutions.

The notifications referred to in this paragraph should be made in writing by means of a standard form or electronically through the notification system of the AFM.

It is envisaged that the threshold for shareholders will be amended from 5% to 3% pursuant to a draft bill on the amendment of the Financial Supervision Act. In addition, on the basis of this draft bill, New LBi would be obliged to publish its strategy on its website. In connection therewith, shareholders with a capital interest of 3% or more will have to disclose whether they have any objections against the published strategy.

There is another draft bill, also amending the Financial Supervision Act, which includes an extension of the notification obligations in respect of substantial holdings on the basis of economic long positions. Pursuant to the proposal the notification obligations would be extended to voting rights and capital holdings in financial instruments of which the value depends on the increase in value of the shares or dividend rights and which will be settled other than in those shares. On the basis of this proposal, (legal) persons which/who hold certain financial instruments such as contracts for differences and total return equity swaps should notify their interest as of 3%.

It is unclear if and when the above described proposed legislation will become effective.

Market abuse regime

The rules on preventing market abuse set out in the Financial Supervision Act are applicable to New LBi, the members of the Management Board and the Supervisory Board, other insiders and persons performing or conducting transactions in the securities of New LBi. Certain important market abuse rules set out in the Financial Supervision Act that are relevant for investors are described hereunder.

New LBi is required to make inside information public. Inside information is information that is specific and pertains directly or indirectly to New LBi or the shares or the trading thereof: (a) which information has not been made public and (b) where disclosure of such information could have a significant effect on the price of the shares or derivatives of the shares. New LBi must also provide the AFM with this inside information at the time of publication. Furthermore, New LBi must without delay publish the inside information on the website of New LBi and keep it available on the website of New LBi for at least one year.

It is prohibited for any person to make use of inside information within or from the Netherlands or a non-European Union member state by conducting or effecting a transaction in the shares of New LBi. In addition, it is prohibited for any person to pass on inside information to a third party or to recommend or induce, on the basis of inside information, any person to conduct a transaction. Furthermore, it is prohibited for any person to manipulate the market, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of the securities.

Insiders within the meaning of the Financial Supervision Act are obliged to notify the AFM when they carry out or cause to be carried out, for their own account, a transaction in the shares or in securities the value of which is at least in part determined by the value of the shares. Insiders within the meaning of the Financial Supervision Act in this respect are: (i) members of the Management Board and the Supervisory Board, (ii) other persons who have a managerial position and in that capacity are authorised to make decisions which have consequences for future development and business prospects and who, on a regular basis, can have access to inside information relating, directly or indirectly, to New LBi, and (iii) certain persons closely associated with the persons mentioned under (i) and (ii) designated by the Dutch Market Abuse Decree (Besluit marktmisbruik Wft).

This notification must be made no later than the fifth trading day after the transaction date by means of a standard form or electronically through the notification system of the AFM. This notification obligation does not apply to transactions based on a discretionary management agreement as described in Section 8 of the Dutch Market Abuse Decree. Under certain circumstances, the notification may be delayed until the date on which the value of the transactions amounts to EUR 5,000 or more in the calendar year in question.

Obligations of shareholders to make a public offer

The European Directive on Takeover Bids (2004/25/EC) has been implemented in Dutch legislation in the Financial Supervision Act. Pursuant to the Financial Supervision Act, a shareholder who acquires 30% of the voting rights of New LBi has the obligation to launch a public offer for all the shares. The legislation also applies to persons acting in concert who jointly acquire 30% of the voting rights.

Squeeze out procedures

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for his own account contributes at least 95% of New LBi’s issued capital may institute proceedings against the other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise

Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary upon advice of one or three experts. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to him, he shall also publish the same in a newspaper with a national circulation.

The offeror under a public offer is also entitled to start a squeeze out procedure, within three months after the public offer, if following the public offer he holds at least 95% of the class of shares subject to the public offer and represents at least 95% of the total voting rights attached to these shares. A mandatory offer price is in principle deemed to be a reasonable price, which has to be accepted by minority shareholders. In the event of a voluntary public offer, the offered price is considered reasonable if at least 90% of the shares that were subject to the public offer have been acquired.

The same legislation also entitles each remaining minority shareholder to demand a squeeze out if the offeror has acquired at least 95% of the class of shares held by him, representing at least 95% of the total voting rights in that class. This procedure must be initiated with the Enterprise Chamber within three months after the end of the period for tendering shares in the public offer. With regard to price, the same procedure as for squeeze out proceedings initiated by the offeror applies.

TAX ISSUES IN THE NETHERLANDS

The following is a general summary and the tax consequences as described here may not apply to a Holder of shares in LBi or New LBi. Any potential investor should consult his tax adviser for more information about the tax consequences of acquiring, owning and disposing of shares in LBi or New LBi in his particular circumstances.

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of shares, including the disposal of shares in connection with the Merger. It does not consider every aspect of taxation that may be relevant to a particular Holder of shares in LBi or New LBi under special circumstances or who is subject to special treatment under applicable law. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. This summary also assumes that LBi and New LBi are organised, and that their business will be conducted, in the manner outlined in this document. A change to such organisational structure or to the manner in which their business is conducted may invalidate the contents of this summary, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this document. The law upon which this summary is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

Where in this Dutch taxation paragraph reference is made to a “Holder of shares”, that concept includes, without limitation,

1.	an owner of one or more shares who in addition to the title to such shares, has an economic interest in such shares;

2.	a person who or an entity that holds the entire economic interest in one or more shares;

3.	a person who or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more shares, within the meaning of 1. or 2. above; or

4.	a person who is deemed to hold an interest in shares, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in a trust or a foundation.

I	Holders of shares in LBi / Dutch taxes in connection with the implementation of the Merger

Resident Holders of shares in LBi

General

The summary set out in this section “Dutch taxes in connection with the implementation of the Merger” applies only to a Holder of shares in LBi who is a “Dutch Individual” or a “Dutch Corporate Entity”.

For purposes of this section a Holder of shares is a “Dutch Individual” if it satisfies the following tests:

a.	he is an individual;

b.	he is resident, or deemed to be resident, in the Netherlands for Dutch income tax purposes, or he has elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

c.	his shares in LBi and any benefits derived or deemed to be derived from there have no connection with his past, present or future employment, if any; and

d.	his shares in LBi do not form part of a substantial interest (aanmerkelijk belang) or a deemed substantial interest in LBi within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Generally, if a person holds shares in LBi, such shares in LBi form part of a substantial interest, or a deemed substantial interest, in LBi if any one or more of the following circumstances is present:

1.	A person – either alone or, in the case of an individual, together with his partner (partner), if any – owns, or pursuant to article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) is deemed to own, directly or indirectly, either a number of shares in LBi representing five per cent. or more of LBi’s total issued and outstanding capital (or the issued and outstanding capital of any class of LBi’s shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing five per cent. or more of LBi’s total issued and outstanding capital (or the issued and outstanding capital of any class of LBi’s shares), or profit participating certificates (winstbewijzen) relating to five per cent. or more of LBi’s annual profit or to five per cent. or more of LBi’s liquidation proceeds.

2.	A person’s shares, profit participating certificates or rights to acquire shares or profit participating certificates in LBi have been acquired by him or are deemed to have been acquired by him under a non-recognition provision.

3.	A person’s partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or any of those of his partner has a substantial interest (as described under 1. and 2. above) in LBi.

If a person is entitled to the benefits from shares or profit participating certificates (for instance if the person is a holder of a right of usufruct) such person is deemed to be a Holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or profit participating certificate, as the case may be.

If a Holder of shares is an individual who satisfies test b., but does not satisfy test c. and/or test d., his Dutch income tax position is not discussed in this document. If a Holder of shares is an individual who does not satisfy test b., please refer to the section “Dutch taxes in connection with the implementation of the Merger – Non-resident Holders of shares in LBi”.

For the purposes of this section a Holder of shares is a “Dutch Corporate Entity” if it satisfies the following tests:

i.	it is a corporate entity (lichaam), including an association that is taxable as a corporate entity, that is subject to Dutch corporation tax in respect of benefits derived from its shares in LBi;

ii.	it is resident, or deemed to be resident, in the Netherlands for Dutch corporation tax purposes;

iii.	it is not an entity that, although in principle subject to Dutch corporation tax, is, in whole or in part, specifically exempt from that tax; and

iv.	it is not an investment institution (beleggingsinstelling) as defined in article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

If a Holder of shares is not an individual and if it does not satisfy any one or more of these tests, with the exception of test ii., its Dutch corporation tax position is not discussed in this document. If a Holder of shares is not an individual that does not satisfy test ii., please refer to the section “Dutch taxes in connection with the implementation of the Merger – Non-resident Holders of shares in LBi”.

Dutch Individuals deriving profits or deemed to be deriving profits from an enterprise

If a Dutch Individual derives or is deemed to derive any benefits from his shares in LBi, including any capital gains realised on the disposal of such shares in LBi, that are attributable to an enterprise from which such Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, such benefits are generally subject to Dutch income tax at progressive rates. The Merger will result in a disposal of the shares in LBi held by a Dutch Individual and recognition of taxable gain or loss on those shares in LBi, unless such Dutch Individual opts for application of the roll-over facility as laid down in article 3.57, paragraph 2 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Dutch Individuals deriving benefits from miscellaneous activities

If a Dutch Individual derives or is deemed to derive any benefits from his shares in LBi, including any gain realised on the disposal of such shares in LBi, that constitute benefits from miscellaneous activities (resultaat uit overige werkzaamheden), such benefits are generally subject to Dutch income tax at progressive rates. The Merger will result in a disposal of the shares in LBi held by a Dutch Individual and recognition of taxable gain or loss on those shares in LBi, unless such Dutch Individual opts for application of the roll-over facility as laid down in article 3.57, paragraph 2 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

A Dutch Individual may, inter alia, derive, or be deemed to derive, benefits from shares in LBi that are taxable as benefits from miscellaneous activities in the following circumstances:

a.	if his investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

b.	if any benefits to be derived from his shares in LBi, whether held directly or indirectly, are intended, in whole or in part, as remuneration for activities performed by him or by a person who is a connected person to him as meant by article 3.92b, paragraph 5, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Other Dutch Individuals

If a Holder of shares is a Dutch Individual whose situation has not been discussed before in this section “Dutch taxes in connection with the implementation of the Merger – Resident Holders of shares in LBi”, benefits from his shares in LBi are taxed annually as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be 4 per cent. per annum of the average of his “yield basis” (rendementsgrondslag) at the beginning and at the end of the year, to the extent that such average exceeds the “exempt net asset amount” (heffingvrij vermogen) for the relevant year. The benefit is taxed at the rate of 30 per cent. The value of his shares in LBi forms part of his yield basis. Actual benefits derived from his shares in LBi, including any gain realised on the disposal of such shares in LBi in connection with the Merger, are not as such subject to Dutch income tax.

Dutch Corporate Entities

Any benefits derived or deemed to be derived by a Dutch Corporate Entity from shares in LBi, including any gain realised on the disposal thereof, are generally subject to Dutch corporation tax, except to the extent that the benefits are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de Vennootschapsbelasting 1969). The Merger will result in a disposal of the shares in LBi held by a Dutch Corporate Entity and recognition of taxable gain or loss on those shares in LBi, unless such Dutch Corporate Entity opts for application of the roll-over facility as laid down in article 8 Dutch Corporation Tax Act 1969 (Wet op de Vennootschapsbelasting 1969) in conjunction with article 3.57, paragraph 2 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Non-resident Holders of shares in LBi

General

The summary set out in this section “Dutch taxes in connection with the implementation of the Merger – Non-resident Holders of shares in LBi” applies only to a Holder of shares in LBi who is a Non-resident Holder of shares in LBi.

For the purposes of this section, a Holder of shares is a “Non-resident Holder of shares in LBi” if it satisfies the following tests:

a.	it is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if he is an individual, he has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

b.	its shares in LBi and any benefits derived or deemed to be derived from such shares in LBi have no connection with his past, present or future employment or membership of a management board (bestuurder) or a supervisory board (commissaris);

c.	its shares in LBi do not form part of a substantial interest or a deemed substantial interest in LBi within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), unless such interest forms part of the assets of an enterprise; and

d.	if it is not an individual, no part of the benefits derived from its shares in LBi is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

See the section “Dutch taxes in connection with the implementation of the Merger – Resident Holders of shares in LBi” for a description of the circumstances under which shares in LBi form part of a substantial interest or a deemed substantial interest in LBi.

If a Holder of shares satisfies test a., but does not satisfy any one or more of tests b., c., and d., his Dutch income tax position or corporation tax position, as the case may be, is not discussed in this document.

A Non-resident Holder of shares in LBi will not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived or deemed to be derived from shares in LBi, including any capital gain realised on the disposal for Dutch tax purposes of the shares in LBi in connection with the Merger, except if

1.	(i) it derives profits from an enterprise, as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if he is an individual, or other than as a holder of securities, if it is not an individual and (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and (iii) its shares in LBi are attributable to such enterprise; or

2.	he is an individual and he derives benefits from shares in LBi that are taxable as benefits from miscellaneous activities in the Netherlands.

See the section “Dutch taxes in connection with the implementation of the Merger – Resident Holders of shares in LBi” for a description of the circumstances under which the benefits derived from shares in LBi may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Dividend withholding tax in connection with the imp-lementation of the Merger

The Merger will not be subject to Dutch dividend withholding tax.

Other taxes and duties in connection with the implementation of the Merger

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by a Holder of shares in LBi in connection with Merger.

II	Holders of shares in New LBi / Dutch taxes after implementation of the Merger

Resident Holders of shares in New LBi

General

The summary set out in this section “Dutch taxes after implementation of the Merger—Resident Holders of shares in New LBi” applies only to a Holder of shares in New LBi who is a “Dutch Individual” or a “Dutch Corporate Entity”.

For the purposes of this section a Holder of shares is a “Dutch Individual” if it satisfies the following tests:

a.	he is an individual;

b.	he is resident, or deemed to be resident, in the Netherlands for Dutch income tax purposes, or he has elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

c.	his shares in New LBi and any benefits derived or deemed to be derived from there have no connection with his past, present or future employment, if any; and

d.	his shares in New LBi do not form part of a substantial interest (aanmerkelijk belang) or a deemed substantial interest in New LBi within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Generally, if a person holds shares in New LBi such shares in New LBi form part of a substantial interest, or a deemed substantial interest in New LBi if any one or more of the following circumstances is present:

1.	A person – either alone or, in the case of an individual, together with his partner (partner), if any – owns, or pursuant to article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) is deemed to own, directly or indirectly, either a number of shares in New LBi representing five per cent. or more of New LBi’s total issued and outstanding capital (or the issued and outstanding capital of any class of New LBi’s shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing five per cent. or more of New LBi’s total issued and outstanding capital (or the issued and outstanding capital of any class of New LBi’s shares), or profit participating certificates (winstbewijzen) relating to five per cent. or more of New LBi’s annual profit or to five per cent. or more of New LBi’s liquidation proceeds.

2.	A person’s shares, profit participating certificates or rights to acquire shares or profit participating certificates in New LBi have been acquired by him or are deemed to have been acquired by him under a non-recognition provision.

3.	A person’s partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or any of those of his partner has a substantial interest (as described under 1. and 2. above) in New LBi.

If a person is entitled to the benefits from shares or profit participating certificates (for instance if the person is a holder of a right of usufruct), the person is deemed to be a Holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or profit participating certificate, as the case may be.

If a Holder of shares is an individual who satisfies test b., but does not satisfy test c. and/or test d., his Dutch income tax position is not discussed in this document. If a Holder of shares is an individual who does not satisfy test b., please refer to the section “Dutch taxes after implementation of the Merger – Non-resident Holders of shares in New LBi”.

For the purposes of this section a Holder of shares is a “Dutch Corporate Entity” if it satisfies the following tests:

i.	it is a corporate entity (lichaam), including an association that is taxable as a corporate entity, that is subject to Dutch corporation tax in respect of benefits derived from its shares in New LBi;

ii.	it is resident, or deemed to be resident, in the Netherlands for Dutch corporation tax purposes;

iii.	it is not an entity that, although in principle subject to Dutch corporation tax, is, in whole or in part, specifically exempt from that tax; and

iv.	it is not an investment institution (beleggingsinstelling) as defined in article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

If a Holder of shares is not an individual and if it does not satisfy any one or more of these tests, with the exception of test ii., its Dutch corporation tax position is not discussed in this document. If a Holder of shares is not an individual that does not satisfy test ii., please refer to the section “Dutch taxes after implementation of the Merger – Non-resident Holders of shares in New LBi”.

Dutch Individuals deriving profits or deemed to be deriving profits from an enterprise

If a Dutch Individual derives or is deemed to derive any benefits from his shares in New

LBi, including any capital gain realised on the disposal of such shares in New LBi, that are attributable to an enterprise from which such Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, such benefits are generally subject to Dutch income tax at progressive rates.

Dutch Individuals deriving benefits from miscellaneous activities

If a Dutch Individual derives or is deemed to derive any benefits from his shares in New LBi, including any gain realised on the disposal of such shares in New LBi, that constitute benefits from miscellaneous activities (resultaat uit overige werkzaamheden), such benefits are generally subject to Dutch income tax at progressive rates.

A Dutch Individual may, inter alia, derive, or be deemed to derive, benefits from shares in New LBi that are taxable as benefits from miscellaneous activities in the following circumstances:

a.	if his investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

b.	if any benefits to be derived from his shares in New LBi, whether held directly or indirectly, are intended, in whole or in part, as remuneration for activities performed by him or by a person who is a connected person to him as meant by article 3.92b, paragraph 5, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Other Dutch Individuals

If a Holder of shares is a Dutch Individual whose situation has not been discussed before in this section “Dutch taxes after implementation of the Merger – Resident Holders of shares in New LBi”, benefits from his shares in New LBi are taxed annually as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be 4 per cent. per annum of the average of his “yield basis” (rendementsgrondslag) at the beginning and at the end of the year, to the extent that such average exceeds the “exempt net asset amount” (heffingvrij vermogen) for the relevant year. The benefit is taxed at the rate of 30 per cent. The value of his shares in New LBi forms part of his yield basis. Actual benefits derived from his shares in New LBi, including any gain realised on the disposal of such shares in New LBi, are not as such subject to Dutch income tax.

Dutch Corporate Entities

Any benefits derived or deemed to be derived by a Dutch Corporate Entity from shares in New LBi, including any gain realised on the disposal thereof, are generally subject to Dutch corporation tax, except to the extent that the benefits are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de Vennootschapsbelasting 1969).

Non-resident Holders of shares in New LBi

The summary set out in this section “Dutch taxes after implementation of the Merger – Non-resident Holders of shares in New LBi” applies only to a Holder of shares in New LBi who is a Non-resident Holder of shares in New LBi.

For the purposes of this section, a Holder of shares is a “Non-resident Holder of shares in New LBi” if he satisfies the following tests:

a.	it is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if he is an individual, he has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

b.	its shares in New LBi and any benefits derived or deemed to be derived from such shares in New LBi have no connection with his past, present or future employment or membership of a management board (bestuurder) or a supervisory board (commissaris);

c.	its shares in New LBi do not form part of a substantial interest or a deemed substantial interest in New LBi within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), unless such interest forms part of the assets of an enterprise; and

d.	if it is not an individual, no part of the benefits derived from its shares in New LBi is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

See the section “Dutch taxes after implementation of the Merger – Resident Holders of shares in New LBi” for a description of the circumstances under which shares in New LBi form part of a substantial interest or a deemed substantial interest in New LBi.

If a Holder of shares satisfies test a., but does not satisfy any one or more of tests b., c., and d., his Dutch income tax position or corporation tax position, as the case may be, is not discussed in this document.

A Non-resident Holder of shares in New LBi will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived from shares in New LBi, including any capital gain realised on the disposal thereof, except if

1.	(i) it derives profits from an enterprise, as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if he is an individual, or other than as a holder of securities, if it is not an individual and (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and (iii) its shares in New LBi are attributable to such enterprise; or

2.	he is an individual and he derives benefits from shares in New LBi that are taxable as benefits from miscellaneous activities in the Netherlands.

See the section “Dutch taxes after implementation of the Merger – Resident Holders of shares in New LBi” for a description of the circumstances under which the benefits derived from shares in New LBi may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Dividend withholding tax after implementation of the Merger

General

New LBi is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by New LBi.

The concept “dividends distributed by New LBi” as used in this section “Tax issues in the Netherlands” includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognised as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of shares in excess of the average capital recognised as paid-in for Dutch dividend withholding tax purposes;

•

the par value of shares issued by New LBi to a Holder of shares in New LBi or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognised for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognised as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of New LBi’s shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to New LBi’s Articles of Association.

Dutch Individuals and Dutch Corporate Entities

A Dutch Individual, other than an individual who is not resident or deemed to be resident in the Netherlands, but who has elected to be treated as a resident of the Netherlands for Dutch income tax purposes, or a Dutch Corporate Entity, can generally credit Dutch dividend withholding tax against his Dutch income tax or its Dutch corporation tax liability, as applicable, and is generally entitled to a refund in the form of a negative assessment of Dutch income tax or Dutch corporation tax, as applicable, insofar as such dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds his aggregate Dutch income tax or its aggregate Dutch corporation tax liability, as applicable, provided that, in the case of a Dutch Corporate Entity, (i) the dividends distributed by New LBi in respect of which such dividend withholding tax is withheld are included in its taxable profits and (ii) the Dutch Corporate Entity has timely and duly filed a corporation tax return. In the case of a Dutch Corporate Entity for which dividends distributed by New LBi are not included in its taxable profits, the dividend withholding tax withheld thereon is refunded upon a timely and duly filed request.

Pursuant to domestic rules to avoid dividend stripping, Dutch dividend withholding tax will only be creditable by or refundable to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by New LBi. A Holder of shares who receives proceeds from his shares in New LBi, shall not be recognised as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, reduction or refund of, or credit for, dividend withholding tax, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in shares in New LBi or similar instruments, comparable to its interest in shares in New LBi prior to the time the composite transaction was first initiated.

An individual who is not resident or deemed to be resident in the Netherlands, but who has elected to be treated as a resident of the Netherlands for Dutch income tax purposes, may be eligible for relief from Dutch dividend withholding tax on the same conditions as an individual who is a Non-resident Holder of shares in New LBi, as discussed below.

See the section “Dividend withholding tax after implementation of the Merger – General” for a description of the concept “dividends distributed by New LBi”.

See the section “Dutch taxes after implementation of the Merger – Resident Holders of shares in New LBi” for a description of the terms Dutch Individual and Dutch Corporate Entity.

Non-resident Holders of shares in New LBi

If a Non-resident Holder of shares in New LBi is resident in the Netherlands Antilles or Aruba or in a country that has concluded a double taxation treaty with the Netherlands, it may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of dividends distributed by New LBi. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk).

In addition, a Non-resident Holder of shares in New LBi that is not an individual is entitled to an exemption from dividend withholding tax, provided that the following tests are satisfied:

1.	it is, according to the tax law of a Member State of the European Union or a state designated by ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and it is not transparent for tax purposes according to the tax law of such state;

2.	any one or more of the following threshold conditions are satisfied:

a.	at the time the dividend is distributed by New LBi, it holds shares representing at least five per cent. of New LBi’s nominal paid up capital; or

b.	it has held shares representing at least five per cent. of New LBi’s nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by New LBi, provided that such period ended after 31 December 2006; or

c.	it is connected with New LBi within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de Vennootschapsbelasting 1969); or

d.	an entity connected with it within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de Vennootschapsbelasting 1969) holds at the time the dividend is distributed by New LBi, shares representing at least five per cent. of New LBi’s nominal paid up capital;

3.	it is not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are a party to the Agreement regarding the European Economic Area, under the terms of a double taxation treaty concluded with a third State; and

4.	it does not perform a similar function as an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de Vennootschapsbelasting 1969).

The exemption from dividend withholding tax is not available to a Non-resident Holder of shares in New LBi that, pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and its country of residence, would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from dividend withholding tax will only be available to the beneficial owner of dividends distributed by New LBi. If a Non-resident Holder of shares in New LBi is resident in a Member State of the European Union with which the Netherlands has concluded a double taxation treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the test under 2.a. above is also satisfied if such holder owns five per cent of the voting rights in New LBi.

See the section “Dividend withholding tax after implementation of the Merger – Dutch Individuals and Dutch Corporate Entities” for a description of the term beneficial owner.

See the section “Dividend withholding tax after implementation of the Merger – General” for a description of the concept “dividends distributed by New LBi”.

See the section “Dutch taxes after implementation of the Merger – Non-resident Holders of shares in New LBi” for a description of the term Non-resident Holder of shares in New LBi.

Gift and inheritance taxes after implementation of the Merger

If a Holder of shares disposes of shares in New LBi by way of gift, in form or in substance, or if he dies, no Dutch gift tax or Dutch inheritance tax, as applicable, will be due, unless:

i.	the donor is, or the deceased was, resident or deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or

ii.	the donor made a gift of shares in New LBi, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days of the date of the gift.

Other taxes and duties after implementation of the Merger

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by a Holder of shares in New LBi respect of or in connection with (i) the subscription, issue, placement, allotment, delivery of shares in New LBi, (ii) the delivery and/or enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of shares in New LBi or the performance by New LBi of New LBi’s obligations under such documents, or (iii) the transfer of shares in New LBi.

TAX ISSUES IN SWEDEN

The following is a summary of certain Swedish tax issues that may arise for shareholders in LBi as a consequence of the Merger. The summary is based on Swedish tax legislation as currently in effect and is intended only as general information for shareholders who are resident in Sweden for tax purposes, unless otherwise indicated. The description does not deal comprehensively with all tax consequences that may occur in this context. For instance, it does not cover the specific rules that in certain cases apply to holdings of shares acquired by virtue of shares in a “closely held company” (Sw. fåmansföretag). Also, the summary does not deal with the rules that in certain cases apply in the corporate sector with respect to tax exempt capital gains and dividends on shares “held for business purposes” (Sw. näringsbetingade andelar). Nor does this description deal with the rules that apply where shares are held by a partnership or held as current assets in a business operation. Special tax consequences that are not described below may also apply for certain categories of taxpayers, including investment companies and mutual funds. Each shareholder is recommended to consult a tax advisor for information with respect to the tax consequences that may arise from the Merger based on the shareholder’s specific circumstances, including the applicability and effect of foreign tax legislation, provisions in tax treaties for the avoidance of double taxation and other rules which may be applicable.

Tax consequences of the merger

Individuals

The shares in LBi are considered to be divested when LBi is dissolved through the Merger. According to the rules on roll-over relief, no taxable capital gain or deductible capital loss will arise upon the disposal for individuals who are resident or permanently live in Sweden. The tax basis for the shares in LBi will instead automatically be rolled-over to the New LBi shares received as merger consideration.

It could be noted that the exchange of shares does not need to be reported in the tax return. However, a disposal of shares in New LBi gives rise to capital gains taxation which must be reported in the tax return, see “Taxation upon disposal of shares in New LBi” below.

It should be noted that if an individual ceases to be fiscally resident or permanently lives within the European Economic Area (EEA) and the rules on roll-over relief have been applied, the “deferred” capital gain assignable to the share exchange normally becomes taxable.

Legal entities

The shares in LBi are considered to be divested when LBi is dissolved through the Merger. However, legal entities can request deferred capital gains taxation.

Legal entities that wish to defer the tax on the capital gain have to declare the capital gain in their tax returns and formally request a tax deferral. A capital gain or a capital loss should be computed in accordance with the principles described under “Taxation upon disposal of shares in New LBi – General information”. New LBi intends to request recommendations from the Swedish Tax Agency regarding the fair market value of the shares in New LBi at the time of disposal once the Merger has been registered. Information regarding the value will be provided on New LBi’s website or in another way that New LBi finds appropriate. If a deferral is granted, the capital gain will be determined by the Swedish Tax Agency in the form of a “deferred tax amount” (Sw: uppskovsbelopp). The deferred tax amount will be allocated equally to all the shares in New LBi received as merger consideration.

If a deferral is granted, the deferred tax amount will normally be taxed at the latest when the shares in New LBi cease to exist or are transferred to a new owner, unless the shares are transferred to a new owner due to a subsequent share exchange that qualifies for deferred capital gains taxation. The deferred tax amount will also become taxable at the request of the shareholder.

Taxation upon disposal of shares in New LBi

General information

Capital gains taxation will arise when an individual or a legal entity disposes of shares in New LBi received as merger consideration.

If a shareholder that receives New LBi shares through the Merger claims deferred capital gains taxation or the rules on roll-over-relief are applied, a special rule will apply if such a shareholder already holds shares in Obtineo or acquires additional shares in New LBi after the Merger. According to the special rule, subsequent disposals of shares in New LBi will be deemed to occur in the following order:

1.	shares in Obtineo acquired prior to the Merger;

2.	shares in New LBi received through the Merger; and

3.	shares in New LBi acquired after the Merger.

The capital gain or capital loss is calculated as the difference between the sales proceeds, after deduction for sales expenses, and the tax basis.

The tax basis is determined according to the “average method”. This means that the tax basis for all shares of the same type and class are added together and determined collectively, with respect to changes to the holding. For listed shares, such as the shares in New LBi, the tax basis may, as an alternative, be determined as 20 per cent. of the net sale revenue under the “standard rule”.

In principle, if a shareholder is considered a resident of Sweden for purposes of the treaty for the avoidance of double taxation concluded between Sweden and the Netherlands, such shareholder will generally not be subject to Dutch taxes on capital gains realised on the disposal of shares, except, possibly, if such shareholder carries on an enterprise through a permanent establishment in the Netherlands and the shares in New LBi are attributable to such enterprise, if the shareholder is an individual and the shareholding represents a “substantial interest” (Du: aanmerkelijk belang), if the shares are connected to an employment, if the shares are connected to a membership of a management board or a supervisory board and/or if the holding of shares is considered as “miscellaneous activities” (Du: overige werkzaamheden) for Dutch tax purposes. For details on the Dutch tax treatment, please refer to the section “Tax issues in the Netherlands – Holders of shares in New LBi / Dutch taxes after implementation of the Merger – Non-resident Holders of shares”.

Individuals

A capital gain on listed shares is normally taxed as income from capital at a rate of 30 per cent.

As a main rule, 70 per cent. of a capital loss is deductible against any other taxable income from capital. Capital losses on listed receivables and listed shares in mutual funds containing only Swedish receivables are fully deductible in the income from capital category.1

Moreover, capital losses on listed shares and listed securities taxed in the same manner as shares (except for listed shares in mutual funds containing only Swedish receivables) are, however, fully deductible against taxable capital gains on such assets or on non-listed shares in Swedish limited liability companies and foreign legal entities.

Only five sixths of capital losses on non-listed shares in Swedish limited liability companies and foreign legal entities are deductible. If capital losses pertain to both listed and non-listed shares, the losses pertaining to the listed shares are deductible prior to the losses on the non-listed shares. 70 per cent. of any excess amount is deductible according to the main rule or five sixths of 70 per cent. is deductible if the capital loss relates to non-listed shares.

If a deficit arises in the income from capital category, a reduction of the tax on income from employment and from business operations, as well as the real estate tax and the municipal real estate fee, is allowed. The tax reduction amounts to 30 per cent. of any deficit not exceeding SEK 100,000 and 21 per cent. of any deficit in excess of SEK 100,000. Deficits may not be carried forward to a later fiscal year.

Legal entities

The shares in New LBi are considered to be acquired at their fair market value at the time of acquisition. New LBi intends to request recommendations from the Swedish Tax Agency regarding this value. Information regarding the value will be provided on New LBi’s website or in another way that New LBi finds appropriate. If a deferral has been granted as described above, the deferred tax amount will also become taxable upon disposal of New LBi shares received as merger consideration.

Limited liability companies and other legal entities are normally taxed on all income, including capital gains, as income from business operations at a flat rate of 26.3 per cent tax.

A capital loss on shares incurred by a corporate shareholder may be offset only against taxable gains on shares or other securities taxed in the same manner as shares. Such capital losses may, however, under certain circumstances, also be deducted against capital gains on such securities within the same group of companies, provided the requirements for group contributions (tax consolidation) are met. Capital losses on shares or other securities taxed in the same manner as shares, which have not been deducted from capital gains within a certain year may be carried forward and be offset against such capital gains in future years without any limitation in time.

Taxation of dividends from New LBi

New LBi is generally required to withhold Dutch dividend withholding tax at a rate of 15 per cent. from dividends distributed by New LBi. Pursuant to the treaty for the avoidance of double taxation concluded between Sweden and the Netherlands, this rate of 15 per cent. applies in respect of dividends paid to shareholders who are a resident of Sweden for purposes of this treaty. For details on the Dutch dividend withholding tax treatment, please refer to the section “Tax issues in the Netherlands – Holders of shares in New LBi / Dutch taxes after implementation of the Merger – Dividend withholding tax”.

[1]

It could be questioned if not the same should apply also in relation to mutual funds containing foreign receivables under the rules on free movement of capital in the Treaty on the Functioning of the European Union.

Dividends from New LBi are normally taxed in Sweden at a rate of 30 per cent. tax in the income from capital category for individuals, and at a rate of 26.3 per cent. tax as income from business operations for legal entities. New LBi will not withhold any Swedish preliminary tax, nor report the dividend to the Swedish Tax Agency in respect of the dividend. For individuals whose shares are registered with a nominee in Sweden, the nominee will normally report the dividend payments to the Swedish Tax Agency and withhold preliminary tax at a rate of 15 per cent. if Dutch withholding tax has been withheld at a rate of 15 per cent.

The Dutch 15 per cent. withholding tax is creditable against the Swedish tax on dividends that year or, if there is no Swedish tax that particular year, but subject to certain limitations, creditable in any of the five following fiscal years. Alternatively, the withholding tax may be deducted when the taxable income of the shareholder is computed.

Shareholders not resident in Sweden

Shareholders who are not fiscally resident in Sweden and do not carry on business operations from a permanent establishment in Sweden are generally not subject to Swedish taxation upon a sale of shares. Hence, the Merger should generally not give rise to any Swedish capital gains taxation for such shareholders and the merger consideration should not be subject to Swedish withholding tax. These shareholders may, nevertheless, be subject to tax in their country of residence.

However, as far as individuals are concerned, capital gains on the sale of shares and other securities taxed in the same manner as shares may be subject to Swedish taxation if the individual has been resident or permanently lived in Sweden at any time during the calendar year of the sale, or any of the ten preceding calendar years, see “Tax consequences upon the Merger” above. The rules on roll-over relief apply to individuals who are resident or permanently live within the EEA. If the rules are applicable, no taxable capital gain or deductible capital loss will normally arise in Sweden upon the disposal for such shareholders. It should be noted that “deferred” capital gains assignable to the share exchange normally becomes taxable if the shareholder ceases to be resident or permanently lives within the EEA and the shareholder during this year or the preceding ten calendar years has been resident or permanently lived in Sweden. This provision is, however, in many cases limited by tax treaties for the avoidance of double taxation which Sweden has concluded with other countries.

GLOSSARY

AFM – Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten)

Best Practice Funding – A percentage of money awarded by Google to agencies based on how much they spent on their clients’ behalf

BMM or bigmouthmedia – Bigmouthmedia GmbH, a limited liability company incorporated under German law and registered in the commercial register at the Local Court of Munich under HRB 147417, whose registered office is in Munich, Germany

BMM Shareholders – The parties who sold and will transfer their shares in BMM to Obtineo in accordance with the SPA, conditional (inter alia) upon the Merger being approved by the Extraordinary general meeting of LBi

Boards of Directors – The board of directors of LBi and the management board of Obtineo in each case as of the date of this document

CETP or Carlyle – CETP bigmouthmedia S.à r.l., a limited liability company (Société à responsabilité limitée) incorporated under the laws of Luxembourg, having its office address at CETP bigmouthmedia S.a.r.l., Societe a responsabilite limitee, 2 Avenue Charles de Gaulle, L-1653 Luxembourg, R.C.S. Luxembourg under number B 116 879, a current shareholder of bigmouthmedia

Combined Board – The combined board (Gecombineerde Raad) of New LBi

CRM – Customer relationship management

Cyrte – Cyrte Investments GP I B.V., a private company with limited liability incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Flevolaan 41a, 1411 KC Naarden, the Netherlands, registered with the trade register of the Chambers of Commerce under number 32116545, acting in its capacity as general partner of CF I Invest C.V., a limited partnership incorporated under the laws of the Netherlands, having its office address at Flevolaan 41a, 1411 KC Naarden, the Netherlands, registered with the trade register of the Chambers of Commerce under number 32116673

Dutch Companies Act – Titel 7, Book 2 of the Dutch Civil Code

EBITDA – Earnings before interest, taxes, depreciation and amortisation

Effective Date – The day when the Merger shall become effective, being the day after the execution of the Merger Deed

Euroclear Sweden – The Swedish Central Securities Depository (formerly VPC AB)

Financial Supervision Act – The Netherlands Financial Markets Supervision Act (Wet op het financieel toezicht)

general meeting of Shareholders – The meeting of shareholders of New LBi entitled to vote, together with pledgees and usufructuaries to whom voting rights attributable to the New LBi shares accrue or the body of New LBi consisting of persons entitled to vote on the New LBi shares (as applicable)

Information Document – This information document

Janivo – Janivo Holding B.V., a private company with limited liability incorporated under the laws of the Netherlands, having its registered office in Utrecht, the Netherlands, and its office address at Sparrenheuvel 36, 3708 JE Zeist, the Netherlands, registered with the trade register of the Chambers of Commerce under number 30145961

LBi – LBI International AB, a public limited liability company incorporated in Sweden, Corp. Reg. No. 556528-6886, whose registered office is at Hamngatan 2, SE-11147, Sweden

Listing – The admission to listing and trading of the ordinary shares in New LBi on NYSE Euronext Amsterdam

Management Board – The management board (Raad van Bestuur) of New LBi

Merger – The contemplated legal cross-border merger between Obtineo and LBi, as a consequence whereof LBi will cease to exist and Obtineo will acquire the assets and liabilities of LBi under a universal title of succession (overgang onder algemene titel)

Merging Companies – LBi and Obtineo

Merger Deed – The notarial deed of merger between Obtineo as the acquiring company and LBi, as the company ceasing to exist, as a consequence whereof LBi will cease to exist and Obtineo will acquire the assets and liabilities of LBi under a universal title of succession (overgang onder algemene titel)

Merging Deed Execution – The day of execution of the Merger Deed

Merger Plan – The merger plan dated 24 February 2010 included as appendix to this Information Document

New LBi – Obtineo, the surviving entity after the Merger of Obtineo and LBi to which all assets and liabilities of LBi will be transferred upon the Effective Date and whose name will be changed to LBi International N.V.

The New LBi’s Articles of association – The articles of association (statuten) of New LBi which shall become effective simultaneously with the Merger as of the Effective Date

NYSE Euronext Amsterdam – NYSE Euronext Amsterdam by NYSE Euronext, a regulated market operated by Euronext Amsterdam N.V.

Obtineo – Obtineo Netherlands Holding N.V., a public company with limited liability incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Sparrenheuvel 36, 3708 JE Zeist, the Netherlands, registered with the trade register of the Chambers of Commerce in the Netherlands under number 30277334

PIPE – The private placement of shares in Obtineo in an amount of EUR 40 million pursuant to the Subscription Agreement

PIPE Investors – Janivo, Cyrte, Carlyle, two other BMM Shareholders and certain executive managers of LBi

Rights Offering – The offering of transferable subscription rights by New LBi to its shareholders, excluding the BMM Shareholders and the PIPE Investors in respect of their shares in Obtineo acquired prior to the Merger

SCRO – The Swedish Companies Registration Office (Sw: Bolagsverket)

Securities Act – The US Securities Act of 1933, as amended

SFSA – The Swedish Financial Supervisory Authority (Sw: Finansinspektionen)

Subscription Agreement – The subscription agreement dated 24 February 2010 by and between Obtineo and the PIPE Investors in respect of a private placement of shares in Obtineo in an amount of EUR 40 million

SPA – The share purchase agreement dated 24 February 2010 by and between Obtineo and the BMM Shareholders in respect of the sale and transfer of shares in BMM

Supervisory Board – The supervisory board (Raad van Commissarissen) of New LBi

Swedish Companies Act – Chapter 23, Section 1 and 36 of the Swedish Companies Act (SFS 2005:551)

Underwriters – Janivo and Cyrte

Underwriting Agreement – The underwriting agreement dated 24 February 2010 by and between Obtineo and the Underwriters in respect of the subscription for unexercised rights in the Rights Offering by the Underwriters

ADDRESSES

LBI International AB (publ)

Head office

Visiting and mailing address

LBI International AB

Hamngatan 2

111 47 Stockholm

Sweden

Phone +46 (0)8 41 00 10 00

Obtineo Netherlands Holding N.V.

Visiting and mailing address

Sparrenheuvel 36

3708 JE Zeist

The Netherlands

Bigmouthmedia GmbH (registered office)

Visiting and mailing address

bigmouthmedia GmbH

Schaefflerstr. 3

803 33 Munich

Germany

Phone +49 (0)89 242 167 77

Financial advisors to LBi

Danske Markets

Visiting address

Norrmalmstorg 1

Mailing address

Box 7523

103 92 Stockholm

Sweden

Phone +46 (0)752 48 00 00

Jefferies International Limited

Visiting address

68 Upper Thames Street

Mailing address

EC4V 3BJ London

Great Britain

Phone +44 (0) 20 7029 8000

Legal advisors to LBi

Linklaters (Swedish law)

Visiting address

Regeringsgatan 67

Mailing address

Box 7833

103 98 Stockholm

Sweden

Phone +46 (0)8 665 66 00

Loyens & Loeff N.V. (Dutch law)

Visiting address

Fred. Roeskestraat 100

Mailing address

P.O.Box 71170

1008 BD Amsterdam

The Netherlands

Phone +31 20 578 57 85

Auditors

KPMG AG

Vistingaddress

Ganghoferstraße 29

D-80339 Munich

Mailing address

Postfach 20 11 44

800 11 Munich

Germany

Phone +49 (0)89 928 200

PricewaterhouseCoopers Accountants N.V.

Visiting and mailing address

Thomas R. Malthusstraat 5

1006 BJ Amsterdam

The Netherlands

Phone + 31 20 568 66 66

Öhrlings PricewaterhouseCoopers AB

Visiting and mailing address

Torsgatan 21

113 97 Stockholm

Sweden

Phone +46 (0)8 555 330 00

The management board of Obtineo Netherlands Holding N.V., a public company (naamloze vennootschap) under the laws of the Netherlands, registered with the Dutch Commercial Register under number 30277334 (“Obtineo”), with its official seat (statutaire zetel) in Amsterdam, the Netherlands, and the board of directors of LBI International AB (publ), a public company (Aktiebolag) under the laws of Sweden, corporate registration number 556528-6886 (“LBi”, and together with Obtineo: the “Merging Companies”), with its registered office in Stockholm, Sweden, have agreed on a merger between the Merging Companies pursuant to Chapter 23, Section 1 and 36 of the Swedish Companies Act (2005:551) (the “Swedish Companies Act”) and pursuant to Titel 7, Book 2 of the Dutch Civil Code (the “Dutch Companies Act”), as a consequence whereof LBi will cease to exist and Obtineo will acquire the assets and liabilities of LBi under a universal title of succession (overgang onder algemene titel) (the “Merger”).

In conjunction with this, the management board of Obtineo and the board of directors of LBi (together the “Boards”) have prepared the following joint

MERGER PLAN (the “Merger Plan”)

Whereas:

(i)	none of the Merging Companies has a supervisory board;

(ii)	the Merging Companies have not been dissolved or declared bankrupt, nor has a suspension of payment been declared with respect to the Merging Companies.

This Merger Plan relates to a cross-border merger within the meaning of the Directive 2005/56/EC of the European Parliament and of the Council of the European Union of 26 October 2005 on cross-border mergers of limited liability companies and the relevant local laws applicable to the Merging Companies as a result of which merger LBi will cease to exist and Obtineo will acquire the assets and liabilities of LBi under a universal title of succession.

Background and reasons for the Merger

Following a difficult last 18 months for the marketing industry in general, there is now increasing evidence of a robust recovery in online digital marketing spend. The structural shift towards the Internet as the primary sales and communication channel and the consequent growing demand for online marketing and e-commerce continues apace. Both LBi and Obtineo have benefited from this trend.

The consolidation trend within the Internet consultancy industry has been driven partly by the quest for footprint and sales growth but also by a demand shift in the market. Blue chip customers have increasingly begun demanding more extensive full-service and geographical capabilities as well as more profound web consultancy and systems integration skills. In addition these customers are also focusing on using fewer suppliers of these services. This increases the pressure on internet consultants to achieve critical mass on both a service level and a geographic level. The change in customer requirements and the fact that LBi and Obtineo cover complementary service areas and can leverage from similar geographical coverage have created a natural platform for discussions regarding a merger.

A merger between LBi and Obtineo creates a group with a greater critical mass and stronger strategic position in relation to both customers and capital markets. Post merger, the combined group will be the largest European digital marketing, communications, search, design, branding and technology firm. The combined group will have a market capitalisation of around EUR 180 million based on the volume average weighted share price for LBi over the last month, with a proforma annualized 2009 net revenue for the combined group of EUR 167 million and approximately 1,800 employees. Central Europe will represent the largest geographic area of the combined group with 44 % of sales followed by the UK (30%), US (18%) and the Nordic countries (8%).

The Boards believe that the Merger will enable the new entity to meet customer demand for a wider service offering and deeper geographical reach. The joint entity will be the market leader in the following key European markets – the UK, Denmark, Sweden, Germany, Belgium, and the Netherlands. The Boards furthermore believe that the Merger between the two companies will create a larger critical mass and a stronger strategic position in the capital markets, as well as provide benefits for the companies and their shareholders. Further information regarding the background and the reasons for the Merger are set out in the attached joint press release.

The Boards hold the view that the preferred way to implement the Merger is by means of a statutory cross-boarder merger in accordance with the Swedish Companies Act and the Dutch Companies Act, whereby LBi’s shareholders are given the opportunity to approve the Merger at its shareholders’ meeting. Further, the management board of Obtineo is given the opportunity to resolve on the implementation of the Merger at its board meeting which is planned to be held in April 2010. The intention is that the terms of the Merger shall not generally imply any transfer of value from the shareholders of one company to the shareholders of the other company. The board of directors of LBi shall convene an extraordinary shareholders’ meeting at which this Merger Plan, including any necessary decisions, will be presented for approval. This shareholders’ meeting is planned in April 2010.

Merger prospectus

A Merger prospectus is being prepared by the Merging Companies in accordance with Chapter 2b, Sections 2 and 4 of the Trading Act (lag (1991:980) om handel med finansiella instrument) and will be submitted for registration and approval by the Swedish FSA. Approval of the Merger prospectus is expected to be received early April 2010. Upon approval the Merger prospectus will be made publicly available at the Merging Companies’ respective websites. The Merger prospectus will also available at the respective Merging Companies registered offices. Individuals who wish to receive the Merger prospectus may notify any of the Merging Companies, whereupon the Merger prospectus will be sent by post or by e-mail.

Type of legal entity, name and official seat of the Merging Companies

Obtineo Netherlands Holding N.V., a public company (naamloze vennootschap) incorporated under the laws of the Netherlands, with its official seat (statutaire zetel) in Amsterdam, the Netherlands, the name of which company will be changed into LBi International N.V. as of the moment the Merger takes effect;

LBI International AB, a public company (Aktiebolag) incorporated under the laws of the Sweden, with its registered office in Stockholm, Sweden.

Contemplated continuation or termination of activities

The activities of LBi will be continued by Obtineo in all material respects.

The significance of the Merger to the employees and employment

LBi’s rights and obligations pursuant to employment agreements or employment conditions that exist when the Merger comes into effect will transfer to Obtineo. It is highly unlikely that the Merger will have consequences on employment as the activities of LBi will be continued in the same way as Obtineo.

Procedures for employee participation

As the Merging Companies are not subject to national rules concerning employee participation in the Member State of the European Union where they have their registered office, no employee participation arrangements as referred to in Section 2:333k of the Dutch Companies Act and Chapter 23, Section 38 of the Swedish Companies Act have to be made by Obtineo or LBi.

Determination of the exchange ratio for the Merger consideration and circumstances of significance in the evaluation of the appropriateness of the Merger

The exchange ratio has been determined with the intention of achieving a fair allotment of the shares in Obtineo between the shareholders of the Merging Companies. In determining a fair exchange ratio, the Boards have taken a number of factors into consideration. The Boards have primarily considered the relative profitability of both companies by using EBITDA and taking into account the actual net debt and working capital positions for which normalizations are made.

The Boards have jointly stated that, by taking the above factors into account and applying the above valuation methods, they have arrived at a relative value of one share in Obtineo for one share in LBi. The exchange ratio for the Merger has, therefore, been determined so that each LBi share will be exchanged for one Obtineo share (see further under the “Merger consideration etc.” section below) as a result of the above methodology and valuation principles used to derive the value of Obtineo and the allotment of shares to its shareholders.

The Boards consider the Merger to be beneficial to the Merging Companies and to the shareholders. The Boards also consider the exchange ratio to be fair. The board of directors of LBi has obtained a fairness opinion regarding the exchange ratio from Erik Penser Bankaktiebolag, who expressed that the exchange ratio is fair from a financial point of view for the shareholders of LBi.

Shares to be cancelled pursuant to Section 2:325 paragraph 3 Dutch Companies Act

None.

Auditor statement on the proposed exchange rate

Öhrlings PricewaterhouseCoopers AB issued a statement as referred to in Chapter 23, Section 11 and 40 of the Swedish Companies Act for LBi. This statement is attached to this Merger Plan.

BDO Audit & Assurance B.V. issued a statement as referred to in Section 2:333g jo. 2:328 paragraph 1 Dutch Companies Act for Obtineo. This statement is attached to this Merger Plan.

Merger consideration etc.

The shareholders of LBi will receive new shares in Obtineo as consideration for their shares in LBi. One share in LBi entitles the holder to receive one new shares in Obtineo. No cash payments will be made to the shareholders of LBi pursuant to the exchange ratio for the shares.

The shares in Obtineo issued to the shareholders of LBi as the Merger consideration, shall carry rights to dividends as of the day after the execution of the Merger deed in front of a Dutch civil law notary (or his substitute) (the “Effective Date”). The shareholders of LBi will share in the profits of Obtineo in accordance with the relevant provisions of the articles of association of Obtineo.

Shares in the capital of LBi which are held by or for the account of the Merging Companies (if any) will be cancelled pursuant to the provisions of Section 2:325 paragraph 4 Dutch Companies Act.

In addition to the Merger consideration, the shareholders of LBi are offered the opportunity to participate in a rights offering following the listing of the shares in Obtineo on Euronext Amsterdam (see under “Supplementary Information” attached to this Merger Plan).

Obtineo will apply for admission to listing and trading of its shares on Euronext Amsterdam and publish a prospectus in connection with the listing and the rights offering prior to the Effective Date. The Merger deed will not be executed unless the admission to listing and trading has been approved by Euronext Amsterdam. The first day of trading in Obtineo shares on Euronext Amsterdam is expected to be four trading days following the Effective Date.

Settlement of the Merger consideration

Those entitled to receive consideration for the Merger, will be shareholders registered in the share register of LBi on the Effective Date (see further under the “Planned date for LBi Ceasing to Exist” section). The Merger consideration shall be distributed after the Merger has been registered at the Swedish Companies Registration Office, which is expected to take place within three trading days following the Effective Date.

Trading in the Obtineo shares on Euronext Amsterdam cannot be settled through the Swedish VPC system operated by Euroclear Sweden AB. To be able to trade in the Obtineo shares, shareholders must open a deposit account with a bank or stock broker eligible for delivery of financial instruments in Euroclear. Further information in respect of actions required for shareholders holding LBi shares on VP accounts or deposit accounts not eligible for delivery of financial instruments in Euroclear will be provided in the Merger prospectus.

The Merger is expected to be effectuated at the earliest in July 2010.

Holders of securities with special rights

Existing option plans of LBi

As at 31 December 2009, there were 6,117,150 outstanding stock options granted under the LB International AB Global Share Option Plan (the “Share Option Plan”), which together entitled the holders to purchase up to 4,467,900 LBi shares. In connection with the registration of the Merger it is the intention that share options granted under the Share Option Plan will be replaced by new share options in Obtineo on terms corresponding to the existing share options held in LBi. All warrants issued by LBi in order to ensure LBi’s undertakings to deliver shares in connection with exercise of share options granted under the Share Option Plan will be cancelled in connection with the registration of the Merger. Accordingly, no such warrants will exist at the registration of the Merger.

Employee equity incentives

In light of the contemplated Merger, it is currently proposed to set up a new equity incentive plan. The maximum number of shares (or equivalents) available to be awarded under the new equity incentive plan is 12.9 million. The dilution to the existing shareholders in LBi International due to the merger with Obtineo will be 53%. The additional dilution as a result of the new option plan would be maximum 5% for the existing shareholders in case all awards are indeed made in the form of shares. It is currently proposed that the new equity incentive plan(s) will consist of a Stock Appreciation Rights plan and/or a so-called Jointly Owned Share Plan (‘JSOP’).

Stock Appreciation Rights (‘SARs’) give the employees the right to receive a payment in cash during or after a certain period of time from the company that granted the SARs. The payment in cash is equal to the difference between the fair market value of the underlying shares at the moment of exercise of the SARs and the exercise price of the SARs. SARs will never lead to shareholdership. Therefore, the grant of SARs does not lead to any dilution.

A JSOP allows employees to participate in any growth in value of the company from a certain point, generally based on the current value of the company plus a hurdle. Under this structure, ordinary shares would be acquired by an Employee Benefit Trust. The shares would be jointly owned by the trust and the employees (i.e. employees would be entitled to the growth in value, whereas the trust holds the underlying capital). The implementation of a JSOP could lead to a dilution for existing shareholders.

No special rights and no compensations will be granted at the expense of Obtineo to anyone other than as set out above.

Articles of association

The articles of association of Obtineo were drawn up by deed of incorporation executed on 28 December 2009 before G.M. Portier, civil law notary in Amsterdam, the Netherlands.

The Merging Companies have agreed that the current articles of association of Obtineo shall be amended, including amendments relating to an increase of the nominal value of the shares and an increase of the authorised capital, a change in the procedure for appointment of members of the management board and the supervisory board and a provision that certain important decisions of the management board require approval of a requisite majority of the supervisory board. The intention is also to change the name of Obtineo into LBi International N.V.

A resolution to amend the articles of association of Obtineo has been passed by the general meeting of shareholders of Obtineo and shall be effected by a notarial deed of amendment, which shall be conditional upon, and take effect as from, the Effective Date.

The consecutive wording of the current articles of association of Obtineo and the articles of association as they will read after the amendment thereof in connection with the Merger are attached to this Merger Plan.

Directors and management of Obtineo

There are no benefits, as referred to in Section 2:312 paragraph 2 under d of the Dutch Companies Act, to be granted to any member of the Boards, or to another party involved in the Merger, in connection with the Merger.

The management board of Obtineo consists of Messrs. J.E. Tjaden and F.J. Botman. Upon closing of the acquisition of bigmouthmedia GmbH (the “Target”) by Obtineo, Mr. Botman will resign and Ms. N. Moosa will be appointed as new member. Both managing directors will resign from that position as of the Effective Date. The acquisition is further described under “Supplementary Information” attached to this Merger Plan.

As of the Effective Date, the management board of Obtineo shall consist of two members. Mr. L.A.J. Taylor shall become CEO and Mr. H.J.F. Wezenberg shall become CFO of Obtineo.

Obtineo shall also have a supervisory board as of the Effective Date. The initial members will be Mr. A. Mulder (chairman), Mr. G.W. Fink, Ms. N. Moosa (appointed as nominee of Carlyle), Mr. J.E. Tjaden (appointed as nominee of Janivo) and a fifth independent candidate.

The new members of the management board and the supervisory board of Obtineo have been appointed by the general meeting of shareholders of Obtineo, which appointment is conditional upon, and shall take effect as from, the Effective Date.

Following the Merger, a strategic advisory board shall be installed which shall inform or advise the combined group as regard to new strategic developments in the market and share views on trends in the industry and future demands from clients. The members of the strategic advisory board shall be Messrs. M.J. Mol (currently Board member of LBi), F.J. Botman and S.E. Leach.

Date per which the financial data of LBi will be accounted for in the annual accounts of Obtineo

The financial data of LBi will be accounted for in the annual accounts of Obtineo as per the Effective Date. The last financial year of LBi will therefore end on 31 December 2009. LBi will issue an interim report for the period January to March 2010 and if the merger is not finalised in July 2010, also an interim report for the period January to June 2010 will be issued on a stand alone basis.

Corporate approvals of the draft terms of cross-border merger

Other than as described in this Merger Plan, the resolution to implement the cross-border merger in conformity with the common draft terms of cross-border merger is neither subject to the approval of a company body of the Merging Companies nor of any third party.

Effects of the merger on the goodwill and the distributable reserves Obtineo

The implementation of the Merger shall, as such, not have any impact on the amount of goodwill in the books and accounts of Obtineo. To the extent the total value of LBi shall be in excess of the aggregate nominal value of the new shares to be allocated by Obtineo to the shareholders of LBi, such excess value shall constitute share premium and shall be accounted for as such in the books and accounts of Obtineo. As a result of the merger with LBi, the distributable reserves in Obtineo will increase by the amount of the distributable reserves of LBi that are combined with the distributable reserves of Obtineo that exist before the merger.

Date of the most recently adopted annual accounts or interim financial statements

This Merger Plan is prepared: (i) as to LBi, on the basis of its adopted annual accounts for the 2006, 2007 and 2008 financial years, and moreover its interim financial statements for the period January to September 2009 (see appendix 1 to this Merger Plan) (the “LBi Interim Statements”); (ii) as to Obtineo, on the basis of its interim financial statements for the period ending at 31 December 2009.

Information on the valuation of assets and liabilities of LBi to be acquired by Obtineo

The assets and liabilities of LBi to be transferred to Obtineo under and pursuant to the Merger have the same book values as indicated in the LBi Interim Statements. Hence, in respect of the evaluation of assets and liabilities, reference is made to the LBi Interim Statements. Besides what is precisely indicated in this Merger Plan, assets and liabilities transferred to Obtineo by means of the Merger are adequately indicated in the LBi Interim Statements and are evaluated upon the application of applicable IFRS accounting principles.

Pre-merger undertakings

Other than as described in this Merger Plan, each Merging Company undertakes that it shall, and that it shall procure that each member of its group shall, during the period from this day and until the execution of the Merger deed (the “Merger Deed Execution”), carry on its business in the ordinary and usual course and so as to maintain it as a going concern and shall not, without the prior written consent of the other party, take any of the following actions:

(a)	declare, make or pay any dividend or any other distribution (other than to a wholly owned member of its group);

(b)	merge or amalgamate, or agree to merge or amalgamate, its business with any other company (other than to a wholly owned member of its group);

(c)	make any change to its articles of association or other constitutional documents (save for minor changes to the articles of association or other constitutional documents of a majority owned member of its group);

(d)	enter into any scheme or arrangement with its creditors or as regards any corporate reconstruction, receivership, administration, liquidation or bankruptcy (other than in respect of any dormant companies);

(e)	allot, issue, create, acquire, redeem or repay any shares or other securities (or grant any option or other right to call for the issue or transfer of shares or other securities) or agree, undertake or arrange to do any of those things other than to, in favour of or from a wholly owned member of its group or, in respect of LBi, (i) upon the exercise of share options or warrants existing at the date hereof (in accordance with their terms at the date hereof); or (ii) in accordance with binding contractual earn-out arrangements existing at the date hereof and previously disclosed to the other party;

(f)	grant any credit or make any loans or enter into any guarantee or indemnity as regards the obligations of any third party or assume or incur (or agree to assume or incur) any material additional indebtedness or other actual or contingent liability (other than in favour of a wholly owned member of its group or in the ordinary course of business or as contractually required by the existing financing facilities of the Merging Companies and save for the refinance with Danske Bank as referred to in the next section “Conditions for the Merger”, under 5);

(g)	enter into or amend or terminate any contract or arrangement which would be material in a way taking the group as a whole following the Merger (other than in the ordinary course of operating its business);

(h)	implement or agree to implement substantive changes to the terms of current arrangements or contracts with the directors or members of the executive team of the Merging Companies, enter into an employment agreement or incur any commitment to enter into an employment agreement involving a remuneration and other benefits exceeding the aggregate amount of EUR 350,000 per annum or increase or agree to increase the remuneration or other benefits of any directors or any employees of group members exceeding the aggregate amount of EUR 350,000 per annum;

(i)	create or agree to create any material encumbrance or other security over any material assets (other than as contractually required by the existing financing facilities of the Merging Companies and save for the refinance with Danske Bank as referred to in the next section “Conditions for the Merger”, under 5); or

(j)	acquire, sell or agree or offer to acquire or sell any material shareholding or other interest in any other company, any material business or (other than in the ordinary course of operating its business) any material assets or stock.

The Merging Companies undertake to, in consultation with each other, take all necessary actions within their respective power or control in order to complete the Merger on the terms set out herein.

If, before the Merger Deed Execution, a Merging Company breaches a pre-merger undertaking set out above in (1) clause (a) up to and including (e) above or (2) in the preamble to the pre-merger undertakings or in clause (f) up to and including (j) above in any such way which would result in a material adverse effect on the Merger or the new group created by the Merger, and in any such case is not repaired (if capable for repair) within 21 days following the breach, the other Merging Company that did not commit the breach shall be entitled to terminate this Merger Plan by written notice to the other party being received prior to the Merger Deed Execution.

If the Merger has not become effective prior to 30 September 2010 this Merger Plan will terminate.

Conditions for the Merger

The Merger Deed Execution is conditional upon:

1.	the management board of Obtineo resolving on the implementation of this Merger Plan;

2.	the shareholders’ meeting of LBi approving this Merger Plan by a majority of two thirds of both the votes cast and the shares represented at the shareholders’ meeting;

3.	Obtineo acquiring issued and outstanding ordinary shares in the Target from the Target’s shareholders against issuance of up to 35.8 million ordinary shares in Obtineo;

4.	Obtineo raising EUR 40 million pursuant to a private placement at a price of EUR 1.20 per share;

5.	the execution by LBi of binding agreements with Danske Bank for the provision of bank facilities to Obtineo on the terms as agreed in a binding term sheet dated 24 February 2010 and such facilities being available for drawdown, subject to any variations as are agreed by the Merging Companies acting reasonably;

6.	the ordinary shares in Obtineo having been admitted to listing and trading on Euronext Amsterdam, subject to the Merger Deed Execution, on the basis of an approved prospectus in connection with this listing and the EUR 10 million offering of transferable subscription rights to shareholders of LBi, who become shareholders of Obtineo as a result of the Merger, to acquire ordinary shares in Obtineo at a price of EUR 1.00 per share;

7.	all permits and approvals of the authorities that are legally required for the Merger having been obtained on terms that are acceptable for the Merging Companies, in the reasonable opinion of the Boards; and

8.	the Merger not in whole or in part being made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or anything similar.

If any of the above conditions is not satisfied prior to the Merger Deed Execution, the Merger will not be implemented and this Merger Plan will terminate, provided that Obtineo may waive the condition under 5 above.

Reference is also made to the right of any Merging Company to terminate this Merger Plan prior to the Merger Deed Execution in case of a breach of a pre-merger undertaking by the other Merging Company, as set out in the previous section.

The transactions under 3, 4 and 6 are further described in the attachment to this Merger Plan headed “Supplementary Information in accordance with Chapter 23, Section 10, Item 2 of the Swedish Companies Act (2005:551)”.

Planned date for LBi ceasing to exist

LBi will cease to exist and its assets and liabilities will transfer to Obtineo at the Effective Date. This is expected to occur not earlier than in July 2010. The Merging Companies will announce the Effective Date at a later stage.

The shares in LBi will be delisted from the NASDAQ OMX Stockholm and Euronext Amsterdam in conjunction with the Effective Date. The last day for trading in the LBi shares is expected to be the day that falls three trading days prior to the Effective Date.

Effective date for consolidation purposes is the date that the merger is registered at the Swedish Companies Registration Office which is expected to be in July 2010.

Planned date for trading in Obtineo shares

The first day of trading in Obtineo shares issued as the Merger consideration on Euronext Amsterdam is expected to be four trading days following the Effective Date.

Fees etc. relating to the Merger

The auditors of the Merging Companies, respectively, will be entitled to payment for their invoiced and approved fees in respect of their examination of and statements concerning this Merger Plan and related documents. Other than that, no remuneration or special benefits as a consequence of the Merger shall be given to any director, managing director or auditor.

This Merger Plan has the following appendices:

1.	LBi’s annual accounts for the 2006, 2007 and 2008 financial years, LBi’s interim financial statements for the period January to September 2009 and Obtineo’s interim financial statements for the period ending at 31 December 2009;

2.	current articles of association of Obtineo;

3.	articles of association of Obtineo as they will read after the amendment thereof in connection with the Merger;

4.	supplementary information in accordance with Chapter 23, Section 10, second paragraph of the Swedish Companies Act;

5.	auditor’s statement in accordance with Chapter 23, Sections 11 and 40 of the Swedish Companies Act for LBi;

6.	auditor’s statement as referred to in Section 2:333g jo. 2:328 paragraph 1 of the Dutch Companies Act for Obtineo;

7.	joint press release from the Boards concerning the Merger to be announced on 25 February 2010.

[SIGNATURE PAGES TO FOLLOW]

Signature page

Merger Plan

24 February 2010

Obtineo Netherlands Holding N.V.

The management board

F.J. Botman	J.E. Tjaden

Signature page

Merger Plan

24 February 2010

LBI International AB (publ)

The board of directors

A.. Mulder	G.W. Fink	L. Mees

M.J. Mol	K.G.M. Bonde

The articles of association of Obtineo

[attach the full text of the articles of association of Obtineo]

The articles of association of Obtineo as they will read after the amendment thereof in connection with the Merger

Supplementary Information in accordance with Chapter 23, Section 10, second paragraph of the Swedish Companies Act (2005:551)

As this Merger Plan was prepared more than six months following the expiry of the most recent financial year for which an annual report and auditor’s report have been presented, information in accordance with Chapter 23, Section 10, second paragraph of the Swedish Companies Act (2005:551) is attached hereto.

1	LBi

LBi’s business and results during the period 1 January 2009 until 1 December 2009 (the “Period”) has continued to develop in line with the overview presented in the interim financial statements for the period January to September 2009.

The parent company’s net sales for the Period amounted to SEK 23.5 million (19.1) of which SEK 23.5 million (19.1) was completely related to internal invoicing. The parent company’s gain after financial items was SEK 27.7 million (-18.0) including administrative expenses of SEK 31.7 million (32.0) and financial income and expenses of SEK 42.9 million (-5.1).

Cash and cash equivalents at the end of the Period totalled to SEK 4.6 million compared to SEK 8.3 million as of 31 December 2008. External net financial debt at the end of the Period was SEK 394.8 million compared to SEK 385.4 as of 31 December 2008.

2	Obtineo

Obtineo’s business during the period since the date of its incorporation (the “Period”) has developed as set out in the following.

Obtineo is a newly incorporated company. On 24 February 2010, Obtineo entered into:

(i)	a share purchase agreement regarding the purchase of issued and outstanding ordinary shares in bigmouthmedia GmbH (the “Target”) with the Target’s current shareholders;

(ii)	a subscription agreement with certain investors regarding a EUR 40 million private placement in Obtineo; and

(iii)	an underwriting agreement in respect of a EUR 10 million rights offering by Obtineo;

as further explained below:

Ad (i)

Obtineo has signed a share purchase agreement to acquire shares in the capital of the Target (the “Acquisition”) from CETP bigmouthmedia S.à.r.l (“Carlyle”) and the Target’s other shareholders (the “BMM Shareholders”). The purchase price will consist of (i) up to 35.8 million ordinary shares in Obtineo which will be issued to the BMM Shareholders at closing and (ii) a cash component up to a maximum amount of EUR 14.05 million to be paid to the BMM Shareholders (the “Make Good Payment”), if the price of the shares in Obtineo during a 3 month period, starting 15 months following the first day of trading of the shares in Obtineo on Euronext Amsterdam (the “Listing”): if the price is equal to or lower than EUR 1.20, the Make Good Payment will be EUR 14.05 million; if the price is equal to or higher than EUR 1.65, the Make Good Payment will be nil; whereby a sliding scale is applied.

Ad (ii)

The current shareholders of Obtineo are Janivo Holding B.V. (“Janivo”) and CF I Invest C.V., a limited partnership managed by Cyrte Investments GP I B.V. (“Cyrte”), each owning 50% of the shares in the capital of Obtineo. Janivo, Cyrte, Carlyle, two other BMM Shareholders and certain executive managers of LBi (the “PIPE Investors”) have signed a subscription agreement which upon closing will result in Janivo and Cyrte holding each 13,833,333 shares, Carlyle acquiring 2,031,595 shares, the two other BMM Shareholders acquiring 2,135,071 shares in total and executive management acquiring 1,500,000 shares in total in the capital of Obtineo against payment of EUR 1.20 per share (the “PIPE”). The closing of the PIPE is expected to occur upon approval of the Merger at the extraordinary shareholders’ meeting of LBi. Janivo and Cyrte are entitled to a commitment fee of 3.5% of the aggregate subscription price of the PIPE shares acquired by themselves. Carlyle shall receive 3.5% on the aggregate subscription price of the PIPE shares acquired by it and the other two BMM shareholders.

The total issued share capital of Obtineo following the closing of the Acquisition and the PIPE prior to the Merger will be EUR 691,333, consisting of up to 69,133,332 ordinary shares with a nominal value of EUR 0.01 each. These shares are subject to a lock-up for a period of 540 days following the Listing. Obtineo may grant dispensation from the lock-up on such terms and conditions as it thinks fit, including the loss of the right to receive the Make Good Payment.

Ad (iii)

Upon the admission to listing and trading of the ordinary shares in the capital of Obtineo on Euronext Amsterdam, Obtineo will launch a rights’ offering in the amount of EUR 10 million, consisting of transferable subscription rights which are offered to shareholders of Obtineo at a price of EUR 1.00 per share (the “Rights Offering”). The BMM Shareholders and the PIPE Investors are excluded from the Rights Offering in respect of the shares acquired by them pursuant to the Acquisition and the PIPE (including any shares currently owned in Obtineo). Janivo has committed itself to exercise its pro rata share of the Rights Offering in respect of the shares it receives in Obtineo as a result of the Merger. Further, Janivo and Cyrte have committed themselves in the underwriting agreement to subscribe for any shares, which are not subscribed for by eligible shareholders in the Rights Offering, at a price of EUR 1.00. Janivo and Cyrte are entitled to an underwriting fee of 3.5% of the aggregate amount of the Rights Offering. The shares acquired by Janivo and Cyrte in the Rights Offering are subject to a lock-up for a period of 540 days following the Listing. Obtineo may grant dispensation from the lock-up on such terms and conditions as it thinks.

Auditors’ statement regarding merger plan according to Chapter 23, Sections 11 and 40 of the Swedish Companies Act (2005:551)

Assignment and allocation of responsibilities

We have examined the merger plan dated February 24, 2010 (the “Merger Plan”). It is the responsibility of the Board of Directors of LBI International AB (publ) (“LBi”), corporate registration number 556528-6886 and Obtineo Netherlands Holding N.V. (“Obtineo), Dutch Commercial Register number 30277334 to ensure that the Merger Plan has been prepared in accordance with Chapter 23, Sections 10 and 38-39 of the Swedish Companies Act. It is our responsibility to examine the Merger Plan and based on our examination provide a written statement in accordance with Chapter 23, Sections 11 and 40 of the Swedish Companies Act.

Direction and scope of examination

The examination has been performed in accordance with FAR SRS’ recommendation RevR 4 Examination of Merger Plan (Sw. Granskning av fusionsplan). This means that we have planned and performed the examination in such a manner that we, with limited assurance, can make a statement about the Merger Plan, the valuation methods used, determination of the merger consideration as well as whether or not there is a risk that the creditors in LBi will not receive full payment for their claims. The examination has included examination of the Merger Plan, examination of supporting documentation and interviews regarding the Merger Plan. In accordance with RevR 4, we have only performed limited examination of the assessments made regarding forward-looking statements included in the Merger Plan. In our opinion, the examination provides us with a reasonable basis for our statements below.

Other information

According to the Merger Plan, LBi will cease to exist and Obtineo will acquire the assets and liabilities of LBi under a universal title of succession.

The Merger Plan states that the consideration to the shareholders of LBi shall consist of shares in Obtineo. The exchange ratio has been determined so that each LBi share will be exchanged for one Obtineo share. With this exchange ratio the number of shares of Obtineo after the merger will be the following:

Shares in Obtineo before the merger	69 133 332
Consideration to the shareholders in LBi with shares in Obtineo with a ratio of 1:1	62 023 276
Shares after the merger	131 156 608

When appraising the value of the assets and liabilities of the companies and establishing the exchange ratio, the boards have primarily considered the relative profitability of both companies by using EBITDA and taking into account the actual net debt and working capital positions for which normalizations are made.

The financial fairness of the exchange ratio to the shareholders of LBi is supported in a fairness opinion regarding the exchange ratio from Erik Penser Bankaktiebolag, who expressed that the exchange ratio is fair from a financial point of view for the shareholders of LBi.

Statement

It is the Boards of Directors of LBi and Obtineo that are responsible for ensuring that the merger consideration and the basis for its distribution has been determined in an objective and correct manner.

The Boards of Directors of LBi and Obtineo have jointly stated that the factors described in the Merger Plan and the applied valuation methods, have resulted in a relative value of one share in Obtineo for one share in LBi.

The financial fairness of the exchange ratio to the shareholders of the respective company is supported in a fairness opinion regarding the exchange ratio from Erik Penser Bankaktiebolag, who expressed that the exchange ratio is fair from a financial point of view for the shareholders of LBi.

Based on our examination, no circumstances have come to our attention, which have given us reasons to believe that:

•	the valuation methods used are not appropriate,

•

the merger consideration and the basis for its distribution has not been established in a factual and correct manner or that the Merger Plan does not comply with the requirements of the Swedish Companies Act,

•	the merger will entail a risk that debts to the creditors of LBi included in the Merger Plan will not be settled,

•	the statement by the Board of Directors of LBi is not in accordance with Chapter 23, Section 39 of the Swedish Companies Act.

Stockholm February 24, 2010

Auditor appointed by LBI International AB:

Öhrlings PricewaterhouseCoopers AB

/s/ Hans Jönsson
Hans Jönsson
Authorized Public Accountant